Form 20-F
period 2002-12-31
FILA HOLDING SPA
filed 2003-06-06
CIK 903126

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                    FORM 20-F


[ ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  for the Fiscal Year Ended: December 31, 2002

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the Transition Period from ____ to ____

                                     1-19924
                            (Commission file number)

                               FILA HOLDING S.p.A.
             (Exact name of registrant as specified in its charter)

                               FILA HOLDING S.p.A.
                 (Translation of registrant's name into English)

                                      Italy
                 (Jurisdiction of incorporation or organization)

                     Viale Cesare Battisti 26, Biella, Italy
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each class              Name of each exchange on which registered
      -------------------              -----------------------------------------
  American Depositary Shares                    New York Stock Exchange
  Ordinary Shares with a par                    New York Stock Exchange *
    value of(a)1.00 each

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                           96,489,608 ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X   No
                                     ---

           Indicate by check mark which financial statement item the
                        registrant has elected to follow

                             Item 17    Item 18  X
                                                ---

* Not for trading, but only in connection with the registration of the American Depositary Shares.

FILA logo                         Form 20-F for the year ended December 31, 2002

TABLE OF CONTENTS

PART I                                                                      page
------

Item 1.  Not applicable                                                        4
Item 2.  Not applicable                                                        4
Item 3.  Key Information                                                       4
         Selected Consolidated Financial Data                                  4
             Exchange Rates                                                    6
         Capitalization and Indebtedness                                       6
         Reason for the offer and use of proceeds                              6
         Risk Factors                                                          6
Item 4. Information on the Company                                            12
         History and Development of the Company                               12
         Business Overview                                                    12
              Products                                                        12
              Design and Product Development                                  14
              Sales and Distribution                                          15
              Seasonality                                                     17
              Sourcing                                                        17
              Marketing                                                       18
              Trademarks and Patents                                          19
              Licensing Agreements and Joint Ventures                         19
              Competition                                                     21
              Management of Exchange Rate Risks                               22
              Backlog                                                         22
         Organizational Structure                                             23
              Corporate Structure                                             23
             Property plants and equipment                                    24
Item 5.  Operating and Financial Review and Prospects                         24
              Strategy                                                        24
         Operating Results                                                    25
         Liquidity and Capital Resources                                      29
         Research and Development, Patents and Licenses                       34
         Trend Information                                                    34
Item 6.  Directors, Senior Management and Employees                           35
         Directors and Senior Management                                      35
         Compensation                                                         37
         Board Practices                                                      38
         Employees                                                            38
         Share Ownership                                                      38
Item 7.  Major Shareholders and Related Party Transactions                    38
         Major Shareholders                                                   38
         Related Party Transactions                                           39
             Interests of experts and counsel                                 40
Item 8. Financial Information                                                 40
         Consolidated Statements and Other Financial Information              40
         Significant Changes                                                  40
Item 9.  The Offer and Listing                                                41
             Offer and Listing Details: Share Price History                   41
             Plan of distribution                                             41
               Markets                                                        41
               Selling Shareholder                                            41
               Dilution                                                       42
               Expenses of the issue                                          42
Item 10.  Additional Information                                              42
               Share Capital                                                  42
               Memorandum and Articles of Incorporation                       42
               Material Contracts                                             52
               Exchange Control                                               52
               Taxation                                                       52
               Dividends and Paying Agent                                     56
               Statement by Experts                                           56
               Documents on Display                                           56
               Subsidiary Information                                         56
Item 11.  Quantitative and Qualitative Disclosures about Market Risk          56
Item 12.  Description of Securities other than Equity Securities              58


PART II

Item 13. Defaults, Dividend Arrearage and Delinquencies                       58
Item 14. Material Modifications to the Rights of Security Holders and
         Use of Proceeds                                                      58
Item 15. Controls and Procedures                                              58

PART III

Item 17. Financial Statements (N/A)                                           59
Item 18. Financial Statements                                                 59
Item 19. Exhibits                                                             60

         For all periods covered by this annual report, we published our Consolidated Financial Statements in Euro. In this annual report, references to "dollars" or "$" are to United States dollars. Amounts stated in dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience and should not be construed as representations that the Euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from Euro at the noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 2002. The Noon Buying Rate on December 31, 2002 was Euro 0.9537 per U.S. $1. Such rate differs from the actual rates used in the preparation of the Consolidated Financial Statements included in Item 19(a) of this annual report, and dollar amounts used in this annual report differ from the actual dollar amounts that were translated into Euro in the preparation of such financial statements. For information regarding recent rates of exchange between Euro and dollars, see "Exchange Rates" in Item 3A..

         In this annual report, references to "we", "us", "Fila" or "the Company" refer to Fila Holding S.p.A. and its consolidated subsidiaries unless otherwise indicated.

         The statements in this annual report are based on financial information prepared in conformity with the accounting principles discussed in Note 1 to the Consolidated Financial Statements included in Item 19 (a) of this annual report, which conform to Italian generally accepted accounting principles. These principles differ in certain respects from generally accepted accounting principles in the United States. See Note 18 to the Consolidated Financial Statements included in Item 19(a) of this annual report.

         Except for the historical statements and discussions contained herein, statements contained in this Report constitute "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward looking statements may include words such as "expect", "estimate", "project", "anticipate", "should", "intend", and similar expressions or variations on such expressions. Any filing we make with the U.S. Securities and Exchange Commission may include forward looking statements. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by us or on our behalf, including statements concerning our future operating and financial performance, our share of new and existing markets, general industry and economic trends and our performance relative thereto and our expectation as to requirements for capital expenditures and regulatory matters. Our businesses include footwear, apparel and other sectors, and our outlook is predominantly based on our interpretation of what we consider to be the key economic factors affecting these businesses. Forward looking statements with regard to our businesses rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements, including: the many factors that affect the demand for footwear and apparel products worldwide and in particular markets, including consumer confidence, demographic changes and general economic conditions; factors affecting the footwear and apparel business including consumer tastes and preferences, which may change unexpectedly and quickly; actions of competitors in the various markets in which we compete, including competition for consumers and endorsers; prices and availability of raw materials and production capacity difficulties, including capacity and supply constraints and excess inventory levels; the ability to secure and protect trademarks, patents and other intellectual property; adverse publicity; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties. We disclaim any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Consolidated Financial Data.

         The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained herein.

         The Consolidated Financial Statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with Italian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to Fila's Consolidated Financial Statements contained herein, see Note 18 to the Consolidated Financial Statements contained herein.

                                                                    As of and for the year ended December 31,
                                                                    -----------------------------------------

                                                            2002          2001         2000        1999         1998
                                                            ----          ----         ----        ----         ----
                                                          (in thousands of Euro, except per share and per ADS amounts)
Amounts in accordance with Italian GAAP:
Income Statement Data
Total net revenues:
Net direct sales                                          874,736       944,991      974,108     882,956      977,934
Royalty income                                             24,534        22,664       23,051      17,598       13,889
Other revenues                                             10,230         9,514        6,331       6,813        7,197
                                                   --------------------------------------------------------------------
                                                          909,500       977,169    1,003,490     907,367      999,020

Cost of sales                                            (559,363)     (632,078)    (610,563)   (547,833)    (651,011)
                                                   --------------------------------------------------------------------
Gross profit                                              350,137       345,091      392,927     359,534      348,009
Selling, general and administrative expenses             (330,088)     (390,220)    (403,685)   (369,521)    (423,016)
Restructuring charges                                           0        (4,722)     (17,270)          0      (12,033)
                                                   --------------------------------------------------------------------
Income (loss) from operations                              20,049       (49,851)     (28,028)     (9,987)     (87,040)

Other income (expenses):
Interest income                                             2,025         2,060        2,971       4,499        4,278
Interest expenses                                         (21,692)      (29,095)     (28,130)    (19,312)     (21,995)
Other expenses - net                                      (62,343)      (35,821)     (15,075)    (20,329)     (16,293)
                                                   --------------------------------------------------------------------
                                                          (82,010)      (62,856)     (40,234)    (35,142)     (34,010)

Income (loss) before income taxes                         (61,961)     (112,707)     (68,262)    (45,129)    (121,050)
Income taxes                                              (18,929)      (27,010)      (3,323)    (13,596)      (6,958)

                                                   --------------------------------------------------------------------
Net income (loss)                                         (80,890)     (139,717)     (71,585)    (58,725)    (128,008)
                                                   ====================================================================
Net income (loss) per share/ADS (1)(2)                      (2.22)        (6.71)       (5.15)      (4.31)       (9.54)
Weighted average number of shares/ADSs
outstanding (1)(2)                                     36,516,399    20,835,508   13,888,730  13,624,404   13,423,389

Amounts in accordance with U.S. GAAP:
Total net revenues                                        909,500       977,169    1,003,490     907,367      999,020
Gross profit                                              350,137       343,591      389,555     359,534      348,009
Income (loss) from operations                              (8,554)      (65,606)     (29,575)     (9,632)     (86,339)
Income (loss) before income taxes                         (61,807)     (111,363)     (69,809)    (44,774)    (120,349)
Net income (loss)                                         (80,693)     (138,833)     (72,853)    (58,376)    (127,936)

Basic                                                       (2.22)        (6.68)       (5.30)      (4.28)       (9.52)
Diluted                                                     (2.22)        (6.68)       (5.30)      (4.28)       (9.52)

Weighted average number of shares/ADSs
outstanding (1)(2)                                     36,395,999    20,765,577   13,768,330  13,624,404   13,426,136


Balance Sheet Data (at period end) in accordance with Italian GAAP:
Working capital (deficit)                                   5,013       (45,731)     (33,636)    123,806      135,856
Total assets                                              599,831       731,960      735,349     665,078      703,860
Short-term debt payable to third parties (3)              254,926       307,607      317,490     169,511      239,650
Short-term debt payable to related parties                 36,817        76,555      108,456      38,758       30,987
Long-term debt                                              3,360        12,376       39,217     104,250       90,907
Shareholders' equity                                      106,427        88,588       72,141     140,880      172,329


Amounts in accordance with U.S. GAAP:
Working capital (deficit)                                   5,033       (44,957)     (33,636)    123,806      135,856
Total assets                                              595,739       728,140      731,408     661,831      700,247
Short-term debt payable to third parties                  254,926       307,607      317,490     169,511      239,650
Short-term debt payable to related parties                 36,817        76,555      108,456      38,758       30,987
Long-term debt                                              3,360        12,376       39,217     104,250       90,907
Shareholders' equity                                      102,335        84,768       68,199     137,632      172,329

(1) Restated to reflect the five to one reverse stock split made effective January 1, 2001 on a retroactive basis (one ordinary share corresponds to one ADS).
(2) Restated to reflect the two to one reverse stock split made effective on a retroactive basis by the extraordinary shareholders meeting on September 23, 2002.
(3) Of which Euro 1,573 thousands, Euro 2,100 thousands, Euro 2,048 thousands, Euro 2,865 thousands and Euro 3,100 thousands, respectively, at December 31, 2002, 2001, 2000, 1999 and 1998 denominated in Sterling Pound and secured against property, plant and equipment

Exchange Rates

         The following tables set forth the high, low, average and year-end Noon Buying Rates for each of the years indicated and the high and low Noon Buying Rates for each of the months indicated (in each case, expressed in Euro per $1.00):


Year Ended December 31,         High              Low          Average*      End of year
-----------------------         ----              ---          --------      -----------

2002                      (euro) 1.0485   (euro) 0.9927    (euro) 0.9454   (euro) 0.9537
2001                             1.1947          1.0488           1.1224          1.1235
2000                             1.2092          0.9676           1.0861          1.0652
1999                             0.9984          0.8466           0.9445          0.9930

* The average of the Noon Buying Rates on the last business day of each month during the year.


         January 2003     February 2003      March 2003       April 2003        May 2003
         ------------     -------------      ----------       ----------        --------
High    (euro) 1.0861    (euro) 1.0875     (euro) 1.1062    (euro) 1.1180    (euro) 1.1853
Low            1.0361           1.0708           1.0545            1.0621           1.1200


The Noon Buying Rate as of June 4 , 2002 was 1.1708 Euro per $1.00.

The above rates are given for information only, and differ from the rates used in the preparation of our financial statements included herein. See Note 1 to the Consolidated Financial Statements.

Item 3.B. Capitalization and Indebtedness

Not applicable.

Item 3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D. Risk Factors

We have a history of losses.

         In fiscal years 2000 and 2001, we incurred operating losses of Euro
24.7 million and Euro 49.9 million respectively and net losses of Euro 71.6 million and Euro 139.7 million respectively. Although in 2002 we reported positive operating income of Euro 20.0 million, we still had a net loss of Euro
76.4 million.

In 2000 we ended the year with sales growth in the United States market after two years of significant revenue loss, whereas Europe showed a reversal of its growth trend, closing the year with a decline in revenue. Furthermore, 2000 profitability was negatively affected by restructuring charges in the amount of Euro 17.3 million, related to consolidation of the U.S. outlet network and the rationalization of the Group structure through the closure of non-strategic subsidiaries.

In 2001, we realized an operating loss of Euro 41.7 million before restructuring charges in the amount of Euro 4.7 million, which consisted of charges arising from the conversion to a licensing partnership of our subsidiary operating in Australia. The operating loss was mainly attributable to the poor gross margin we achieved, as a result of the combined effects of negative market/industry dynamics during the year, contraction of consumer spending and Fila's brand crisis in Europe.

         Our improved operating income in 2002 was achieved through both a significant reduction in fixed costs and improvement in gross profit due to a better cash management and inventory control.

         For the first quarter of 2003, we reported an operating profit of Euro
6.2 million (compared with an operating profit of Euro 2.2 million in the first quarter of 2002) and a net loss of Euro 6.4 million (compared with a net loss of Euro 31.6 million in the comparable period of 2002).

A single shareholder controls us.

         Prior to our ordinary share subscription offering that was concluded in February 2003, Holding di Partecipazioni Industriali S.p.A., which, effective May 1, 2003, has changed its name to "Rizzoli Corriere della Sera MediaGroup S.p.A." ("RCS"), owned approximately 71.93% of our outstanding ordinary shares. After giving effect to the subscriptions for shares by RCS and other shareholders in that offering, at the end of the subscription period on February 28, 2003, RCS owned approximately 91.09% of our ordinary shares. No other shareholder owns 5% or more of our ordinary shares. As long as RCS or another entity owns over 50% of our ordinary shares, it will be able to elect a majority of our Board of Directors, to cause or prevent a change of control of Fila, to control major decisions of corporate policy and to determine the outcome of any major transaction or other matter submitted to our stockholders or directors, including borrowings, issuance of ordinary shares and other securities, the declaration and payment of any dividends on ordinary shares, potential mergers or acquisitions involving us, amendments to our Bylaws and other corporate governance issues. Stockholders other than RCS therefore are likely to have little or no influence on decisions regarding such matters. In the deposit agreement under which our ADSs are issued, RCS also has a right of first refusal to purchase any rights, warrants or other instruments that we may offer in the future to holders of ordinary shares but that the depositary determines may not lawfully or feasibly be made available to ADS owners (for example, because they are not registered with the U.S. Securities and Exchange Commission).

We have agreed to sell all of our operating businesses and intend to enter unrelated businesses.

           On March 7, 2003, we announced that we have agreed to sell 100% of our direct subsidiaries, Fila Nederland BV, Fila Sport S.p.A., Ciesse Piumini SRL and Fila USA Inc., to Sport Brands International LLC, an affiliate of Cerberus, a U.S.-based private investment fund manager. These subsidiaries constitute all of our operating businesses. The purchase price will be US$351 million in cash payable at closing plus the assumption by Sport Brands International of all financial debt incurred by the Fila group since January 31, 2003 and all of the Fila group's trade debt, subject to various adjustments under the sale contract. All antitrust approvals required for the closing have been obtained, and we currently expect that the sale will close by the end of June 2003 and that immediately after the sale, our assets will consist entirely of approximately $30-$35 million in cash. Although we believe all significant conditions to the sale have been satisfied, we cannot give you absolute assurance that our sale of our operating businesses will be consummated.

         We have also announced that we plan to reinvest the net proceeds of the sale in new activities that are unrelated to our current businesses. Our Board of Directors has decided to consider opportunities in the media and publishing sector, which we believe will provide a good fit with the activities of the other members of the RCS group, which has increasingly concentrated its efforts in this sector in recent years. If the sale of our operating businesses is consummated and we invest the proceeds to enter new lines of business, there is no way to predict currently whether we will be successful in those new businesses, what types of capital or other resources we might need to conduct those businesses or what the value of our ADSs might be as a result. In particular, since we were founded our sole business has been designing and marketing apparel and footwear, and we do not have any experience with any other type of business. Although we believe that we will be able to benefit in some degree from the experience of the other RCS group companies in the media and publishing sector, in order to conduct any business after such a sale is consummated, we will need to create a new structure and hire our own new employees and officers experienced at that new business. In addition, the sale may result in our becoming a "passive foreign investment company" for U.S. federal income tax purposes until we enter a new business. See "Taxation" (Item 10.E.).

Our principal shareholder intends to purchase all of our outstanding shares and ADSs.

         In June 2001, RCS informed our directors that RCS intended to concentrate its resources and investments in the media and publishing sector and would begin the process of divesting its ownership in Fila. From that time until Fila agreed to sell its operating businesses, RCS was actively pursuing options to sell its interest in Fila. Simultaneously with our announcement that we reached an agreement to sell our operating businesses, RCS issued a press release announcing that it will, after the closing of that sale and in any event within six months from March 7, 2003 (the date of the announcement), offer to purchase all of our issued and outstanding shares not already owned by RCS, including all of our ordinary shares in the form of American Depositary Shares, at the price of US$ 1.12 per share or ADS. The press release further stated that the offer, when launched, will be conducted by RCS with the aim to take Fila private. RCS has not commenced the offer that is referred to in its March 7, 2003 press release and we cannot predict when it will do so.

Our ability to continue as a going concern depends in part upon continued financial support from our majority shareholder until the completion of the sale of our operating businesses.

      We have suffered net losses in recent years, including in 2002. Our ability to sustain our cash operating requirements depends upon a combination of cash flows from operations and other sources of financing. RCS has informed us that it will continue to provide or make available adequate financial resources to support our operations through the earlier of January 1, 2004 and the date that RCS sells its entire interest in the Fila Group. Accordingly, our financial statements for the year 2002 have been prepared on a going concern basis. If and when the closing of our sale of our operating businesses is completed, we expect that we will have no ongoing immediate need for support from RCS. However, as noted above, we cannot assure you that we will not need additional support in the future in order to enter into or operate in the new businesses that we intend to pursue.

         In response to a notification that HdP intends to sell the ordinary shares they own, in February 2002 Citibank N.A., Milan Branch rescinded a demand line of credit they had provided to us and demanded repayment of the outstanding borrowings. In March 2002, Citibank initiated a proceeding in the Tribunal of Milan to compel Fila and HdP to repay the (euro) 23.8 million outstanding under the line of credit at that time. On July 31, 2002, Citibank initiated a proceeding in the Tribunal of Biella, to compel Fila to pay US$1.8 million, Mexican pesos 25.8 million and Brazilian reales 9.5 million, which were due under certain lines of credits by the controlled entities Fila Argentina, Fila Mexico and Fila do Brasil; such lines of credit had been granted pursuant to a letter of guarantee provided by Fila Holding SpA. During the month of May, 2003 all of the indebtedness that Fila Mexico S.A. de C.V. had toward Citibank had been settled. These proceedings are pending. If other providers of credit to us, including providers of the letters of credit our suppliers require to manufacture and ship our products, withdraw or fail to renew that credit, our liquidity and our ability to continue to finance our operations would be adversely affected, and we may not be able to continue as a going concern. In particular, all of our financial debt is provided under short-term credit lines that are repayable on demand and may be revoked without notice. If the lenders under these facilities decided (due to a sale or prospective sale of our shares by HdP or for any other reason) to demand immediate repayment and to revoke such facilities, we would be unable to repay all of the outstanding amounts and continue to operate.

Our sales are affected by consumer preferences and industry conditions.

         Both the athletic footwear industry and the apparel industry are subject to rapid and substantial shifts in consumer preference and tastes that cannot be accurately predicted. Consumer acceptance of our existing products may change rapidly and consumers may not accept our new products, in which we may have made substantial capital investments. The retailers on whom we rely for orders may also limit advance orders or be reluctant to promote new products in response to perceived shifts in consumer tastes. Consumer spending on footwear and apparel is also cyclical and may decrease at any time as a result of recession or economic uncertainty in a particular market. Any such decrease in one or more of our principal markets could materially limit or decrease our sales even if we correctly anticipate consumer preferences.

         There were two main features of 2002 in the sports apparel and footwear sector, affecting most geographical areas to a greater or lesser extent. On one hand 2002 confirmed that Classic/Retro products are the drivers at the top end of the market, while on the other the "Vintage" apparel and footwear wave, which began in Europe and has taken hold in the US, seems to be maintaining momentum for longer than forecasts predicted. The return to success of this type of product has been supported by selectively exploiting the distribution channels typically used by sports brands, in line with the tendency for fashion and sport apparel to converge.

         This phenomenon has been accompanied by greater price competitiveness at the low end of the range, particularly in footwear, with a view to maintaining consumption levels in this specific market segment against the backdrop of an often unfavorable economic scenario.

         According to preliminary estimates in the US, sales of sports footwear grew 2.5% in 2002. Running remains the most important category in terms of turnover, representing 28% of the entire market but nevertheless declining against the previous year. Basketball on the other hand, with 15% of the total market, reported strong growth (+16.4%) driven by two phenomena: the success (described above) of vintage products, which are particularly numerous in this category, and constant investments in product creativity and marketing by the main brands. Products linked to niche sports which are highly attractive for a younger public (hiking, skateboarding) also continue to show interesting growth rates.

         So far as apparel is concerned, perhaps the most interesting feature of what is basically a stable market scenario, is growth in products and brands addressed to outdoor and ski/mountain activities. Sales of training and fitness apparel also reported positive trends. This is the result of the growing level of awareness in the US market in recent years of physical activity of various types, from fitness centers and training sessions at home, to jogging and yoga.

         In Europe too there was a strong concentration of footwear volumes and new products in the Heritage/Classic area, with distribution being extended into non-traditional channels.


We operate in competitive markets.

         The footwear and apparel industries are intensely competitive, and certain of our competitors in these markets have significantly greater financial, product development, production, distribution and marketing resources than we do. Many of our competitors have also achieved substantially greater brand awareness than we have in certain geographical and/or product markets, in both the sportswear and the athletic footwear categories. If we fail to compete effectively, our sales will suffer and we will be unable to expand into new geographical and product markets that may be more attractive than the athletic footwear and apparel market that is our core business.


We must make up-front commitments and investments for new products that may not be recouped.

         The footwear and apparel industries have relatively long lead times for design and production, and we must generally commit to minimum production amounts before we receive orders. Retailers may also generally cancel orders without penalty before the product is delivered or return unsold products that have been delivered. In addition, we must make substantial up-front investments in product development, advertising and promotion in connection with new-product introductions, which are essential to our competitiveness. If we or our customers fail to accurately forecast consumer demand for our products, we will not be able to recoup these up-front investments and we may be required to incur significantly higher carrying costs and to liquidate substantial amounts of excess inventory at reduced margins or at a loss, as we have had to do at times in recent years.

We produce and sell our products in many countries.

         In 2002, our products were produced by over 140 independent subcontractors in approximately 30 different countries, and were sold in approximately 60 countries. For our most recent collections (Fall/Winter 2002 and Spring/Summer 2003), approximately 21% of total production was in mainland China and approximately 14% was in Indonesia. No other country represented over 10% of production, and each of Bangladesh, Hong Kong, Italy, Macau, Turkey and Vietnam represented between 5% and 10%. As a result, our operations are subject to risks of international production and sales that include fluctuations in currency values, export duties, import controls, customs duties and tariffs, quotas and other trade barriers, restrictions on transfers of funds, inconsistent levels of intellectual property protection, work stoppages, labor unrest, shipping and other delays, and in certain parts of the world, political instability. Any of these factors could disrupt our supply of products (which would cause decreased sales and possible loss of customers), limit our ability to produce our products in particular jurisdictions, or impair our ability to operate profitably.

         In 2002, approximately 33% of our total net direct sales were in Europe, approximately 36% were in the United States and approximately 25% were in the Far East (primarily South Korea). Our international sales are subject to many of the same risks as our international production. Any of those factors could limit our ability to sell our products in particular jurisdictions or decrease the demand in one or more jurisdictions.

Our ADSs may be delisted by the New York Stock Exchange

         The New York Stock Exchange notified us by letter dated October 14, 2002 that our ADSs had fallen below their continued listing criteria relating to price, and by letter dated October 24, 2002 that we had fallen below their continued listing criteria relating to market capitalization and shareholders' equity. The New York Stock Exchange requires that the average closing price of a listed security be not less than $1.00 over a 30-day trading period, and requires listed companies to have both a global market capitalization and total shareholders' equity in excess of $50 million. In order to comply with the New York Stock Exchange's rules concerning continued listing, we submitted a business plan to the Listings and Compliance Committee of the New York Stock Exchange and became subject to a monitoring period of six months in the case of the trading price criterion and eighteen months in the case of the market capitalization and shareholders' equity criteria. Our market capitalization and shareholders' equity after giving effect to RCS's subscription of shares in our rights offering that closed in February 2003 are significantly more than $50 million, and the New York Stock Exchange notified us on May 13, 2003 that our average stock price at the end of the applicable six-month monitoring period was above the minimum requirement, and that accordingly we are no longer considered below the $1.00 continued listing criterion. However, the New York Stock Exchange noted that our ADR trading price remained below its early warning level of $5.00, and that we remain subject to review.

         Our ADSs could be suspended or delisted from trading on the New York Stock Exchange if we fail to comply with the goals and initiatives outlined in our plan. Any suspension or delisting of our ADSs by the New York Stock Exchange would severely and adversely affect their liquidity and trading price.

You may face difficulties in proceedings with respect to your interests as a shareholder, because we are an Italian company.

         We are a joint stock company (societa per azioni or S.p.A.) organized under the laws of Italy. A substantial portion of our assets is located in Italy. Furthermore, all of our directors and most of our officers reside in Italy, and all or a substantial portion of their assets is located in Italy. As a result, it may not be possible for you to effect service of process in a jurisdiction outside Italy upon these people or to enforce against them in a jurisdiction outside of Italy judgments of courts in that jurisdiction. Because final judgments of U.S. courts for civil liabilities based upon U.S. federal securities laws may only be enforced in Italy if certain requirements are met, you may face difficulties in protecting your interests in the case of actions by our directors or officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

         You may face difficulties in bringing original actions before Italian courts if liability is based solely on the laws of certain jurisdictions outside of Italy, including those based on U.S. federal securities laws. Such actions may not be enforceable in the Italian courts. Italian courts will apply Italian rules of civil procedure and substantive provisions of Italian Law that are regarded as mandatory.

You may not be able to assert claims against Arthur Andersen

         The consolidated financial statements of Fila Holding S.p.A. appearing in our annual report on Form 20-F for the year ended December 31, 2001, have been audited by Reconta Ernst & Young S.p.A., Milan, Italy, independent auditors, whose report is based in part on the report of Arthur Andersen & Co., Hong Kong.

         We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen & Co., Hong Kong, as required by section 7 of the Securities Act for incorporation by reference of its reports on our consolidated financial statements for the year ended December 31, 2001. Rule 437a of the Securities Act, as amended, permits us to include these reports on the financial statements incorporated by reference herein without the consent of Arthur Andersen & Co., Hong Kong. Because Arthur Andersen & Co., Hong Kong has not consented to the incorporation by reference of its reports herein, your ability to recover for claims against Arthur Andersen & Co., Hong Kong may be limited. In particular, you will not be able to recover against Arthur Andersen & Co., Hong Kong, under Section 11(a)(4) of the Securities Act for any untrue material fact contained in the financial statements audited by Arthur Andersen & Co., Hong Kong or any omission to state a material fact required to be stated therein.

Customers

         Although no single customer or group of related customers accounted for more than 10% of our worldwide sales in 2001 or 2002, we have certain significant customers, the loss of which for any reason would adversely affect our business. Our largest single customer accounted for approximately 3% of total revenues in 2002.


ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

         We were incorporated in Italy under the legal name Fila Holding S.p.A., and currently do business under the name "Fila". Our principal place of business is located at Viale Cesare Battisti 26, Biella, Italy (tel.: +39.015.3506.1). The name and address of our subsidiary in the United States is Fila USA Inc., 14114 York Road, Sparks, MD 21152 (tel.: 410.773.3000).

       We are a leading designer and marketer of athletic and casual footwear and apparel for men, women and children. Additional products (such as underwear, sunglasses and watches) are designed, manufactured and distributed by independent licensees or joint ventures. Our footwear, apparel and licensed products are sold in approximately 60 countries and are manufactured by carefully selected independent subcontractors, primarily in the Far East.

       We were founded as a knitwear company in Italy in 1926, and commenced activewear activities in 1973 when we began to design, manufacture and market tennis apparel. Our athletic footwear activities commenced in 1984, when a licensee first introduced Fila footwear in the United States. Since 1991, when we negotiated the early termination of this license, we have managed our U.S. footwear business directly. Our successes have led to Fila being recognized as a global company in terms of both distribution and brand image.

       Gross capital expenditures in 2002 were Euro 18.3 million, mainly representing investments in information technology (new software for SAP implementation).

       Gross capital expenditures in 2001 were Euro 29.6 million. The most significant components were related to the development of retail activities and to information technology software.

       Gross capital expenditures in 2000 were Euro 67.1 million. The most significant components were related to the acquisition of the 40% equity stake in Fila UK from Blacks Leisure Group (bringing our ownership to 100%) for Euro
19.5 million and to the purchase of a warehouse in Brandon Woods (U.S.A.) for Euro 22.7 million.


Item 4.B. Business Overview

PRODUCTS

       Our products are athletic and casual footwear and apparel. The following table sets forth the respective revenues (in Euro and as a percentage of total net revenues) from our footwear and apparel product lines, and from licensing royalty income and other revenues, for the last three years:

------------------------------------------------------------------------------------------------
                                 Net Direct Sales by Product Category and Royalty Income
(Euro in millions)                2002                     2001                     2000
                            Euro         %           Euro         %           Euro        %
                            ----        ---          ----        ---          ----       ---
Footwear
   United States            140.3      15.4          133.5      13.7          126.0      12.6
   Europe                   128.5      14.1          173.5      17.8          199.5      19.9
   Rest of world             87.1       9.6          122.2      12.5          133.5      13.3
                           -------   -------        -------   -------        -------   -------
     Total                  355.9      39.1          429.2      43.9          459.0      45.7

Apparel
   United States            172.6      19.0          151.9      15.5          118.2      11.8
   Europe                   161.9      17.8          184.8      18.9          234.0      23.3
   Rest of world            184.4      20.3          179.0      18.3          162.9      16.2
                           -------   -------        -------   -------        -------   -------
     Total                  518.9      57.1          515.7      52.8          515.1      51.3

Royalty income               24.5       2.7           22.7       2.3           23.1       2.3
Other revenues               10.2       1.1            9.5       1.0            6.3       0.6
                           -------   -------        -------   -------        -------   -------
     Total net revenues     909.5     100.0          977.2     100.0         1003.5     100.0
------------------------------------------------------------------------------------------------

Figures may not add due to rounding

Footwear

         Fila's mission in the footwear market is to develop products that blend updated technology with a unique Italian style and comfort. The international flavor of the products is guaranteed by cross-cultural design and development teams based in Italy and USA and by a worldwide net of independent designers.

          In 2002 we have been working on design innovations and creating a "family look", capitalizing on our innovative "speed tech" and cushioning technologies. One example of this strategy is Shumacher's fireproof driving shoes whose technology has won the JEC AWARD for the Sport and Culture section of the 2003 JEC (Journals and Exhibitions on composite) edition.

           Fila's shoe collections are evenly split between active and active-inspired casual products. All products are designed, developed and tested to ensure a tight fit with the company's mission.

Apparel

         While continuing to offer a comprehensive collection of apparel for active sports, as well as casual and leisure activities, Fila has focused its global collection, to concentrate on its core Active categories (Tennis, Running, Fitness/Xtraining and Ski) on one hand and on the other to refresh its sportswear collection with renewed Heritage designs.
    Fila has been named as the official supplier of the two top motorsports team in the world: Ferrari and Ducati. This is also an important springboard for the sport-inspiration apparel line which has been developed in partnership with the two prestigious teams.

Activewear

         Our Fila activewear lines are designed and engineered for performance use in athletic sports activities. We are focused on strengthening the present product offering in the tennis, winter sports, running, and cross-training/fitness areas, while localized opportunities, such as basketball in the US, are developed in the applicable geographical region. Several of these products are engineered with advanced high performance construction techniques, use superior fabrics and are tested in cooperation with some of today's top athletes during international competitions.

Sport-inspired Sportswear

         These product lines are generally not tied to specific sports and can be used both for active exercise or leisure pursuits, including for example: work-outs, warm ups, track suits and sweatshirts. In this part of the collection creativity and innovation are well balanced with functionality and price point in order to generate a product offer able to cover the key segments of the sport apparel market: from the core/functional part to the increasing demand for trendy sport inspired streetwear. The driving concepts in this category, works in synergy with the footwear ones. Our current focus is on the following themes:
Fila Heritage, Fila Campus and Fila Motorsports.

         Our priorities for the Fila footwear and apparel lines in 2003 will be to continue to develop innovative products that reinforce Fila's presence in the market and provide significant business opportunities; to continue to focus on our core categories (Tennis, Running, Fitness, Lifestyle) in order to improve our results and the possibility for major product successes; and to fine tune our offering in order to better meet the needs and desires of our current and potential customers.

Enyce

       The Enyce and Lady ENYCE product lines consist of a complete collection of men's and women's leisure apparel and accessories targeted to young (15-28 year old) people living in metropolitan areas. The collection is influenced by the fusion of the worlds of entertainment, music and fashion and includes knitwear, sweaters, shirts, T-shirts, skirts, pants, denim as well as sports inspired products such as fleece tops, sweatpants, warm-ups and dresses. All products are developed in modern, comfortable, easy-to-wear fabrics. Logos and graphics are inspired by various sources but mostly by American sports and old leagues.

Ciesse

       CIESSE is an Italian brand of sports clothing that combines style and function, drawing on the competence acquired from producing technical garments originally made of down. CIESSE intends to enter the sportswear and light outdoor wear sectors, offering a range of products (clothing, footwear, and accessories), characterized by technical qualities and function with a high style and quality content. All products are studied for multi-seasonal mobility and travel and made with weather-resistant and long-lasting materials.


DESIGN AND PRODUCT DEVELOPMENT

Footwear

      Products are designed, developed and tested at our facilities in Montebelluna (Italy) and Peabody (Massachusetts USA) . Commercialization is carried out in our Soucing Centers in Taiwan and Jakarta. The entire design, development, test and commercialization process is managed by Global Directors with responsibility for the process across national boundaries.

      The latest communication technologies, fast prototyping technologies, a widespread use of English as the working language and a deeply rooted footwear know-how, allow our managers to coordinate our worldwide resources in an efficient and effective way . A shoe may be designed in Italy and developed in the USA. Prototypes and samples might come from China and fit and wear testing could be carried out in the USA.

       Our Design departments and independent design consultants derive their trend perceptions and creativity from both market research and international cross-fertilization. A Global Art Director is in charge to coordinate trends and funnel them towards consistent collections.

      Our workshops creates 3D models out of designs and sketches. This is a fundamental step in consolidating the collections.

      The Development department is the transmission gear to production. All necessary information is collected and evaluated. Costing issues are analyzed and the most appropriate production facilities are selected.

      The Advanced Research and Test Lab is located in Peabody, Massachusetts. This allows us to gain access to the outstanding technical resources (engineers, biomechanics, etc.) and deeply rooted industry know-how that are available in that area. Proximity to well known American Northeastern universities and scientific institutions, is highly beneficial to Fila both in term of skilled resources and cooperation projects.

      Our two Far East sourcing centers (Jakarta, Indonesia and Taichung, Taiwan) are responsible for moving products into production. They are a link between the product development, production and delivery processes. They are a key reference point for the whole supply chain.

      Quality Assurance and Quality Control constantly work with factories to insure that the good products are the results of good processes. Their feedback is vital to the rest of the organization to improve on a daily basis.

Apparel

      During 2002 we expanded our capacity to cooperate with design centers around the world to better incorporate diverse trends, while relying on Product Development and Marketing coordination in Italy to make sure we do not lose the Italian roots and sensibility of the company. We have also reduced the number of styles in our international offer by nearly 40% in the last 4 seasons. Efforts will now be directed at maximizing product commonality across the countries, via a renewed process of information flow through the Global Development Center/Marketing and the countries themselves.


SALES AND DISTRIBUTION

       We have established our own sales and distribution subsidiaries in various countries, including the United States, Canada and Mexico in the Americas; Italy, Germany, France, the United Kingdom and Spain in Europe; and Korea, Taiwan, Hong Kong, Malaysia and Singapore in the Far East. In other countries, we rely on independent distribution networks. Our strategy is to establish directly controlled distribution subsidiaries in key markets with high potential, and to exploit opportunities in other markets through licensing and other alternative distribution arrangements. During the last three years we decided to accelerate the discontinuation of subsidiaries located in unprofitable markets that we no longer consider strategic for the brand (Uruguay, The Philippines, South Africa and East Africa in 2000) and in 2002 we discontinued our Australian and Brazilian subsidiaries and transferred operations in those countries to a licensing partnership.

       Fila products are sold worldwide through approximately 7,000 different clients. We also directly operate 17 boutiques in key locations around the world as well as 49 outlet stores where overstocked items, slow moving inventory, seconds and discounted designs are sold at prices below suggested retail.

Europe

       Our net direct sales in Europe accounted for 33% of total net direct sales in 2002, compared to 38% in 2001.

       In the Italian market, sales are made through exclusive, independent agents who sell both footwear and apparel directly to more than 1,000 sporting goods stores. In 2001 we opened a single-branded Fila store in Milan and in 2002 we continued this program by opening franchised stores and developing corners/shops-in-shops with leading retailers; this program reflects the primary and strategic objective of giving greater visibility to the entire Fila offering, especially new products. We also operate 5 boutiques in Italy as well as 3 outlet stores.

       In key European markets such as Germany, France, the United Kingdom and Spain we have wholly- owned domestic subsidiaries responsible for marketing and distribution of Fila products to sporting goods, department, and specialty stores through the use of independent sales agents. Sales of Fila footwear and apparel in the other European countries are made directly to 20 independent importer/distributors.

       We operate one boutique and two outlet stores in France and 5 outlet stores in the UK; in February 2003 we closed the flagship store in London that we opened in September 2001.


United States

       Our net direct sales in the United States accounted for 36% of total net direct sales in 2002, compared to 30% in 2001. In the United States, Fila products are primarily sold directly to retailers through independent sales representatives.

       Footwear is sold primarily through specialty athletic shoe stores and sporting goods stores. Sales of our apparel lines are made primarily through department stores, specialty stores, pro shops and sporting goods stores. In 2002 there were approximately 500 U.S. customers for footwear and 60 for apparel (including Enyce) that purchased at least U.S. $ 10,000 of products each. As of December 31, 2002, we had 16 outlet stores in the United States.

         Fila (including the Enyce brand) had three customers (Marmaxx, Kohl's Dept Stores and Mervyn's) that accounted for 9.5%, 3.7% and 3.5%, respectively, of total net direct sales in the U.S. market in 2002.


Far East and Rest of the World

       Our net direct sales in the Far East accounted for 25% of total net direct sales in 2002, compared to 23% in 2001. Sales and distribution for all Fila products in Korea are managed by Fila Korea Ltd., a joint venture in which Fila owns approximately a 97% interest (the remaining stake being owned by local management). Distribution in Korea is made through approximately 380 retail locations (Fila stores managed by franchisees and `shops in a shop' operated directly by Fila). We also operate a boutique in Korea.

       The remainder of the Far East is covered through subsidiaries and importer/distributors, with the exception of Japan, where Fila products are distributed by our licensee, Kanebo. Distribution in Fila's principal Far East markets (including Taiwan, Singapore, and Hong Kong) is handled through subsidiaries. We operate two boutiques in Taiwan, and three in Singapore.

       Our net direct sales outside Europe, the United States and the Far East accounted for 6% of total net sales in 2002 and 9% in 2001. We reach our Latin American markets through direct subsidiaries located in Argentina and Mexico, as well as through licensees and local importer/distributors.

       We are present in Canada through a direct subsidiary and operate one boutique as well as seven outlet stores there.

FilaNet Inc.

         In June 2002, the business that had previously been conducted by FilaNet, Inc. was divided between Fila U.S.A, Inc. and Fila Sport S.p.A.. Fila U.S.A., Inc. assumed responsibility for e-commerce sales of Fila products over the internet in the USA. Fila Sport S.p.A. assumed responsibility for the remaining primary portal and the other portions of the Fila worldwide Business-to-Consumer (B2C) Project through a Sport & Life lifestyle portal (www.fila.com) that provides content and new services to communities attracted by Fila's lifestyle concept applied to Sport. Fila Sport S.p.A. has been managing the global e-commerce offers of both Fila and affiliated companies' products since June 1, 2002 .


SEASONALITY

         Our business is seasonal, with the largest percentage of sales generated in the first quarter (January through March) and third quarter (July through September).

       In addition to seasonal fluctuations, our operating results fluctuate on a quarterly basis as a result of holidays, weather and the timing of large shipments. Our gross margins also fluctuate according to product mix, cost of materials and the mix between wholesale and retail channels. Given these factors, there can be no assurance that our future results will be consistent with past results or the projections of securities analysts.


SOURCING

       All of our footwear and apparel is produced by subcontractors to our specifications, with approximately 73% of total 2002 production (calculated based on value) produced in the Far East, approximately 6% in Italy, approximately 10% in other European countries and the remainder in the Americas and in the rest of the world. Sourcing and quality control for virtually all Fila products are currently handled by our headquarters-based Quality Department or through Fila Sport Hong Kong for apparel and Fila Korea and its Taiwan branch for footwear.

       In selecting subcontractors, we attempt to use manufacturers that specialize in the type of footwear or apparel being produced and to avoid over-dependence on any particular supplier by having a sufficient diversity of sources.

Footwear

       Approximately 93% of our footwear (calculated based on value) in 2002 was made in the Far East, primarily Indonesia, Hong Kong and other Pacific Rim countries, to further improve our quality/cost ratio. Certain shoes are produced in Italy, Spain and Eastern European countries, and we continue to examine the possibility of sourcing in other countries. In 2002, our footwear was produced through a total of 28 separate subcontractors.

       The principal materials used in our footwear products are leather, nylon, canvas, linen, rubber, PU and PVC. Our subcontractors generally buy raw materials in bulk to meet our specifications.

Apparel

       In 2002, approximately 72% of our apparel (calculated based on value) was made in the Far East, where our selected manufacturers buy materials of the type and quality specified by us from designated suppliers and produce finished apparel to our specifications. Approximately 7% of our apparel was manufactured in Italy in 2002, and approximately 21% was made in other countries, such as Portugal, Russia and Turkey, by independent subcontractors that produce finished products from materials purchased and supplied by us. In addition, we source some casual and athletic apparel in the United States. In 2002, Fila apparel products were manufactured by 104 separate subcontractors.

       The large majority of our apparel orders to manufacturers are supported by concurrent orders to us from our customers.

       The principal materials used in our apparel are cotton, silk, wool, synthetic fiber material, goose down and other natural and synthetic insulations, branded fleece and waterproof-breathable synthetics.


MARKETING

Advertising

         We are in the process of repositioning our advertising campaign in accordance with our new consumer focus, which is younger (15 to 30 years old) and more trend conscious than in the past. This translates into a new advertising strategy that, while still seeking to enhance Fila's image as one of the small group of true sport brands (by leveraging our unique partnerships like Ferrari/Ducati or our great champions like M. Schumacher, Kim Clijsters, Jennifer Capriati, Barry Bonds), will blend Sport and Life in a distinctive way.
         Style, creativity, fun, joy and inner confidence are the values that we want to deliver to the young consumers who drive this market.


Sport Marketing

         2002 confirmed once again the importance of our endorsement agreements and sponsorship events.

         The tennis season opened with Jennifer Capriati becoming number one again by winning the Australian Open, where she defeated Martina Hingis. For the 7th time in their career Jennifer Capriati and Mark Philippoussis returned to the Australian court. In addition, Kim Clijsters rounded out her 2002 season and the 2002 Sanex WTA tour with a win over the world's number one ranked player, Serena Williams.

         In the running category, Fila Discovery Kenya celebrated its tenth anniversary, by launching a training camp for young, middle-distance girl runners to pay homage to Fila's golden winners, like Margareth Okayo. The event, which took place at the Eldoret Sports Centre in the Rift Valley, involved thousands of children from all over Africa. In April, Margareth Okayo won her first Boston Marathon title. During the European Championships in Athletics, Fila had a good result in terms of brand visibility. Katerina Vogoli won a gold medal in discus, while Erki Nool (decathlon) and Natalia Sassanovich (heptathlon) won silver medals. Darren Campbell became bronze medallist in 100 meter-dash..

         The motorsports gave Fila a terrific exposure, through the World Champion Michael Schumacher and the Ferrari Team. Besides his incredible skill behind the wheel of his Ferrari F1 car, Michael is a champion in every way. He has been named Unesco champion for sport at a ceremony at Unesco Headquarters in Paris. In addition, during the 2002 Laureus World Sport Award Ceremony, he was awarded Best Sportsman of the Year.

         In December 2002 Fila announced the partnership agreement between Fila and Ducati to develop a line of innovative Fila-Ducati Corse branded apparel/footwear and to serve as title sponsor for the official Superbike team as well as appear on the bikes and racing suits of riders in Team Ducati Marlboro MotoGP as technical sponsor.

         In the Olympic Winter Games which took place in Salt Lake City, the biggest 2002 winter sport event, Karine Ruby won an Olympic silver medal in the snowboard parallel giant slalom. South Korea won the women's short track speedskating 3,000 metres. Karine Ruby won the Snowboarding World Cup in Tandadalen (Sweden).

The Filasprint Circuit was at its 15th edition. This is an important grass roots event supported by Alberto Tomba, which gathers many young skiers from different European countries.


TRADEMARKS AND PATENTS

       We utilize trademarks on virtually all of our footwear and apparel. Our main trademarks are the "Fila" name and design and the characteristic "F" logo. We believe that these trademarks are important in identifying our products with the Fila brand image, and the trademarks are often incorporated prominently in product designs, either individually or in combinations.

       We believe the Fila brand to be among our most important and valuable marketing assets, and we generally seek protection for our trademarks in all countries where significant existing or potential markets for our products exist. We take vigorous action to defend our trademarks in any jurisdiction where infringement is threatened or others have tried to register them. It is impossible to estimate the amount of counterfeiting involving our products or the effect such counterfeiting may have on our revenues and brand image. However, we believe that we have been relatively successful to date in detecting and controlling the counterfeiting of our products.

       We have also received or applied in a number of countries for a patent on the "3 Actions System." We believe that we are not dependent on any particular patented technology, including the "3 Actions System", to any material degree.

       In addition, in various countries we have registered or applied for a "bar logo" trademark which is used to identify Fila athletes' uniforms and for visual merchandising purposes. We also own the Enyce and Ciesse trademarks.


LICENSING AGREEMENTS AND JOINT VENTURES

       We utilize licensees both to produce and distribute complementary, non-core product lines and to gain access for core products to particular markets where using a licensee appears advantageous.

Non-core products licenses

       To widen the product mix associated with the Fila brand, we have entered into a number of separate licensing agreements permitting licensees to design and market under our brand name specific products that currently include underwear, eyewear, watches, bike-wear and accessories, golf clubs, golf bags, golf accessories as well as golf shoes, children's apparel (for North America only), as well as motorbike helmets.

       Under the terms of our licensing agreements, all products sold, as well as all advertising by licensees, must be approved in advance by us; we also have the right to monitor the quality of the licensed products on an ongoing basis. Despite a persisting unfavorable overall market situation our licensed businesses, we recorded growth in this area in 2002.

            Underwear remains our most important non-core licensed product. Fila watches and U.S. children apparel also recorded a significant growth.

            We continue to monitor other licensing opportunities that may represent an effective way to enhance our brand image and worldwide reputation.


Core products licenses

       We also utilize licensees in particular markets where, for various reasons, we believe that approach would be more advantageous than distributing our core products directly.

       In Japan, after two years of growth, the bad economic situation started to be felt and affected royalty income from this market, which was nonetheless comparable in 2002 to 2001. We have opened a completely renewed Fila flagship store in Tokyo on the occasion of the 2002 Soccer World Cup, in the famous trendy area of Harajuku.

       Our second largest licensee, in South America, was strongly affected by the economic crisis in Argentina and its influence on the nearby countries, which added to already difficult conditions in Venezuela and Columbia. The result was a drop in sales of approximately 30% in 2002 compared to 2001.

       Israel posted another good result in 2002 by growing around 20% compared to the previous year. This result is particularly impressive considering current conditions in Middle East.

       In 2002 the ongoing restructuring of the Fila group included the closing of Fila Do Brasil and Fila Oceania; in both Brazil and Australia, we instead adopted a licensing strategy for all products.

Terms of licenses

       Fila's license agreements generally include provisions, relating to the following matters, among others:

1. the definition of the products and territories for which the license is granted;
2. the positioning and sales channels for of the licensed products and the related marketing plan;
3. Fila's right to approve the licensed items and related advertising and promotional materials;
4. royalties, which are generally calculated on a "Net Sales" concept, i.e. gross sales price invoiced to unrelated third parties, less returns, bad debts, and duties (other deductions may or may not be allowed, in accordance with the negotiated terms of each agreement);
5.  whether a minimum guaranteed royalty will be payable;
6. the preparation and delivery to Fila of sales reports (generally on a quarterly basis);
7.  the use of the licensed trademarks;
8. the control of the manufacturing sources including a requirement that each appointed manufacturer should endorse a Code of Business Conduct, in order to prevent abuses like child labor, discrimination policies, failure to pay salary for over-time, etc.;
9.  confidentiality clauses;
10. change of control clauses, generally providing Fila's termination right in case of assignment of the shares representing the majority of the controlling capital of the licensee;
11. the period of validity of the agreement; this clause may or may not include the indications of the eligibility, for the licensee, for the extension of the agreement, whether in form of a first refusal right or of an option; the option to extend is granted at certain conditions, i.e. the reaching of sales targets, royalty payments, the fulfillment of the terms of the agreement, etc.;
12. termination clauses, which includes the right to terminate the agreement, with or without cure, in case of breach of one or more of the relevant clauses; and
13. effect of termination or expiration of the agreement, i.e. sale of the inventory, of semi-finished products, right to appoint a new licensee, etc.

     Although from a general point of view all of the license agreement include the above clauses, individual license agreements may be different in various aspects from the standard draft. In addition, certain license agreements may include the purchase of the assets of certain subjects, such as Fila's subsidiaries whose operations may have been discontinued.

          The license agreements are being managed, in the fulfillment and control activities by two departments at Fila's headquarter, one being responsible for core business license activities (i.e. apparel and footwear), and the second one being responsible for the non core license operations.


COMPETITION

         Competition in both the footwear and apparel markets is intense.

         Our footwear products face two different kinds of competitors in the market. On the one hand are several well-established international sports-oriented companies, including Nike, Inc. ("Nike"), Reebok International Ltd. ("Reebok") and Adidas AG ("adidas"), that have significantly larger market shares and substantially greater resources available to market their products than we do. On the other hand, there are the competitors with more specialized brands, like K-Swiss, New Balance and Puma that use carefully focused marketing strategies to strengthen their competitive position. Furthermore, brands which were highly popular in the past, and which in some cases had become marginal in many markets (Pony in the US, Converse), have come back into fashion again, recovering popularity and image thanks to carefully planned, highly selective distribution supported by an excellent capacity to develop niche market products.

         As for apparel, the market has been enriched both by new sportswear brands and more fashionable products from existing athletic brands (such as Adidas). "Non-athletic" product categories continue to grow, particularly in the leisure/sportswear segment. The quality and fashion of the products have become more significant, while competitive prices have remained an important factor.

         Our principal competitors for casualwear and activewear products are our principal athletic footwear competitors plus brands like Champion USA, that are more focused on the apparel side of the business.


MANAGEMENT OF EXCHANGE RATE RISK

       Because our products are sold world-wide and our manufacturing operations are located in a number of different countries, a substantial portion of our assets, liabilities, revenues and costs are denominated in currencies other than Euro. The following table shows the composition of our total net revenues and of our expenses (including cost of sales, labor and general and administrative services) for the last three years.

----------------------------------------------------------------------------------------------

                             2002                     2001                     2000
                     Revenues    Expenses     Revenues    Expenses     Revenues    Expenses
                     --------    --------     --------    --------     --------    --------
U.S. dollars            38%         50%          37%         56%          34%         53%
Euro                    28          24           29          20           30          22
Other (primarily        34          26           34          24           36          25
Korean Won)

Total                  100%        100%         100%        100%         100%        100%
----------------------------------------------------------------------------------------------

         Generally, our foreign subsidiaries translate their assets and liabilities into Euro at the rates in effect at the end of a given fiscal period. The gains and losses that result from this process are shown as a cumulative translation adjustment in the shareholders' equity section of our balance sheet. The revenue and expense accounts of foreign subsidiaries are translated into Euro at the average exchange rates that prevail during the period. Therefore, the Euro value of these items on our income statement fluctuates from period to period depending on the value of the Euro against foreign currencies.

       In order to monitor our exposure to fluctuating exchange rates, we have developed new strategies for comprehensive management of exchange risk. We engage in currency hedging transactions designed to reduce such exposure when and to the extent we deem advisable. We do not enter into speculative foreign exchange transactions.

BACKLOG

         At December 31, 2002, we had firm, unfilled orders ("backlog") of approximately Euro 99.6 million and Euro 96.3 million for footwear and apparel, respectively, compared to Euro 127.1 million and Euro 126.9 million for footwear and apparel, respectively, at December 31, 2001 (not including subsidiaries closed or converted to licensing arrangements subsequent to December 31, 2001).

Backlog does not include the Korean market or other markets where sales are made on a consignment basis. The backlog position is not necessarily indicative of future sales, because the ratio of future orders to `at once' shipments may vary from year to year and certain customer orders are cancelable. The amount of unfilled orders at a particular time is affected by a number of factors, including the scheduling of the introduction of our footwear and apparel collections and the timing of the manufacture and shipping of products. Accordingly, a comparison of unfilled orders as of two different dates is not necessarily meaningful.


Item 4.C.  Organizational Structure

CORPORATE STRUCTURE (as of  December 31, 2002)

(Graph Omitted)


         Our parent company RCS MediaGroup owns approximately 91.1% of our outstanding ordinary shares. The following chart indicates a summary corporate structure of Fila Holding S.p.A. and its subsidiaries. The significant subsidiaries are as follows:

Subsidiary                               Country of Incorporation or Residence
----------                               -------------------------------------
Fila U.S.A. Inc..........................United States
Fila Sport S.p.A. .......................Italy
Fila Italia S.p.A........................Italy
Fila Sport (Hong Kong) Ltd ..............Peoples' Republic of China
Fila Korea Ltd  .........................Korea
Fila France SA ..........................France
Fila Deutschland GmbH....................Germany
Fila U.K. Ltd............................United Kingdom
Fila Argentina S.A.......................Argentina

Item 4.D. Property, plants and equipment.

         As of December 31, 2002, the location, use and approximate size of the physical properties greater than 50,000 square feet used by the Fila Group are set forth below.

         All of the properties described below are leased by Fila under long term operating leases except for the Massazza (Italy) warehouse, which was leased under a long term lease under which Fila exercised its option to purchase on April 1, 2003, the headquarters in Biella (Italy), the offices and warehouse in the United Kingdom and in Korea which are owned and a warehouse in Brandon Woods (U.S.A.) that is under a synthetic lease. In addition, we lease the locations of all our boutiques and outlet stores.

Location                              Use                              Approximate Area in Square Feet
--------                              ---                              -------------------------------
Brandon Woods, Maryland (U.S.A.)      Warehouse                                    384,056
Massazza (Italy)                      Warehouse                                    352,518
Baltimore                             Warehouse                                    323,294
Germany                               Offices and warehouse                        292,595
Korea                                 Offices and warehouse                        274,996
Biella (Italy)                        Headquarters                                 144,043
United Kingdom                        Offices, warehouse and outlets               124,872
Australia                             Offices and warehouse                        100,169
Canada                                Offices and warehouse                         99,050
Argentina                             Offices and warehouse                         95,465
Sparks, Maryland (U.S.A.)             Headquarters, Fila USA                        90,105
France                                Offices and warehouse                         73,248
Outlets (U.S.A.)                      Outlets                                       65,681
Taiwan                                Offices and warehouse                         54,465
Iberica                               Offices and warehouse                         51,667

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

       The discussion below of our results of operations for the years 2000-2002 and of our liquidity and capital resources is based on our audited Consolidated Financial Statements (and the notes thereto) contained herein. Those financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to our financial statements, see Note 18 to the Consolidated Financial Statements contained herein.

         A substantial portion of our revenues and costs are denominated in currencies other than the Euro. For information on the composition of our revenues and expenses and the manner in which Fila hedges the resulting risks, see "Business Overview -- Management of Exchange Rate Risk" (Item 4B) and "Quantitative and Qualitative Disclosures about Market Risk" (Item 11).

Strategy

       Our overall 2002 performance showed consistent signs of recovery of the Fila Group for the first time in many years. This is due to the implementation of our management strategy which is focused on several actions including:

o Focus on countries with higher margin and less risk and exiting from risky or low margin countries like Brazil and Australia. In these places the decision was to move to a license agreement, and other countries including Singapore and Malaysia will also be converted to a licensing approach in 2003.
o Concentration of our efforts towards the customers and market and high added value, with focus on margin performance instead of volume increase.
o Review of the entire sourcing process to produce the number of styles, increase minimum quantities and achieve synergies of scale
o Strong focus on cash and inventory, with emphasis on reducing inventories, improving margins on obsolete sales and on improving receivables.

We have also continued to work on previously implemented projects:

o Reducing SG&A expenses
o Retail and franchising project in Italy
o A continuous effort to refocus communication and marketing investments on our core categories
o A new license agreement with Ducati to reinforce the Motorsport category.


Item 5.A. Operating Results

         In 2002 total net revenues (which consist of net direct sales, royalty income and other revenues) were Euro 909.5 million compared to Euro 977.2 million in 2001 (in 2000 total net revenues were Euro 1,003.5 million). In particular, total net direct sales were Euro 874.7 million in 2002 compared to Euro 945.0 million in the previous year (Euro 974.1 million in 2000). This reduction is mainly attributable to unfavorable exchange rate differences (a strong increase in value of the Euro against the U.S. Dollar and the significant depreciation of the Argentinean Peso in the first half of the year). The decrease was also partly due to the discontinuation of the Australian and Brazilian subsidiaries in favor of a licensing strategy in those countries. On basis of only entities still operating as Fila subsidiaries and on a constant exchange rate, Fila Group sales were substantially in line with the previous year (-0.5%).

       In 2002 our U.S. sales increased to Euro 312.9 million (from Euro 285.4 million in the previous year and Euro 244.2 million in 2000). This 10% growth (+16% in US$) was due to an increase in sales of footwear (+5%) despite a reduction in apparel (-4% for Fila brand only) and was attributable mostly to the success of our new footwear line "Strada" as well as the relaunch of traditional Fila categories such as Basketball shoes and Heritage apparel. In addition, Enyce, the "ethnic" clothing brand, recorded a very positive performance (+33%) and is now playing a top role among American urban brands.

       The significant improvement in revenues and margins, together with a greater control of fixed costs, led Fila USA back to operating profit after years of loss.

       Overall sales in Europe decreased by 19% in 2002 compared with 2001 due primarily to volume decreases. Analysis of performance in the various countries indicates that France and the UK declined the most with revenue losses higher than 20%, while Germany registered a decline of 11%. In Italy, overall sales declined by 2%, with Fila decreasing 4% and Ciesse increasing 8%. In Spain, Fila performed well with sales up 9% over the previous year. A 31% decline in sales occurred in those European markets where Fila sells through distribution agreements rather than directly.

       Sales in the Far East increased 1% in 2002 over the previous year, with footwear down 8% and apparel up 5%. Korea has been the most dynamic market, where growth was over 12% in Euro. This growth was stronger in the first half of 2002 thanks to the world football championship; in Korea Fila keeps its leadership among all its competitors and this year our Korean subsidiary represented 13% of net revenues.

       In the rest of the world, turnover decreased 38% with footwear and apparel down 48% and 8% respectively. Good results achieved in Canada (+ 9%) were not enough to offset strong losses in Latin American markets that were still impacted by the 2001 recession.

       As a result, Fila's geographical sales mix continued to change in 2002, with the U.S. accounting for 36% of net direct sales, compared with 30% in 2000 (and 25% in 2000), Europe accounting for 33% compared with 38% in 2001 (and 45% in 2000), the Far East accounting for 25% compared with 23% in 2001 (and 21% in
2000) and the rest of the world accounting for 6%, compared to 9% in the previous years.

       With regard to products, net direct footwear sales decreased by 17%, from Euro 429.3 million to Euro 355.9 million, between 2001 and 2002, while apparel sales were up 1% to Euro 518.9 million. As a result, footwear and apparel represented 41% and 59% of total net direct sales, respectively, in 2002 compared to 45% and 55% in 2001. In 2000, footwear and apparel sales amounted to Euro 459.0 million and Euro 515.1 million (or 47% and 53% of total net direct sales), respectively.

       In 2002, European sales consisted 44% of footwear and 56% of apparel, compared to 48% / 52% and 46% / 54% splits in 2001 and 2000 respectively. U.S. sales consisted 45% of footwear and 55% of apparel in 2000 (compared with 47% and 53% in 2001, and 52% and 48% in 2000 respectively). In 2001, sales in the rest of the world consisted 32% of footwear and 68% of apparel, compared to 41% / 59% and 45% / 55% splits in 2001 and 2000 respectively.

       In 2002 royalty income was Euro 24.5 million, an increase of 8% from Euro
22.7 million in 2001 (compared to Euro 23.1 million in 2000) thanks to the Ferrari license and despite the negative performances of most of our main licensees. Other revenues grew to Euro 10.2 million, from Euro 9.5 million in the previous year (and Euro 6.3 million in 2000 ).

         The following table sets forth, for each of 2002, 2001 and 2000, the amount and percentage of our total net revenues that consisted of net direct sales of footwear and apparel to customers located in the United States, Europe and the Rest of the World, as well as royalty income and other revenues.

-----------------------------------------------------------------------------------------------------
                                     Net Direct Sales by Geographic Area and Royalty Income
(Euro million)                     2002                        2001                      2000
                        -----------------------------------------------------------------------------
                            Euro            %          Euro            %          Euro            %
                            ----           ---         ----           ---         ----           ---
United States
  Footwear                  172.6         19.0         133.5         13.7         126.0         12.6
  Apparel                   140.3         15.4         151.9         15.5         118.2         11.8
                            -----         ----         -----         ----         -----         ----
      Total                 312.9         34.4         285.4         29.2         244.2         24.3

Europe
  Footwear                  161.9         17.8         173.5         17.8         199.5         19.9
  Apparel                   128.5         14.1         184.8         18.9         234.0         23.3
                            -----         ----         -----         ----         -----         ----
      Total                 290.4         31.9         358.3         36.7         433.5         43.2

Rest of World
  Footwear                  184.4         20.3         122.2         12.5         133.5         13.3
  Apparel                    87.1          9.6         179.0         18.3         162.9         16.2
                            -----         ----         -----         ----         -----         ----
      Total                 271.5         29.8         301.2         30.8         439.3         29.5

Total
  Footwear                  518.9         57.1         429.3         43.9         459.0         45.8
  Apparel                   355.9         39.1         515.7         52.8         515.1         51.3
                            -----         ----         -----         ----         -----         ----
      Total                 874.7         96.2         945.0         96.7         974.1         97.1

Royalty income               24.5          2.7          22.7          2.3          23.1          2.3
Other revenues (*)           10.2          1.1           9.5          1.0           6.3          0.6
                            -----         ----         -----        -----       -------         ----
     Total net revenues     909.5        100.0         977.2        100.0       1,003.5        100.0
-----------------------------------------------------------------------------------------------------

Figures may not add due to rounding.

(*) In some instances, Fila purchases raw materials in bulk and resells them at cost to manufacturers that produce the related finished goods. Fila is also obligated under certain of its promotional contracts to sell, approximately at cost, apparel and footwear to be worn by a team's athletes. In addition, in 2001 Fila leased certain of its footwear molds to unrelated shoe manufacturers. These revenues are included in Fila's financial statements as "other revenues" in order to differentiate them from Fila's product sales with regular margins.

Gross Profit

       Gross profit was Euro 350.1 million in 2002 compared with Euro 345.1 million in 2001 and Euro 392.9 million in 2000, which translates into a gross margin (calculated on total net revenues) of 38.5%, 35.3%, and 39.2% respectively.

The significant increase in profitability for 2002 reflects the combined effect of many actions taken by the Company during the year to improve efficiency in the logistic process and of strong inventory control (with inventory turnover on cost of goods sold increasing from 2.69 to 3.48 ); this is in line with stock reduction policies that led to improved results in all the Group subsidiaries.

       The year 2001 saw a significant deterioration of margins in most of the European markets and in the United States due to increasing competition and sale of excess inventories. Profitability of sales in other markets was negatively impacted by events like the political and economic crisis in Argentina and the Taiwanese recession. In the first half of 2001, profitability was also affected by logistical problems and by an increase in transportation costs for finished goods, problems that were corrected during the second half of the year with substantial performance improvement.

       Year 2000 profitability was strongly affected by the depreciation of the Euro against the U.S. Dollar. The exposure to foreign currency risk arises principally in connection with the geographical distribution of Fila's activities, which generally results in Fila and its subsidiaries acquiring products in a number of different countries in U.S. dollars and distributing such products worldwide in countries where we operate in local currency.

Selling, General & Administrative Expenses

       Selling, general and administrative expenses are comprised primarily of advertising and promotion expenses, salaries, rent and lease payments, product development expenses, variable selling expenses and depreciation and amortization. Selling, general and administrative expenses (SG&A) were Euro
330.1 million in 2002, down from Euro 394.9 million in 2001, and 36.3% versus 40.4% as a percentage of total net revenues.

         The improvement in this area is due to the optimization of our cost structure and to streamlining in all areas of the company.

         Advertising and Promotion spending declined by 18% in 2002 from Euro
93.9 million to Euro 76.6 million, as we cut back on low return spending and spending outside the scope of the Group's core strategy. Labor costs decreased by 11% compared to the previous year, reflecting the reduction in the headcount due to restructuring activities and geographical reorganization of the Group.

       In 2001 we recorded restructuring charges of Euro 4.7 million, mainly related to the restructuring of Fila Sport Oceania as we switched to a licensing strategy rather than distributing directly in that market. The majority of such costs were asset writedowns.

Income from Operations

       As a consequence of the above mentioned factors, Fila returned back to operating profitability in 2002 with an operating income of Euro 20.0 million compared to operating losses of Euro 49.9 million and Euro 24.7 million in 2001 and in 2000 respectively.

Interest and Other Expenses

       Net interest expenses were Euro 19.7 million in 2002, compared with Euro
27.0 million in 2001. This reduction is due to the improvement in the net financial position of the Group, because of reduction of RCS debt. For the year 2000, net interest expenses were Euro 25.2 million. Total interest expense relating to borrowings from related parties amounted to Euro 4,028, Euro 4,684, and Euro 3,685 for the years ended December 31, 2002, 2001, and 2000, respectively.
Other expenses were Euro 61.6 million compared with Euro 40.0 million in 2001. The 2002 charges arose mostly from the restructuring of the UK subsidiary and from adjustments to the market value of some fixed assets, mainly in the U.S. (in 2000 other net expenses were Euro 18.4 million ).

       In 2002, 2001 and 2000, the weighted average interest rate on total borrowings was 6.1%, 6.7% and 6.9%, respectively.

Income Taxes

       In 2002 income taxes were Euro 18.9 million compared with Euro 27.0 million in 2001 and Euro 3.3 million in 2000. Most of 2002 income taxes are due to Fila Korea's strong performance. As of December 31, 2002, there was a total amount of deferred tax assets of (euro)236 million, with a total valuation allowance of (euro)212 million. The majority of our deferred tax assets have been reserved for as they are not considered to be more likely than not to be used. This assessement is based on a number of factors, including the nature of the tax assets, the estimated time until they expire, the prospects of future taxable income being generated to use the assets and the total amount of deferred tax liabilities that are expected reverse against the assets.

     At December 31, 2002, the Company had gross NOL's of approximately Euro 543 million for income tax purposes. Utilization of these NOL's is limited to future taxable earnings of the Company and its subsidiaries. NOL's of Euro 74 million relate to the Company and will expire principally in 2003. NOL's of approximately Euro 469.5 million relate to the subsidiaries, principally in the U.S. for Euro 311.3 million, which expire during 2018 through 2022, in the UK for Euro 35 million and in Australia for Euro 35.4 million which have no expiration dates, in Mexico for Euro 14.5 million which expire during 2004 through 2011, in Brasil for Euro 12.3 million which have no expiration dates, and in other countries for approximately Euro 61 million which expire principally during 2004 through 2011.


An Italian tax law was enacted in December 2000, effective January 1, 2001, that had the effect of reducing the Italian national corporate income tax rate (IRPEG) from 37% to 36% for the years 2001 and 2002 and to 35% from January 1, 2003 onward. Net deferred tax assets amounted to Euro 23.2 million and Euro 27.9 million as of December 31, 2001 and December 31, 2000 respectively. The net deferred tax assets are generated in countries where we have been and expect to be profitable.

Net Loss

       As a consequence of the various factors described above, net loss was Euro 80.9 million in 2002 compared with a net loss of Euro 139.7 million in 2001 and net loss of Euro 71.6 million in 2000.


Item 5.B. Liquidity and Capital Resources

      Because of the losses we have suffered in prior periods and in the 2002, we will need continued financial support from our parent company unless and until we sell our operating businesses, and we may need ongoing support after that in order to engage in any new businesses we may enter. RCS has informed us that it will continue to provide or make available adequate financial resources to support our operations through the earlier of January 1, 2004 and the date that RCS sells its entire interest in the Fila group. Accordingly, our financial statements for the year 2002, which have been prepared on a going concern basis, do not include any adjustments that might result from the outcome of the uncertainty arising if RCS sells its equity in Fila and the acquirer does not provide continued financial support.

       Our need for funds arises primarily from our working capital requirements, including the need to finance our inventory and receivables, and from capital expenditures related to development of our activities.

       At December 31, 2002, we had working capital (excluding cash and short-term loans) of Euro 191.6 million compared with Euro 301.7 million at December 31, 2001. In particular, trade receivables were Euro 145.7 million compared to Euro 202.6 million at year end 2001, whereas inventories were Euro
160.7 million compared with Euro 235.0 million at year end 2001. We believe that our working capital is sufficient for our present requirements.

       As of year-end 2000, working capital was Euro 354.1 million, trade receivables amounted to Euro 214.1 million and inventories were Euro 232.9 million.

       Inventory turnover on cost of goods sold was 3.48 in 2002 compared with
2.69 in 2001 and 2.62 in 2000.

       Inventory levels at December 31, 2002 primarily represented finished goods (Euro 153.0 million, or 95.2% of total inventory).

       Gross capital expenditures in 2002 were Euro 18.3 million. The largest part of the investment (Euro 9.0 million) is related to B2B project .

       Gross capital expenditures in 2001 were Euro 29.7 million. The most significant components were related to the development of retail activities and to information technology software.

       Gross capital expenditures in 2000 were Euro 67.1 million. The most significant components were related to our acquisition of the 40% equity stake in Fila UK from Blacks Leisure Group (bringing our ownership to 100%) for Euro
19.5 million and to the purchase of a warehouse in Brandon Woods (U.S.A.) for Euro 22.7 million.

       Our net financial indebtedness (borrowings less cash and liquid securities) at December 31, 2002, after RCS subscribed for its portion of the share capital increase of Euro 105.5 million, by canceling an equal amount of debt due from Fila, was Euro 189.9 million, compared with Euro 359.8 million at December 31, 2001 and Euro 427.0 million at December 31, 2000. Short-term debt with related parties consisted at December 31 of Euro 36.8 million (Euro 76.6 million at December 31, 2001) loan from HdP; long-term debt (with maturities through 2007) at December 31, 2002 was Euro 3.4 million compared with Euro 12.4 million and Euro 39.2 million at December 31, 2000. Our debt to equity ratio at December 31, 2002 was 1.78 compared with 4.06 and 5.92 at December 31, 2001 and 2000, respectively.

       The significant improvement in net financial position is due to the share capital increase approved in September 2002 and concluded on February 28, 2003. Besides the subscription of ordinary shares by Fila's principal shareholder RCS MediaGroup for Euro 105.5 million at the end of November 2002, ADS holders in the United States exercised 21,704 rights in the aggregate in February 2003 for a total subscription price of Euro 34,726.40.

       At December 31, 2002, we had short-term credit lines from banks of approximately Euro 185 million, of which approximately Euro 20 million was available for further borrowing. As is customary in Italy, our short-term credit lines are repayable on demand and may be revoked by the lender upon notice.

       Credit lines for the issuance of letters of credit as of the end of December 31, 2002 were Euro 23.8 million (Euro 63.6 million as of December 31,
2001).

       We have committed to acquire the Brandon Woods II warehouse in United States in 2003. The warehouse is currently accounted for as a synthetic lease, therefore the asset and liability remain off of our balance sheet. However, the lease agreement has expired and we have agreed to acquire the asset for a total price of $29 million, $5 million of which was paid in 2002 and accounted for as a prepaid asset. The warehouse will serve as the main shipping point for all of our US operations and administrative offices. The asset will be acquired through a mix of current financial resources and available credit facilities.

       As part of our promotional strategy, we enter into long-term endorsement agreements with various athletes and sponsorship agreements with ski and tennis tournaments. Estimated minimum payments under our current endorsement and sponsorship agreements total Euro 32.5 million in 2003, Euro 27.9 million in 2004, Euro 9.2 million in 2005 and Euro 0.7 million in 2006. See Note 13 to the Consolidated Financial Statements.


First quarter 2003 review

         Worldwide revenues for the first quarter were Euro 206.2 million, down 20% from Euro 258.7 million in the corresponding period of 2002; if expressed in terms of constant exchange rate and continuing operations (i.e. excluding those subsidiaries discontinued at the end of 2002) the reduction would have been 10%.

         Net direct sales in the first quarter of 2003 totaled Euro 198.2 million compared to Euro 249.4 million in the corresponding period of 2002. Apparel sales were Euro 114.5 million and footwear sales were Euro 83.6 million, down by 15% and 27% respectively compared with the first quarter of 2002. Sales in the U.S. were Euro 75.8 million in the quarter, decreasing by 11% from Euro
85.4 million despite a 20% increase of Fila Brand apparel that only partially offset reductions in both footwear (-20%) and Enyce (-16%). In Europe sales decreased by 27% to Euro 66.3 million, with all countries, except Spain, showing performances in line with the negative market trends. Sales in the Rest of the World decreased by 23%.

         Royalty income in the quarter was Euro 6.0 million compared with Euro
6.4 million in the first quarter of 2002.

         Gross profit for the quarter was Euro 83.3 million, representing 40.4% of total net revenues, compared to Euro 93.9 million (36.3% of total net revenues) in the first quarter of 2002. The higher profit margin is primarily due to the combined effects of previously implemented efficiency actions, the closure/discontinuation of some less-profitable subsidiaries, reductions in inventory and consequently in sales of obsolete products and a more selective distribution.

         SG&A expenses for the quarter totaled Euro 77.1 million (representing 37.4% of net revenues), down by 16% versus Euro 91.7 million (or 35.4% of net revenues) in the previous year; part of this improvement (Euro 9 million) is the result of exchange rate effects.

         As a consequence of the above mentioned factors, income from operations in the quarter was Euro 6.2 million compared with Euro 2.2 million in the first quarter of 2002.

         Other expenses for the quarter were Euro 10.1 million compared with Euro 29.5 million for the corresponding quarter of last year. In 2002, Euro 18 million of other expenses were attributable to foreign exchange differences recorded in Argentina.

         Loss before income taxes in the first quarter of 2003 was Euro 3.9 million compared with Euro 27.3 million in the same quarter of 2002.

         Income taxes were Euro 2.6 million compared with Euro 4.4 million in the corresponding quarter of 2002, mainly thanks to a reduction in Korean taxes.

         Net loss for the quarter was Euro 6.4 million compared with Euro 31.6 million in the first quarter of 2002.

         Net working capital as of March 31st, 2003 was Euro 210.0 million compared with Euro 288.9 million as of March 31st, 2002 (a 27% decrease). Inventory as of March 31st, 2003 was Euro 144.6 million, compared with Euro
200.7 million as of March 31st, 2002. Trade receivables as of March 31st, 2003 were Euro 171.1 million compared with Euro 228.4 million on that date in the prior year.

         Net financial indebtedness as of March 31st, 2003 was Euro 214.2 million compared with Euro 370.3 million as of March 31st, 2002.
       From the start of the fiscal year 2003, the Euro has appreciated 22.5% against the US dollar. For the year ended December 31, 2002, just over one-third of our revenues were earned in US dollars. The dramatic increase in the value of the Euro versus the dollar could have a significant impact on our overall sales and profitability in 2003.

       Critical Accounting Policies

       The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with Italian accounting principles ("Italian GAAP").

       The following sections discuss accounting policies applied in preparing the financial statements that management believes are most dependent on the application of estimates and assumptions.

       The Company is also required to apply accounting principles for the annual reporting in accordance with U.S. generally accepted accounting principles ("US GAAP").

       The preparation of financial statements in conformity with US GAAP requires the application of accounting policies that often involves a significant degree of judgment. Management, on an ongoing basis, reviews estimates and assumptions. If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the Consolidated Financial Statements may change significantly.

       Included in the following discussion are also the US GAAP principles applied by the Company that have the potential to generate significant differences from Italian GAAP and for which management is required to make substantial estimates and assumptions.

       Reserve for Uncollectible Accounts Receivable

         We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Historically, losses from uncollectible accounts have not exceeded our reserves. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determined that a smaller or larger reserve was appropriate, we would record a credit or a charge to selling and administrative expense in the period in which we made such a determination.

       Impairment of goodwill

       Goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of such assets exceed the fair value of the assets. Considerable judgment is required to estimate the fair value of the impaired asset. At December 31, 2002 an impairment of Euro 14,709 was recognized on goodwil of the subsidiary Fila UK Ltd..

     As of January 1, 2002 the Company adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result the Company has ceased amortization of goodwill and indefinite lived assets for US GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under US GAAP, the quoted market price of an asset, if available, is required to be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, operating results could be significantly affected.

     Impairment of property, plant and equipment and amortizable intangible assetss

       Property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of such assets exceed the fair value of the assets. Considerable judgment is required to estimate the fair value of the impaired asset. At December 31, 2002 an impairment of Euro 13,195 on certain buildings of the subsidiaries Fila USA Inc. and Fila UK Ltd. and on certain leasehold improvements of Fila UK Ltd. was recognized.

       To assess impairment of property, plant and equipment and amortizable intangible assets for purpose of US GAAP, the Company uses the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. If management has concluded that impairment indicators exist, the Company will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, and market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, operating results could be significantly affected.

       Deferred income taxes

     The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet.

       The recognition of deferred tax assets is dependent on management's assumptions that future earnings will be sufficient to realize the deferred benefit. Considerable judgment is required to project such future earnings. See
Note 1 to the Consolidated Financial Statements.

       Inventory Valuation

       The Company values its inventory at the lower of cost or market, determined by the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, adjustments may be required.

Derivatives

     The Company enters into different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency exposures. For purposes of Italian GAAP, the changes in the fair value of the underlying derivative contract are not accounted for in the statement of operations until the underlying contract has expired. The notional amount of the contracts open at the end of the fiscal year are disclosed.

     Starting in 2001, for purposes of US GAAP the Group uses the guidance established in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Under US GAAP, the Group recognizes the change in the fair value of the derivative contract and the amount of the underlying asset or liability in the calculation of the result for period. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different assumptions could produce different financial results.

Euro conversion

         As part of the European Economic and Monetary Union (EMU) a single currency (the "Euro") has replaced the national currencies of most of the European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of December 31, 1998 with the participating national currencies removed from circulation between January 1 and February 28, 2002 and replaced by Euro notes and coins.

Audit of Fila Sport (Hong Kong) Limited by Arthur Andersen & Co. Hong Kong

         The financial statements of Fila Sport (Hong Kong) Limited for fiscal years 2000 and 2001 have been audited by Arthur Andersen & Co Hong Kong, and the opinion of Reconta Ernst & Young on our financial statements for those years is, insofar as it relates to data included for Fila Sport (Hong Kong) Limited, based solely on the report of Arthur Andersen & Co. Hong Kong. Arthur Andersen & Co Hong Kong has represented to Fila Sport (Hong Kong) Limited that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen & Co. Hong Kong personnel working on the audit and availability of U.S. national office consultation, and that availability of personnel at foreign affiliates of Arthur Andersen & Co. Hong Kong was not relevant to this audit.

Item 5.C. Research and Development, Patents and Licenses

         Expenses for Fila-sponsored research and development activities amounted to Euro 24.7 million, Euro 24.0 million and Euro 19.8 million in 2000, 2001 and 2002 respectively.

Item 5.D. Trend Information

See Item 5, "Operating and Financial Review and Prospects--Strategy".


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

         The directors of Fila Holding S.p.A. and their ages at December 31, 2002 were as follows:

Name (Age)                                       Position
----------                                       --------

Nicolo Nefri (74)                                Chairman

Marco Isaia (55)                                 Managing Director and CEO

Enzio Bermani (71)                               Director

Pierluigi Bonavita (44)                          Director

Paolo Colombo (43)                               Director

Mario Magenes (58)                               Director

Maria Martellini (63)                            Director

Maurizio Romiti (53)                             Director

Guido Carlo Schiavi (65)                         Director


       Under Italian law, the Company's Board of Directors is responsible for managing the Company's business and supervising its operations. Within certain limits, the Board of Directors may delegate its powers to an executive committee or to one or more Managing Directors.

       At a Board of Directors meeting held on February 8, 2002, the board accepted the resignation of Michele Scannavini as Managing Director and Chief Executive Officer, effective immediately. Mr. Scannavini was replaced by Marco Isaia, Fila's Group Chief Operating Officer since January 1998, who assumed the title of Chief Executive Officer.

       At the Annual General Meeting of Shareholders, held on April 22, 2002, the new Board of Directors was appointed: the incumbent directors were all confirmed for new terms except for Michele Scannavini and Lucio Stanca, who were replaced by Marco Isaia and Mario Magenes.

       At a Board of Directors meeting held on September 23, 2002, Paolo Colombo was appointed as a new director in place of Stefano Podesta.

       Directors may be re-elected for consecutive terms. They may be removed at any time by the voting shareholders at a general meeting, and they may resign at any time by written notice to the Board of Directors and to the Chairman of the Company's Board of Statutory Auditors, which is composed of individuals who are otherwise unaffiliated with the Company and serves as a control over the management and financial reporting and condition of the Company. None of the directors of the Company as of December 31, 2002 was a full-time executive officer of the Company.

       Nicolo Nefri has been a Director since January 1998. He has been Chairman of Fila Holding S.p.A. since August 1999, and Chairman of H.d.P. since 1997. He is also a Director of Stefanel. He was first Managing Director and then Chairman of La Rinascente and Chairman of Unitel (cellular telephone company) and IPI (all companies of FIAT Group).

       Marco Isaia was appointed Chief Executive Officer of Fila in February 2002 and a Director in April 2002. He joined Fila in 1998 as Chief Operating Officer of the Group, with responsibility for overall operating activities and, in particular, the coordination of the American, European and International subsidiaries. Before joining Fila, he was Chief Operating Officer of Snia BPD (Sorin Biomedica S.p.A.) as well as Director of Human resources in companies such as Fiat S.p.A. (Steel division), Magneti Marelli and HdP.

       Enzio Bermani was elected a Director in November 1999. He was Chief Financial Officer of the Fila Group and Secretary of the Company's Board of Directors from 1983 until 1999. Prior to that, Mr. Bermani was Deputy General Manager of Sant'Andrea-Novara S.p.A., a manufacturer of textile machinery.

       Pierluigi Bonavita was elected a Director in April 2001. Since September 2000 Pierluigi Bonavita has been Chief Financial Officer at HdP; before joining HdP he held positions at Montedison Spa and Compart Spa. He has also been a Senior Consultant at Price Waterhouse Sas.

       Paolo Colombo was elected a Director in September 2002. He is a business consultant and licensed public accountant in his own professional study. He is also holder of the chair of "Contabilita e Bilancio" ("Accounting") in the Economic Department at Bocconi University (Milano).

       Mario Magenes was elected a Director in April 2002. Since February 1999 he has been a Vice President for Administration and Consolidated Statements of HdP S.p.A., and he is also a director of HdpNet S.p.A., RCS Factor S.p.A. and Eurofly S.p.A. Prior to that he was Vice President for Administration for 25 years at Fiat S.p.A

       Maria Martellini was elected a Director in April 2001. She is holder of the chair of "Economia e Gestione delle Imprese" in the Economic Department at Brescia University and professor of "Valutazione d'azienda" ("Appraisal") at Bocconi University (Milano).

       Maurizio Romiti was elected as a Director in 1997. He has been a Managing Director of HdP since April 1997 and he is also a Director of Ratti (an Italian silk and textile group). Prior to joining HdP, he acted as Executive Vice President of Mediobanca.

       Guido Carlo Schiavi was appointed a Director on April 30, 1998. He retired as senior officer responsible for foreign operations of Credito Italiano S.p.A., on April 30, 1998. Mr. Schiavi spent forty-one years with this premier Italian financial institution, on several assignments including the position of Deputy Chief Manager of its New York Branch and then Chief Manager of its London Branch.

       The key executive officers of the Company and its principal operating subsidiaries and their ages at December 31, 2002 were as follows:

       Marco Isaia (55), Group Chief Executive Officer, with responsibility for overall management, together with defining the strategic lines of development, product policies and communication to the market.

       Bruno Tufari (51), Chief Financial Officer, with responsibility for financial aspects of Fila's. Mr. Tufari was appointed CFO in October 2002 succeeding Mr. Enzio Bermani, who had temporarily re-assumed the duties of CFO after the resignation of Mr. Euro Trapani in May 2002.

        Prior to joining Fila, Mr. Tufari was Vice President of Finance and Administration at Getronics Solutions Italia S.p.A. (a leading European IT services and solutions Company) for approximately 3 years, where he was responsible for financial, administrative and control activities as well as General Services, purchase and IT. Prior to Getronics, Mr. Tufari had been deputy managing director of Ansaldo Signal S.V., CFO for Ansaldo Trasporti S.p.A. (Finmeccanica Group) and held positions in finance, accounting and human resources in other major companies.

       Jonathan Epstein (49) was appointed President and Chief Executive Officer of Fila U.S.A. as of June 1998. Prior to joining Fila, over the course of 20 years he held various positions with adidas America, most recently that of National Sales Manager.

       Tom O'Riordan (47) was appointed Executive Vice President and Chief Operations Officer of Fila U.S.A. as of June 1998. He is a 30-year veteran of the sporting goods industry. He had 9 years retail experience early in his career. He has also held Senior Sales and Management positions with Brooks, Nike, and most recently adidas America (9 years).

       Remo Tebaldi (47) joined Fila in May 1999 as General Manager of the Italian market after extensive experience as Sales and Logistics Director at Danone Italy. Prior to Danone Italy, Remo worked in the Sales and Marketing Departments of various prestigious Italian companies, including Ferrero and Miroglio (a leading Italian textile and apparel manufacturer) where he completed re-organizations of the sales force and launches of new products.

       Claudine Reynes (56), has been General Manager of Fila-France, with marketing, sales and operations responsibilities for the French market, since September 2001. She was previously Senior Vice president for E-Commerce at Luxlook.com and prior to that was Vice President/Director of merchandising in companies like Intersport, Habitat International, The Gap and Disneyland Paris.

       Edgar Keppeler (56), is General Manager of Fila Deutschland GmbH with overall responsibility for the German and Austrian markets. He joined Fila in December 1995, before which he was sales and marketing manager at Nike Deutschland.

       Gene Yoon (57), President and Chief Executive Officer of Fila Korea, is responsible for both Fila's sourcing activities in and from Korea and marketing and other sales activities in the Korean market. Mr. Yoon has been President and Chief Executive Officer of Fila Korea since 1991. Mr. Yoon is the President of Line Ind. Corporation, a company that was previously involved in sourcing for Fila and its former U.S. and Korean licensees and acted as a product development consultant to Fila.

         Fila's executive officers do not have a formal term of office.


Item 6.B. Compensation

         Aggregate compensation expenses incurred and paid by the Company and its subsidiaries during 2002 for the Company's directors and executive officers (33 people) was Euro 9.0 million, excluding extraordinary severance payments.

Item 6.C. Board Practices

         Directors are elected at the general meeting of the shareholders to serve three-year terms. The terms of all current directors will expire upon approval by the Company's shareholders of its financial statements for the year ending December 31, 2003.

Item 6.D. Employees

       As of the end of 2002, we had a total of 2.099 employees, of whom 758 were in Europe (431 in Italy), 526 in the Americas (451 in the United States) and 815 in the Far East.

       As of the end of 2001 and 2000, we had a total of 2,301 and 2,613 employees, respectively, of whom 851 were in Europe in 2001 (898 in 2000), 632 in the Americas (656 in 2000), 818 the Far East (1,003 2000) and the remainder in the rest of the world.

       Approximately 9% of Fila's employees in Italy are members of labor unions. Fila believes that the relationship between management and labor unions is good.

Item 6.E. Share Ownership

       Of the thirty-three directors and executives included in Item 6.B., as of December 31, 2002, only Mr. Isaia owned shares of the Company. The shares owned by Mr. Isaia represent less than 1% each of the outstanding shares, are in the form of ADSs and carry the same voting rights as all other ADSs.

       In 1998 a stock option plan was implemented covering a maximum of 200,000 ordinary shares. In December 1999 the number of shares covered by this stock option plan was reduced to a maximum of 110,000 shares. As of December 31, 2002, stock options for 62,500 ordinary shares had been granted and options for 52,500 ordinary shares were vested and exercisable. Options for 10,000 ordinary shares become exercisable and vest in the years 2003 - 2005. The price for the exercise of the option is equal to the fair market value of an ordinary share on the date of grant.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.  Major Shareholders

         Fila's capital stock as of December 31, 2002 consisted of 96,489,608 ordinary shares with full voting rights. On December 31, 2002, HdP owned, directly and through subsidiaries, 87.912.536 ordinary shares or 91.1% of Fila's outstanding ordinary shares. The shares of HdP are listed on the Milan Stock Exchange.

       Fila's remaining 8.6 million outstanding ordinary shares are listed on the NYSE in the form of ADS; approximately 4.6 million ADSs (4.8% of total Fila Shares) are owned by approximately 2,250 U.S. resident holders.

       On September 23rd, 2002 an extraordinary shareholders meeting approved the use of reserves and a capital stock reduction (effected by reducing the par value of Fila's stock from Euro 1.30 to Euro 0.50 per share) to address losses; a reverse stock split of two ordinary shares with the reduced par value of Euro
0.50 each into one share with a par value of Euro 1.00; and a share capital increase of up to 91,665,618 new ordinary shares with a par value of Euro 1.00 each at a subscription price of Euro 1.60 each. Holding di Partecipazioni Industriali (HdP), subscribed at the end of November 2002 its full proportion of Fila's capital increase for 65,934,402 new ordinary shares with an investment of Euro 105.5 million, which was effected by canceling an equal amount of financial debt outstanding from Fila to HdP.

       The share capital increase was concluded on February 28, 2003. ADS holders in the United States exercised 21,704 rights in the aggregate for a total subscription price of Euro 34,726.40; as a consequence Fila's capital stock increased to 96,511,312 ordinary shares with full voting rights.

Item 7.B. Related Party Transactions

         Short-term debt with related parties consisted of the following at December 31:

                                                             2002       2001
                                                             ----       ----
Euro 36,817 (Euro 76,555 at December 31, 2001) loan
from HdP, month-to-month renewal terms, interest            36,817     76,555
payable at 2.67% at December 31, 2002 (3.85 at
December 31,2001)                                         --------   --------
                                                            36,817     76,555
                                                          ========   ========


         The unsecured loan from HdP at December 31, 2002 maintains month-to-month renewal terms, of which Euro 63,183 was available for further utilization at December 31, 2002.

         Total interest expense relating to borrowings from related parties amounted to Euro 4,028, Euro 4,684, and Euro 3,685 for the years ended December 31, 2002, 2001, and 2000, respectively.


Item 7.C.  Interests of Experts and Counsel

Not applicable.


ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Consolidated Statements and Other Financial Information

See "Item 18--Financial Statements" and pages F-3 through F-32.

Export Sales

See "Item 18--Financial Statements" and pages F-3 through F-32.

Legal Proceedings

         We are involved from time to time in various claims and litigation incidental to the ordinary course of our business, including proceedings relating to the use of our trademarks and to amounts owed to us by companies to whom we have supplied merchandise. Management does not believe that the outcome of any pending claims or proceedings is likely to have a material adverse effect on the Company.

Item 8.B.  Significant Changes
none


ITEM 9.  THE OFFER AND LISTING

Item 9.A.  Offer and Listing Details

Share Price History

         The following table sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange.


(All sale prices are quoted in U.S. dollars per ADS)


Year Ended December 31,                        High                 Low
-----------------------                        ----                 ---

2002                                           3.12                 0.51
2001                                           8.65                 2.21
2000                                          11.56                 6.25
1999                                          16.00                 7.75
1998                                          26.63                 7.38


                                               2002
       --------------------------------------------------------------------------------------------
             1st Quarter          2nd Quarter          3rd Quarter          4th Quarter

High             3.12                 2.80                 2.09                 1.60
Low              2.10                 1.61                 0.51                 0.85

                                               2001
       --------------------------------------------------------------------------------------------

             1st Quarter          2nd Quarter          3rd Quarter          4th Quarter

High             8.65                 5.58                 5.05                 4.05
Low              4.99                 3.70                 3.75                 2.21


        December 2002    January 2003     February 2003     March 2003      April 2003      May 2003
        -------------    ------------     -------------     ----------      ----------      --------
High        1.60             1.40           1.20               1.06            1.10          1.13
Low         0.95             1.00           0.75               0.91            1.04          1.05


Item 9.B.  Plan of Distribution

Not applicable.

Item 9.C.  Markets

         8.9% of the Company's share capital is listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs") under the trading symbol "FLH". The Bank of New York is Fila's depositary bank (the "Depositary") for the purpose of issuing the American Depositary Receipts ("ADRs") evidencing the ADSs.

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F  Expenses of the Issue

Not applicable.


ITEM 10.  ADDITIONAL INFORMATION

Item 10.A.  Share Capital

Not applicable.


Item 10.B.  Memorandum and Articles of Incorporation

Summary of Bylaws
Our purpose

         The purposes of the company, as described in Article 4 of our bylaws, are:

o the production and marketing, both directly and through third parties, of sports apparel and sports equipment in general, as well as knitwear in general;
o acquiring equity stakes in other companies or entities both in Italy and abroad;
o   the financing of the companies or entities in which we hold equity stakes;
    and
o   providing administrative and technical services, and electronic services.

Board of Directors

         The Board of Directors may determine compensation for directors invested with particular duties and functions, once it has heard the recommendation of the Board of Auditors. The Board of Auditors is made up of three regular Board members and two alternatives. Reelections for the Board of Directors are not at staggered intervals.

Dividends

         Net profits, after deduction of at least 5% for legal reserve, described below under "Dividends", shall be distributed as decided at a shareholders' meeting in accordance with the Italian civil code. Dividends shall be paid as decided in a shareholders' meeting. Dividends not collected within five years of the date on which they became payable shall be barred by statute of limitations, and allocated to the reserve fund. Liquidation procedures are determined by a shareholders' meeting.

         The categories of shares with differing rights and the rules for issuance or extinguishment of shares are determined at a shareholders' meeting.

Shareholders' Meetings

         Shareholder meetings are called by the Board of Directors or by a person delegated by the Board of Directors, or the Sole Director, elected by the shareholders. The meetings can be held at the company headquarters or abroad in specified countries. A regular shareholders' meeting must be called by the Board of Directors at least once a year within six months of the end of our fiscal year. A special shareholders' meeting shall be called whenever the Sole Director or the Chairman of the Board of Directors deems it appropriate. Every shareholder who has deposited its own shares at least five days prior to the date set for the meeting has the right to participate or be represented.

         There are no limitations on the rights to own our securities. The shareholders represented at a shareholders' meeting may decide to reduce our capital stock, including the assignment to individual shareholders or groups of shareholders of certain company assets, shares or equity stakes in other companies in which we hold equity stakes.


DESCRIPTION OF ORDINARY SHARES

General

         The issued and outstanding share capital of the Company consists of 61,110,412 Ordinary Shares with a par value of Euro 1.30 per share. All of our outstanding Ordinary Shares are fully paid, non-assessable and in registered form.


Authorization of Ordinary Shares

         Additional Ordinary Shares may be authorized in connection with capital increases approved by the Company's shareholders in an extraordinary meeting; such an authorization would generally be given only after recommendation by the Company's Board of Directors.


Dividends

         Payment of annual dividends is recommended by the Company's Board of Directors, subject to approval of shareholders at the annual general shareholders' meeting, which under Italian law must be held within the four (or, under certain circumstances, six) months following the Company's fiscal year-end. Under Italian law and the Company's bylaws, no interim dividends may be approved or paid by the Company.

         Pursuant to Italian law, before dividends may be paid out of the net income of any year, an amount equal to 5% of the Company's net income for such year must be allocated to the legal reserve until the reserve is at least equal to one-fifth of the nominal value of the Company's issued share capital. If all of such required 5% allocations have been made, the Company may pay dividends out of available retained earnings from prior years even if the reserve does not equal one-fifth of nominal capital. As of December 31, 2001, such reserve was Euro 0 million because used for coverage of losses as of June 30, 2002, in accordance with the shareholders' meeting resolution dated September 23, 2002..

         Dividends are paid in the manner and on the date specified in the shareholders' resolution approving their payment (usually by wire transfer within 30 days of the annual general meeting). Dividends cease to be payable if not collected within five years of the date they become payable. Uncollected dividends are allocated to the reserve fund.

         Because the Company is a holding company and has no operations of its own, dividends or advances from its subsidiaries are required to fund cash dividends to holders of Ordinary Shares. Dividends from Fila U.S.A. to the Company are subject to United States withholding tax or other taxes under current tax laws, and dividends from the Italian operating companies to the Company are subject to the limitations described above relating to legal reserve requirements that must be met before dividends may be paid.

         There are currently no Italian exchange controls that would affect the payment of dividends or other remittances to owners of the ADSs or Ordinary Shares who reside outside Italy.

Voting Rights

         Shareholders are entitled to one vote per Ordinary Share. As a registered shareholder, the Depositary (or its nominee) is entitled to vote the Ordinary Shares underlying the ADSs. The Deposit Agreement requires the Depositary (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company's bylaws limit the right of non-resident or foreign owners to hold or vote the Ordinary Shares or the ADSs.

General Meetings

         Pursuant to its bylaws, the Company may hold general meetings of shareholders at such place in Italy or abroad as the Board of Directors may determine, following publication of notice of the meeting in the "Gazzetta Ufficiale" at least 15 days before the date fixed for the meeting. The Depositary mails to all record owners of ADSs a notice containing an English language version of all information contained in any notice of a shareholders' meeting received by the Depositary.
To attend any meeting, shareholders must, at least five days prior to the date fixed for the meeting, lodge their share certificates at the offices of the Company or with such agents as may be specified in the notice of meeting, in exchange for an admission ticket for the meeting. Share certificates may be retrieved following the meeting. Owners of ADRs may make special arrangement with the Depositary for the beneficial owners of such ADRs to attend shareholders' meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements are specified in the notice of such meeting mailed by the Depositary to the owners of ADRs.

         Shareholders may appoint proxies by delivering an appropriate instrument of appointment to the Company. Banks and directors, auditors and employees of the Company or of any of its subsidiaries may not be proxies and any one proxy cannot represent more than 10 shareholders. A separate proxy must be provided for each meeting.

         The quorum for an ordinary meeting of shareholders is constituted by the holders of 50% of the Ordinary Shares outstanding. At an adjourned ordinary meeting, no quorum is required. In either case, resolutions are carried by a simple majority of those present. Certain matters, such as amendments to the bylaws, an increase in share capital, the issuance of debentures and the waiver of preemptive rights, may only be resolved at an extraordinary general meeting, at which special voting rules apply. Resolutions at an extraordinary meeting are carried by a majority of the total Ordinary Shares outstanding; at an adjourned extraordinary meeting, resolutions are carried by the affirmative vote of more than one-third of the total Ordinary Shares outstanding. In addition, certain matters (such as a change in the purpose or form of the Company, its liquidation prior to the date set forth in its bylaws, a waiver of preemptive rights and the issuance of preference shares) always require the affirmative vote of holders representing a majority of the outstanding Ordinary Shares.

Transfer of Shares

         Ordinary Shares are transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary or made by an Italian bank on the holder's behalf. The transferee must request that his name be entered in the register in order to establish his rights as a shareholder as against the Company.

Preemptive Rights

         Pursuant to Italian law, holders of Ordinary Shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such preemptive rights are waived or limited by an extraordinary shareholders' resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or an adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the owners of ADSs will be able to exercise fully any preemptive rights to which the holders of Ordinary Shares are entitled.

Reports to Shareholders

         The Company produces an annual report in both Italian and English which includes consolidated accounts of the Company, but is not required under Italian law to send copies to each shareholder. The annual report contains a reconciliation of net income, total assets and shareholders' equity to U.S. GAAP. The Company also produces unaudited quarterly summary accounts and a Directors' report thereon in both Italian and English.


Preference Shares

         The Company is permitted in accordance with Italian law to issue preference shares. Such shares would typically not be entitled to vote in ordinary meetings of shareholders, but would be entitled to vote together with the Ordinary Shares in extraordinary meetings and could be entitled to vote in ordinary meetings as well if their terms so provided. Preference shares would have preferential rights to the payment of dividends and to the repayment of capital in the event of liquidation.

         The Company has no present intention of issuing preference shares and none are currently authorized or outstanding.

Rights on Liquidation

         On a liquidation or winding-up of the Company, holders of Ordinary Shares will be entitled to participate in any surplus assets remaining after repayment of the Company's creditors and any outstanding preference shares and after making full provision for any tax due.

Purchase of Shares by the Company

         The Company may purchase in the aggregate up to 10% of its Ordinary Shares at any time and from time to time, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by the Company's shareholder at a general meeting. Also, the aggregate purchase price may not exceed the Company's declared net income and retained earnings. As long as such shares were owned by the Company, they would not be entitled to dividends nor to subscribe for new Ordinary Shares in the case of capital increases, and their voting rights would be suspended. Until the shares were resold by the Company, a corresponding reserve in an amount equal to the repurchase price, which would not be available for distribution, would have to be created in the Company's balance sheet. The approval of shareholders at a general meeting would be required for the resale of shares reacquired by the Company.


DESCRIPTION OF AMERICAN DEPOSITARY SHARES

         The following is a summary of certain provisions of the Deposit Agreement (the "Deposit Agreement"), dated as of May 15, 1993, and amended as of April 23, 2001, among the Company, The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of ADRs issued thereunder. This description does not purport to be complete and is qualified by reference to the Deposit Agreement, which has been filed with the U.S. Securities and Exchange Commission. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, located at 101 Barclay Street, New York, New York 10286. The principal executive office of the Depositary is located at 48 Wall Street, New York, New York 10286.

American Depositary Receipts

         ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS represents one Ordinary Share or the right to receive one Ordinary Share that is deposited with Credito Italiano S.p.A., Milan, Italy (the "Custodian"). An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered are treated by the Company and the Depositary as owners of ADRs.

Deposit and Withdrawal of Deposited Securities

         The Depositary has agreed that, upon deposit with the Custodian of Ordinary Shares accompanied by any appropriate instrument of transfer or endorsement, together with such certifications and payments as may be required by the Custodian or the Depositary, and subject to the terms of the Deposit Agreement, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons specified in a written order of the depositor, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit. Notwithstanding the foregoing, subject to the terms and conditions described below, the Depositary may also execute and deliver ADRs prior to receipt of Ordinary Shares.

         Upon surrender of ADRs at the Corporate Trust Office of the Depositary, and upon payment of the fees, governmental charges and taxes provided in the Deposit Agreement, ADR owners are entitled to delivery, at the principal office of the Custodian in Milan, Italy, of certificates representing the related number of Ordinary Shares and any other property that the surrendered ADRs evidence the right to receive at the Corporate Trust Office of the Depositary. At the request, risk and expense of the ADR owner surrendering ADRs, share certificates and other property documents of title will be forwarded for delivery to the Corporate Trust Office of the Depositary.

         The Depositary may not, in its capacity as Depositary, deliver Ordinary Shares except upon the receipt and cancellation of ADRs. Similarly, the Custodian may not, in its capacity as Custodian, deliver Ordinary Shares except upon the receipt and cancellation of ADRs. Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may, however, execute and deliver ADRs prior to the receipt of Ordinary Shares ("Pre-Release") and may receive ADRs in lieu of Ordinary Shares. Each Pre-Release shall be (a) preceded or accompanied by a written representation and agreement from the person to whom ADRs are to be delivered that such person, or its customer, (i) owns the Ordinary Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Ordinary Shares to the Depositary for the benefit of the Owners of ADRs, and (iii) agrees in effect to hold such Ordinary Shares for the account of the Depositary until delivery of same upon the Depositary's request, (b) at all times fully collateralized (such collateral marked to market daily) with cash or U.S. government securities, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will limit the number of ADRs involved in such Pre-Release transactions so that the number of ADSs outstanding at any one time as a result of Pre-Release will not normally exceed thirty percent (30%) of the total number of ADSs then outstanding (without giving effect to ADSs outstanding as a result of Pre-Release), but the Depositary may disregard or change such limit from time to time. Neither the Company nor the Custodian shall incur any liability to owners of ADRs as a result of such transactions.

         The Company has agreed in the Deposit Agreement that neither the Company nor any company controlled by the Company will deposit Ordinary Shares in connection with the original issuance thereof or in connection with a sale of Ordinary Shares previously issued and reacquired by the Company, if such Ordinary Shares are required to be registered under the provisions of the Securities Act and no registration statement is in effect as to such shares.

Dividends, Other Distributions and Rights

         The Depositary is required, to the extent that it may pursuant to applicable law, to convert or cause to be converted, as promptly as practicable, all cash dividends and other cash distributions (including the net proceeds from any sale of securities, property or rights distributed to holders of Ordinary Shares) denominated in any currency other than dollars that it receives in respect of the deposited Ordinary Shares into dollars, and to distribute, as promptly as practicable, the amount received to the owners of ADRs in proportion to the number of ADSs evidenced by such owners' ADRs. Such conversion and distribution may be made on an averaged or other practicable basis without regard to any distinctions among owners on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Company, its withholding agent (if any), the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Taxation". If any currency other than dollars received by the Depositary may not, pursuant to applicable law, be so converted on a reasonable basis and transferred, or if any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the Depositary cannot be promptly obtained, the Depositary will (i) upon written request by an owner of ADRs, distribute such owner's share of such foreign currency received by the Depositary or the Custodian to such owner and (ii) hold the remainder of such foreign currency (without liability for interest) for the respective accounts of the ADR owners entitled to receive the same.

         If the Company declares a dividend in, or free distribution of, additional Ordinary Shares, upon receipt by or on behalf of the Depositary of additional Ordinary Shares, the Depositary may and shall, if the Company so requests, distribute, as promptly as practicable, to the owners of outstanding ADRs, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of Ordinary Shares received as such dividend or free distribution, subject to the provisions of the Deposit Agreement, including the withholding of taxes and governmental charges and the payment of fees, if any. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the Depositary will sell the amount of Ordinary Shares represented by the aggregate of such fractions and will distribute the net proceeds to owners of ADRs in accordance with the Deposit Agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional Ordinary Shares distributed in respect of the Ordinary Shares represented by such ADS prior to such dividend or free distribution.

         If the Company offers, or causes to be offered, to the owners of Ordinary Shares any rights to subscribe for additional Ordinary Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to owners of ADRs or in disposing of such rights for the benefit of such owners and making the net proceeds available to such owners, or if, by the terms of such rights offering or for any other reason it would be unlawful for the Depositary to either make such rights available to any owners of ADRs or dispose of such rights and make the net proceeds available to such owners, then the Depositary shall allow the rights to lapse; provided that the Depositary may, and at the request of the Company, will, (a) if the Depositary determines that it is lawful and feasible to make such rights available to all or certain owners of ADRs, distribute to any owners of ADRs to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs evidenced by ADRs held by such owner, warrants or other instruments therefor in such form as it deems appropriate, and (b) if the Depositary determines that it is not lawful or feasible to make such rights available to all or certain owners of ADRs, use its best efforts to sell such rights, warrants or other instruments in proportion to the number of ADSs evidenced by ADRs held by owners to whom the Depositary has determined that it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of the owners of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among owners on account of exchange restrictions or the date of delivery of an ADR or ADRs or otherwise. In each such instance, HdP will have the right to purchase from the Depositary all such rights, warrants or other instruments at a price equal to the highest price offered by any other prospective purchaser. The Depositary will not be liable for any failure to determine that it may be lawful or feasible to make such rights available to any owner of ADRs.

         The Company may, in its sole discretion, decide not to register under the Securities Act securities to which such rights relate where registration under the Securities Act may be required in connection with the offer or sale of such securities. In this case, owners of ADRs would not be permitted to purchase such securities or otherwise exercise such rights and the Depositary would, to the extent possible, dispose of such rights for the account of such owners as provided in clause (b) above. Such a disposal of rights may reduce the equity interest in the Company of the owners of ADRs.

         If the Depositary determines that any distribution of property other than cash, Ordinary Shares or rights to subscribe therefor cannot be made proportionally, or if for any other reason (including any requirement that the Company, its withholding agent (if any), the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to owners of ADRs) the Depositary deems such distribution not to be feasible, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary will distribute to the ADR owners entitled thereto the net proceeds of any such sale or the balance of any such property after deduction of the fees, if any, of the Depositary provided for in the Deposit Agreement.

         Upon any change in nominal or par value, split, consolidation, cancellation or any other reclassification of Ordinary Shares or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that shall be received by the Depositary or the Custodian in exchange for, in conversion of or in respect of deposited Ordinary Shares shall be treated as newly deposited Ordinary Shares under the Deposit Agreement, and ADSs shall thenceforth represent the rights to receive the securities so received, unless additional ADRs are delivered, as in the case of a stock dividend, or unless the Depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

         Whenever (a) any cash dividend or other cash distribution becomes payable or any distribution other than cash shall be made, (b) rights are issued with respect to the Ordinary Shares, (c) the Depositary receives notice of any meeting of holders of Ordinary Shares, or (d) the Depositary causes a change in the number of Ordinary Shares that are represented by each ADS, the Depositary will fix a record date (x) for the determination of the owners of ADRs who are
(i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at, and to attend (without voting at or speaking), such meeting, or (y) on or after which each ADS shall represent such changed number of Ordinary Shares subject to the provisions of the Deposit Agreement.

Voting of the Underlying Deposited Securities

         The Depositary, to the extent permitted by law, mails to all owners of ADRs a notice containing the information (or a summary thereof) included in any notice of a meeting of holders of Ordinary Shares received by the Depositary and specifying the procedures for making special arrangements to attend (without voting at or formally addressing) such meeting. The record owners of ADRs at the close of business on the date specified by the Depositary are entitled under the Deposit Agreement (subject to any applicable provisions of Italian law and the Company's bylaws) to instruct the Depositary in writing as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by their respective ADSs. The Depositary endeavors, insofar as practicable, to vote or cause to be voted the Ordinary Shares so represented in accordance with such written instructions. The Depositary does not exercise any voting discretion over any Ordinary Shares deposited with it.

         When the Company makes its annual accounts available at its offices in connection with a general meeting of shareholders at which a vote will be taken on such accounts, the Company delivers to the Depositary and the Custodian copies of such accounts. Until such meeting, the Depositary makes available copies of such accounts for inspection at its office, the office of the Custodian and any other designated transfer offices.

Reports and Notices

         The Company furnishes to the Depositary its annual reports to shareholders in English, which include a review of operations and its audited financial statements prepared in accordance with Italian GAAP together with a reconciliation to U.S. GAAP of net income, total assets and shareholders' equity. The Company also furnishes the Depositary with its quarterly reports containing unaudited quarterly consolidated financial statements in English prepared in accordance with Italian GAAP. Upon receipt thereof, the Depositary promptly mails such reports to all owners of ADRs. The Depositary makes available for inspection by ADR owners at its Corporate Trust Office English language versions of any reports, notices and other communications received from the Company that are generally transmitted to holders of the Ordinary Shares. The Depositary also sends to ADR owners copies or summaries of such reports, notices and other communications when furnished by the Company as provided in the Deposit Agreement. The Depositary will also, upon notice that the Company has not furnished the Securities and Exchange Commission or any relevant stock exchange with public reports, documents or other information required by foreign law or otherwise under the Securities Exchange Act of 1934, promptly furnish to the Securities and Exchange Commission or such stock exchange copies of all annual or other periodic reports and other notices and communications to the extent received by the Depositary, the Custodian or their respective nominees, as holders of Ordinary Shares.

Amendment and Termination of the Deposit Agreement

         The form of the ADRs and the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of ADR owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the registered owners of outstanding ADRs. Every owner of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. Except in order to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADR owner to surrender his ADR and receive therefor the Ordinary Shares represented thereby.

         Whenever so directed by the Company, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the owners of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to the Company a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (1) the collection of dividends and other distributions pertaining to the Ordinary Shares and any other property represented by such ADRs, (2) the sale of rights as provided in the Deposit Agreement and (3) the delivery of Ordinary Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs subject to the applicable terms of the Deposit Agreement, including the payment of fees and other charges of the Depositary. At any time after the expiration of one year from the date of termination, the Depositary may sell any remaining Ordinary Shares and any other property represented by such ADRs and hold uninvested the net proceeds in an unsegregated account, together with any other cash then held, without liability for interest, for the pro rata benefit of the owners of ADRs that have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations to the Company, except for certain indemnification obligations and the obligation to account for the net proceeds of such sale and other cash (after deducting, in each case, the fee of the Depositary for surrendered ADRs, any expenses for the account of the owner of such ADRs in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of the Deposit Agreement, the Company will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

Charges of Depositary

         The Company shall pay such fees and expenses of the Depositary as have been agreed between the Company and the Depositary.

         The Depositary will charge (i) any party to whom ADRs are delivered in connection with the deposit of Ordinary Shares (including pursuant to a dividend in, or free distribution of, Ordinary Shares), and (ii) any party surrendering ADRs in exchange for Ordinary Shares or other property evidenced by such ADRs, up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs so issued or surrendered. The Depositary may also charge owners of ADRs a fee for, and shall deduct such fee from, the distribution of proceeds from the sale of rights pursuant to the Deposit Agreement in an amount equal to the lesser of (i) the fee that would have been charged as a result of owners of ADRs depositing Ordinary Shares received in exercise of rights distributed to them had such rights not been sold by the Depositary and the net proceeds therefrom distributed and (ii) the amount of such proceeds.

         In addition, the following charges shall be incurred by any party depositing or withdrawing Ordinary Shares, any party surrendering ADRs or any party to whom ADRs are issued (including ADRs issued pursuant to a stock dividend or stock split declared by the Company or an exchange of ADRs or Ordinary Shares or a distribution of ADRs pursuant to the Deposit Agreement), whenever applicable: (i) taxes and other governmental charges, (ii) any applicable share registration fees on deposit or withdrawal of Ordinary Shares,
(iii) certain cable, telex, facsimile transmission and delivery charges and expenses described in the Deposit Agreement and (iv) expenses that are paid or incurred by the Depositary in connection with the conversion into dollars, pursuant to the Deposit Agreement, of any other currency received by the Depositary in respect of the Ordinary Shares held on deposit.

Liability of Holders for Taxes or Other Charges

         Any tax or other governmental charge or expense payable by the Custodian, the Depositary or its nominee as the registered holder of any deposited Ordinary Shares represented by ADSs evidenced by any ADR shall be payable by the owner of such ADR to the Depositary. The Depositary may refuse to effect registration of transfer and withdrawal of Ordinary Shares underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the owner thereof any part or all of the deposited Ordinary Shares underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge or expense and the owner of such ADR shall remain liable for any deficiency.

Limitations on Execution, Transfer and Surrender of American Depositary Receipts

         The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at the request of the Company. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon, or withdrawal of Ordinary Shares, the Company, Depositary or Custodian may require payment from the person presenting the ADR or the depositor of the Ordinary Shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the owners of ADRs. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Ordinary Shares until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may reasonably deem necessary or proper or as the Company may require by written request to the Depositary. The execution and delivery or transfer of ADRs may generally be suspended, and in particular instances may be refused, during any period when the transfer books of the Depositary or the Company are closed or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time. Notwithstanding any term or condition to the contrary contained in the Deposit Agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of Ordinary Shares may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Ordinary Shares in connection with voting at a meeting of shareholders or payment of dividends, (ii) the payment of fees, taxes and similar charges, and
(iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of Ordinary Shares. Owners of ADRs may inspect the transfer books of the Depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with owners of the ADRs in the interest of a business or object other than the business of the Company, including a matter related to the Deposit Agreement or the ADRs.

General

         Neither the Depositary nor the Company will be liable to the owners or beneficial owners of ADRs if prevented or delayed in performing their obligations under the Deposit Agreement by the law of any country, by any governmental authority, by any provision of the Company's bylaws or by any circumstances beyond their control. The obligations of the Company and the Depositary to the owners and beneficial owners of ADRs under the Deposit Agreement are expressly limited to performing their respective duties specified therein without negligence or bad faith.

         Absent the gross negligence or bad faith of, respectively, the Company and the Depositary, the Company and the Depositary will not be liable for the failure of any owner or beneficial owner of ADRs to receive any tax benefit under applicable law or tax treaties. Neither the Company nor the Depositary will be liable for any acts or omissions of any other party in connection with any attempt to obtain any such benefit, and pursuant to the Deposit Agreement and the ADRs the owners and beneficial owners of ADRs agree that they will be bound by any deadline established by the Company and the Depositary in connection with any such attempt. See Item 10.E., "Additional Information-Taxation."

         The Deposit Agreement requires owners and beneficial owners of ADRs to comply with any provisions of or governing the Ordinary Shares (including provisions of the Company's bylaws and applicable law) that require the disclosure of beneficial or other ownership of the Company's securities, provide for restrictions on transfer of, or exercise of rights pertaining to, such securities, or limit ownership of the Company's securities. At present, there are no such provisions.

         So long as any ADRs or ADSs evidenced thereby are listed on one or more stock exchanges, the Depositary will act as registrar or, with the approval of the Company, appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirements of such exchanges.

Item 10.C.  Material Contracts

      Fila has not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which it is a party for the two years preceding the publication of this document.

Item 10.D.  Exchange Control

       No exchange control consent is required in Italy for the transfer to persons outside Italy of dividends or other distributions with respect to, or of the proceeds from the sales of, shares of an Italian company. Neither Italian law nor the Company's bylaws limit the right of non resident or foreign owners to hold or vote the Ordinary Shares or ADSs.

Item 10.E.  Taxation

         The following is a summary of certain U.S. federal and Italian tax matters. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs. In particular, the summary deals only with beneficial owners who will hold ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of Fila. The summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base through which a non-Italian resident beneficial owner carries on business or performs personal services in Italy.

          The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report, which are subject to change. Prospective investors in ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any state, local or other national tax laws.

         For purposes of the summary, beneficial owners of ADRs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the "Income Tax Convention"), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as "U.S. owners." Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. Beneficial owners that are not U.S. owners should note that portions of the following summary may not be relevant to them. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999 but has not yet been ratified. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

         For purposes of the Income Tax Convention and the United States Internal Revenue Code of 1986, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the ordinary shares represented by those ADSs.


Taxation of Dividends

Italian Tax Considerations

         Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Italian law provides a mechanism under which non-resident shareholders who follow a specific refund procedure, in accordance with the conditions and within the terms provided by law, can claim a refund of up to four-ninths of Italian withholding taxes on dividend income by providing evidence to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. The refund must be claimed directly from the Italian tax authorities, without any direct assistance by Fila. Expenses and extensive delays have been encountered by U.S. residents seeking refunds from the Italian tax authorities.

         Alternatively, reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and timely comply with procedures for claiming, benefits under an income tax convention. Through this alternative mechanism, shareholders can benefit from a direct assistance by both the depositary and Fila. Italy has concluded income tax conventions with over 60 foreign countries, including all members of the European Union, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and the Far East.

         Under the Income Tax Convention, dividends derived by U.S. owners entitled to benefits under an income tax convention, are generally subject to Italian withholding tax at a reduced rate of 15%. However, the amount initially made available to the depositary for payment to U.S. owners will reflect a withholding at the 27% rate. U.S. owners who timely comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a "treaty refund"). The certification procedure will require U.S. owners to obtain from the U.S. Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment (form 6166),unless previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission),and a statement, whereby the U.S. owner represents that it is a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy, and must set forth other required information. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the depositary on how to claim a treaty refund.

         The depositary's instructions will specify certain deadlines for delivering to the depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the U.S. Internal Revenue Service. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the depositary. Fila and the depositary have agreed that if the required documentation is received by the depositary on or within 30 days after the dividend payment date and, in the reasonable judgment of Fila, such documentation satisfies the requirements for a refund by Fila of Italian withholding tax under the Convention and applicable law, we will within 30 days thereafter pay the treaty refund to the depositary for the benefit of the U.S. owners entitled thereto.

         If the depositary does not receive a U.S. owner's required documentation within 30 days after the dividend payment date, such U.S. owner may for a short grace period (specified in the depositary's instructions) continue to claim a treaty refund by delivering the required documentation (either through the U.S. owner's financial intermediary or directly, as the case may be) to the depositary. However, after this grace period, the treaty refund must be claimed directly from the Italian tax authorities rather than through the depositary. Expenses and extensive delays have been encountered by U.S. residents seeking refunds from the Italian tax authorities.

         Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide the Company with the funds to pay the relevant withholding tax. Distributions of additional shares to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of Fila generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

U.S. Tax Considerations

         The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Under new rules applicable to dividends received after 2002 and before 2009, an individual U.S. owner generally will be subject to U.S. taxation at a maximum rate of 15%. The reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. U.S. owners that are individuals should consult their own tax advisers regarding the implications of these new rules in light of their own particular circumstances. Dividends paid in Euros will be includible in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the custodian. If the custodian converts the Euros into dollars on the day it receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the dollar equivalent of the Euros amount of the treaty refund on the date the dividends were received by the custodian. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability.

         Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. owner's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. owners should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

         Distributions of additional shares to U.S. owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of Fila generally will not be subject to U.S. federal income tax.

         A beneficial owner of ADSs who is, with respect to the United States, a foreign corporation or a non resident alien individual generally will not be subject to U.S. federal income tax on dividends received on ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

Taxation of Capital Gains

Italian Tax Considerations

         Italian capital gains tax ("CGT") normally is imposed on gains realized by non-Italian residents with respect to the transfer or sale of shares whether held within or outside Italy. More specifically, a 27% CGT will be levied on gains realized on the disposal of a "qualified" shareholding. A "qualified" shareholding is constituted by ordinary shares or ADSs and/or rights representing more than five percent of a listed company's total share capital or more than two percent of its share capital voting in the ordinary shareholders meeting. However, under domestic law, an exemption generally applies to gains realized by non-Italian residents on the disposal of "non -qualified" shareholdings in an Italian company the shares of which are listed on a regulated market such as Fila, even when such shareholdings are held in Italy. A "non-qualified" shareholding is constituted by an interest in Fila which does not reach the thresholds described above.

         Furthermore, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian CGT on capital gains realized upon disposal of a "qualified" shareholding in an Italian company unless such U.S. owner has a permanent establishment or fixed base in Italy to which the ADSs are effectively connected. To this end, U.S. residents selling ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the conditions of non-taxability of capital gains in Italy set forth under the Income Tax Convention have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian CGT. No CGT will be imposed on the deposit or withdrawal of shares in return of ADSs.

U.S. Tax Considerations

         Gain or loss realized by a U.S. owner on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner's basis in the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Any such capital gain or loss will be treated as long-term capital gain or loss if the ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Deposits and withdrawals of ordinary shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         A beneficial owner of ADSs who is, with respect to the United States, a foreign corporation or a nonresident alien individual will not be subject to U.S. federal income tax on gain realized on the sale of ADSs, unless (i) such gain is effectively connected with the conduct by the beneficial owner of a trade or business in the United States or (ii) in the case of gain realized by an individual beneficial owner, the beneficial owner is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Passive Foreign Investment Company Rules

         Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies ("PFICs"). The Company will be classified as a PFIC in a particular taxable year if either

         - 75 percent or more of the Company's gross income is treated as passive income for purposes of the PFIC rules; or

         - the average percentage of the value of the Company's assets that produce or are held for the production of passive income is at least 50 percent.

         Although the Company has not been a PFIC in prior years, as a result of the sale of the Company's direct subsidiaries described under "Risk Factors - We have agreed to sell all of our operating business and intend to enter unrelated businesses" (Item 3D), the proportion of the Company's assets that produce passive income will increase substantially. The Company is intending to reinvest such assets in assets that do not produce passive income, but the timing of any such reinvestment is uncertain. Accordingly, the Company may be a PFIC in 2003 or in future years.

         If the Company is a PFIC in respect of any year, then a U.S. owner who holds ADSs during that year and does not make a mark-to-market election, as described in the following paragraph, will be subject to special tax rules with respect to certain dividends received and gains realized ("excess distributions") in subsequent years, without regard to whether the Company was a PFIC in the year the excess distribution was received. Under these special tax rules, the U.S. owner will be subject to tax in an amount equal to the sum of
(i) tax at ordinary income rates on the amount of the excess distribution, plus
(ii) an interest charge to compensate for tax deferral, calculated as if the excess distribution were earned ratably over the period the U.S. owner holds its ADSs. In addition, if the Company is a PFIC, U.S. owners will not qualify for the benefit of the reduced U.S. tax rate applicable to certain dividends received by individuals. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of ADSs at death.

         U.S. owners can avoid the unfavorable rules described in the preceding paragraph by electing to mark their ADSs to market. For any year in which the Company is a PFIC, a U.S. owner who makes a mark-to-market election would include as ordinary income (but not as dividend income eligible for the reduced tax rate applicable to certain dividends received by individuals) the excess of the fair market value of the ADSs at year-end over the U.S. owner's basis in those ADSs. In addition, any gain recognized upon the sale of ADSs would be taxed as ordinary income in the year of sale.

         The Company does not intend to furnish U.S. owners with the information necessary to make a qualified electing fund ("QEF") election.

Other Italian Taxes

         Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

         However, should a gift of ADSs for a value exceeding (euro)180,759.91 (the "Threshold") occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of (euro)129,11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to (euro)516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfer of ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

Item 10.F.  Dividends and Paying Agent

Not applicable.

Item 10.G.  Statement by Experts

Not applicable.

Item 10.H.  Documents on Display

      The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the U.S. Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not currently required to make filings with the Commission by electronic means, although we may do so. Any filing we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

Item 10.I.  Subsidiary Information

Not applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       As a multinational group that has operations throughout the world, the Fila Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates. The exposure to foreign currency risk arises principally in connection with the geographical distribution of our activities, which generally results in Fila and its subsidiaries acquiring products in a number of different countries in U.S. dollars and distributing such products worldwide in countries where they operate in local currency. Accordingly, our foreign currency risk exposure derives from the fluctuation of the U.S. dollar against the local currencies of our subsidiaries, primarily the Euro and Pounds Sterling. As a result, the depreciation of such currencies against the U.S. dollar generally has an adverse effect on our operating results, while the appreciation of such currencies against the U.S. dollar generally has positive effects on our operating results. This situation does not affect operations in the U.S., where sales, purchases and other costs are expressed in U.S. dollars. However, the conversion of the results of our U.S. operations into Euro is affected by fluctuations in the U.S. dollar/Euro exchange rate, with a depreciation of the Euro against the U.S. dollar generally increasing the effect of a given U.S. result on our consolidated results and an appreciation of the Euro against the U.S. dollar decreasing the effect of the U.S. results.

       We endeavor to maintain a balance between our revenues and expenses denominated in particular currencies to the extent practicable. Our consolidated currency inflows and outflows in 2002 can be summarized as follows: revenues in U.S. dollars 38%, in Euro 28% and in other currencies 34%; expenses in U.S. dollars 50%, in Euro 24% and in other currencies 26%. See Item 4B, "Business Overview--Management of Exchange Rate Risk" above for additional information about the composition of our revenues and expenses.

       In addition to foreign exchange rate risk, we are subject to changes in interest rates, which affect our net income by increasing or decreasing our borrowing costs. Substantially all our debts and borrowings are at variable rates.

       We regularly assess our exposure and generally seek to manage these market risks, principally through the use of off-balance sheet financial instruments, such as forward exchange contracts and foreign currency options. Our financial policy attaches particular importance to the management and control of financial risks in that they can significantly impact results. We have adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. This policy allows off-balance sheet financial instruments to be used only for managing exchange and interest rate risks connected to monetary flows and assets and liabilities, and not for speculative purposes. As a consequence, we do not use off-balance sheet financial instruments for trading purposes. Our policies regarding off-balance sheet financial instruments are further described in Notes 1, 16 and 18 to the Consolidated Financial Statements included in Item 19 (a).

       The use of derivative products to manage financial risk generated net financial income of Euro 4.3 million (comprised of income of Euro 17.5 million and expenses of Euro 13.2 million) in 2002, as compared to net financial income of Euro 7.5 million in 2001 (comprised of income of Euro 9.9 million and expenses of Euro 2.4 million). These instruments were primarily used for the management of exchange rate exposure in relation to revenues and expenses from sales and purchases. See Item 4B "Business Overview-Management of Exchange Rate Risk" above for additional information about the composition of our revenues and expenses.


Risk Analysis

         We monitor foreign exchange rate risk and related hedge positions using a variety of analytical techniques including market value and sensitivity analysis. The following analyses assume instantaneous parallel shifts in exchange rates or yield curves, as the case may be.

Foreign Exchange Rate Risk

         At December 31, 2002, the potential loss in fair value of our financial instruments, primarily derivative instruments such as foreign forward exchange contracts and currency options, with exposure to exchange rate risk with regard to non-U.S. dollar currencies, and the net effect on our U.S. dollar financial liabilities, resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately Euro 2.5 million. This sensitivity analysis assumes an unfavorable and instantaneous 10% fluctuation in the relevant exchange rates and is generally based on rates at the end of the year for the relevant currencies against the U.S. dollar.

         As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, these assumptions may overstate the impact of exchange rate fluctuations on such financial instruments. In addition, this calculation does not include trade receivables and trade payables and anticipated cash flows related to the underlying business transactions. Management believes that it is reasonable to expect that the above movement in foreign exchange rates would produce an opposite economic impact on the underlying business transactions for which such financial instruments are used; if the hedged transactions were included in the sensitivity analysis, the hypothetical depreciation in fair value would not be material.

Interest Rate Risk

       A hypothetical instantaneous, unfavorable increase of 10% in interest rates from year-end 2002 levels would increase interest expense applicable to floating rate financial assets and liabilities held by us at December 31, 2002, and would negatively impact annual cash flows by approximately Euro 2.2 million. This sensitivity analysis assumes an unfavorable and instantaneous 10% movement in the rate of interest applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. Euro and U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

         Despite our program to manage exchange rate and interest rate risk, there can be no assurance that exchange rate or interest rate fluctuations will not adversely affect our consolidated results of operations, cash flows, financial conditions or relative price competitiveness in the future. Moreover, as with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as with interest rate swap agreements and other risk management tools. Although the use of such hedging instruments provides a certain degree of protection from certain fluctuations in currency exchange and interest rates, we may potentially lose benefits resulting from other fluctuations in currency exchange and interest rates as a result of using such instruments.

Changes in Market Risk Exposure Compared to 2001

         Our policy on financial risk management has not changed from the preceding year.



ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

         Within 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

         There were no significant changes in our internal controls or in other factors which could significantly affect our internal controls subsequent to the date we carried out our evaluation.



                                    PART III


ITEM 17. FINANCIAL STATEMENTS

         Not applicable.


ITEM 18. FINANCIAL STATEMENTS

         Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Index to Financial Statements

                                                                          Page
Reports of Independent Auditors                                            F-1

Consolidated Balance Sheets as of December 31, 2002 and 2001               F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2002, 2001 and 2000                                           F-5

Consolidated Statements of Shareholders' Equity for the Years
Ended December 31, 2002, 2001, and 2000                                    F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2002, 2001, and 2000                                          F-7

Notes to Consolidated Financial Statements                                 F-8

Financial Statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.


         (b) Exhibits

            1.1          Amended bylaws of Fila Holding S.p.A., together with an
                         English translation thereof.
            4.2          Amended Deposit Agreement (incorporated by reference to
                         the registrant's registration statement on Form F-6
                         (File No. 33-61962).
            99           Representation letter concerning Arthur Andersen

FILA HOLDING S.p.A.
CONSOLIDATED BALANCE SHEETS
As of  December  31, 2002 and 2001
(in thousands of Euro)

ASSETS

                                                                     2002              2001
Current assets
Cash and cash equivalents                                           51,472            36,697
Restricted bank deposits                                            53,656                 -
Trade receivables, net of allowance for doubtful
    accounts of Euro 27,460 thousand in 2002 and
    Euro 28,562 thousand in 2001                                   145,718           202,555
Inventories                                                        160,687           234,953
Advances to suppliers                                                2,602             3,320
Taxes receivable                                                    27,691            31,670
Deferred income taxes                                               17,150            18,629
Prepaid expenses                                                     7,823            10,968
Other current assets                                                12,718            29,350
                                                               ------------      ------------

Total current assets                                               479,517           568,142

Property, plant and equipment
Land                                                                18,979            20,636
Buildings                                                           53,148            62,021
Machinery and equipment                                             18,869            22,001
Office furniture and equipment                                      51,543            60,834
Leasehold improvements                                              18,090            24,020
                                                               ------------      ------------
                                                                   160,629           189,512
Accumulated depreciation                                           (72,679)          (75,851)
                                                               ------------      ------------
Property, plant and equipment, net                                  87,950           113,661

Goodwill, net of accumulated amortization                                -            15,628
Other intangible assets, net of accumulated amortization            18,356            15,135
Deferred income taxes                                                5,351             7,102
Treasury stock                                                         152               844
Other assets                                                         8,505            11,448
                                                               ------------      ------------

Total assets                                                       599,831           731,960
                                                               ============      ============


See accompanying notes

FILA HOLDING S.p.A.
CONSOLIDATED BALANCE SHEETS
As of  December  31, 2002 and 2001
(in thousands of Euro)



LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                     2002              2001
Current liabilities
Bank borrowings                                                    164,492           223,018
Current portion of long-term debt from third parties                90,434            84,589
Short-term debt from related parties                                36,817            76,555
Trade payables                                                      97,277           139,774
Income taxes payable                                                14,305            15,646
Taxes payable, other than income taxes                               3,258             3,387
Commissions payable                                                  1,215             4,137
Advertising and promotion                                            2,569             5,159
Accrued expenses                                                    37,155            37,186
Other current liabilities                                           26,982            24,422
                                                               ------------      ------------

Total current liabilities                                          474,504           613,873

Termination indemnities                                              6,768             6,848
Long-term debt from third parties, less current portion              3,360            12,376
Minority interests                                                   2,403             2,422
Other non-current liabilities                                        6,369             7,853

Shareholders' equity
Share capital  96,489,608 shares authorized, issued
   and outstanding at December 31, 2002,
   par value Euro 1.00 per share                                    96,490            79,444
Additional paid in capital                                          39,561           104,708
Accumulated deficit                                                (47,381)         (120,938)
Foreign currency translation adjustments                            17,757            24,523
Revaluation reserves                                                     -               851
                                                               ------------      ------------

Total shareholders' equity                                         106,427            88,588
                                                               ------------      ------------

Total liabilities and shareholders' equity                         599,831           731,960
                                                               ============      ============

See accompanying notes

FILA HOLDING S.p.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2002, 2001 and 2000
(in thousands of Euro)


                                                       2002               2001               2000
Revenue:
Net direct sales                                      874,736            944,991            974,108
Royalty income                                         24,534             22,664             23,051
Other revenue                                          10,230              9,514              6,331
                                                  ------------       ------------       ------------
                                                      909,500            977,169          1,003,490

Cost of sales                                         559,363            632,078            610,563
                                                  ------------       ------------       ------------

Gross profit                                          350,137            345,091            392,927

General and administrative expenses                   232,632            275,244            276,695
Advertising and promotion expenses                     76,589             93,346            105,734
Commissions                                            20,867             21,630             21,256
Restructuring charges                                       -                  -             11,126
Subsidiaries' closing costs                                 -              4,722              6,144
                                                  ------------       ------------       ------------
                                                      330,088            394,942            420,955

Income (loss) from operations                          20,049            (49,851)           (28,028)

Other income (expense):
Interest income                                         2,025              2,060              2,971
Interest expense                                      (21,692)           (29,095)           (28,130)
Foreign exchange losses                               (27,246)            (7,255)            (8,373)
Bank charges                                           (2,843)            (4,688)            (4,223)
Other - net                                           (32,254)           (23,878)            (2,479)
                                                  ------------       ------------       ------------
                                                      (82,010)           (62,856)           (40,234)
                                                  ------------       ------------       ------------

Loss before income taxes                              (61,961)          (112,707)           (68,262)

Income taxes                                           18,929             27,010              3,323

                                                  ------------       ------------       ------------
Net loss                                              (80,890)          (139,717)           (71,585)
                                                  ============       ============       ============

See accompanying notes

FILA HOLDING S.p.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2002, 2001 and 2000

                                                              Retained earnings (accumulated deficit)
                                                              ---------------------------------------
                                                                     Other            Reserves    Foreign
                                                     Additional Retained earnings   for purchase   currency
                                           Capital     paid in   (accumulated       of treasury   translation Revaluation
                                            share     capital       deficit)           stock      adjustments  reserves      Total
                                          ---------  ---------- -----------------   ------------ ------------ -----------  ---------
                                                                        (in thousands of Euro)
Balance at December 31, 1999                 35,865        1,622         88,188          2,176        12,178        851     140,880

Change in reserve for purchase
  of treasury stock                                                        (219)           219                                    -
Foreign currency translation adjustments                                                               2,846                  2,846
Net loss, 2000                                                          (71,585)                                            (71,585)
                                          ----------   ----------     ----------     ----------    ----------   --------   ---------
Balance at December 31, 2000                 35,865        1,622         16,384          2,395        15,024        851      72,141

Conversion of Share
  Capital from Lira to Euro                     246         (246)                                                                 -
Issuance of 33,332,952 ordinary shares       43,333      103,332                                                            146,665
Change in reserve for purchase
  of treasury stock                                                       1,551        (1,551)                                    -
Foreign currency translation adjustments                                                               9,499                  9,499
Net loss, 2001                                                         (139,717)                                           (139,717)
                                          ----------   ----------     ----------     ----------    ----------   --------   ---------
Balance at December 31, 2001                 79,444      104,708       (121,782)           844        24,523        851      88,588

Change in reserve for purchase                                                                                                    -
  of treasury stock                                                         692           (692)                                    -
Utilization of revaluation reserves
  for coverage of losses (1)                                                851                                   (851)           -
Utilization of additional paid in
capital
  for coverage of losses (2)                            (104,708)       104,708                                                   -
Decrease of share capital for coverage      (48,888)                     48,888                                                   -
  of losses (2)                                                                                                                   -
Issuance of  65,934,402 ordinary shares      65,934       39,561                                                            105,495
Foreign currency translation adjustments                                                              (6,766)                (6,766)
Net loss, 2002                                                          (80,890)                                            (80,890)
                                          ----------   ----------     ----------     ----------    ----------   --------   ---------
Balance at December 31, 2002                 96,490       39,561        (47,533)           152        17,757          -     106,427
                                          ==========   ==========     ==========     ==========    ==========   ========   =========


(1) In accordance with the Shareholders' meeting resolution dated April 22, 2002
(2) In accordance with the Shareholders' meeting resolution dated
    September 23, 2002


See accompanying notes

FILA HOLDING S.p.A.
CONSOLIDATED STATEMENTS OF  CASH FLOWS
For the years ended December 31, 2002, 2001 and 2000
(in thousands of Euro)

                                                                  2002          2001         2000
Cash Flows from Operating Activities:
Net loss                                                         (80,890)     (139,717)     (71,585)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
 Depreciation                                                     15,976        19,219       18,392
 Amortization                                                      6,093         7,885        6,305
 Deferred income taxes                                               317         4,980       (9,389)
 Unrealized foreign exchange losses                                3,198        15,251        5,508
 Impairment loss on HdP Net                                          486         2,850            -
 Write-off Goodwill Fila UK                                       14,709             -            -
 Write-off Fixed assets                                           13,195             -            -
 Restructuring charges                                                 -             -       11,126
 Subsidiaries' closing costs                                           -         4,722        6,144
 Provision for termination indemnities                             2,833         3,152        2,934
 Provision for doubtful accounts                                   7,544        15,678        5,615
 Forgiveness of debt                                                   -             -      (1,244)
 Minority interests                                                  704           575           75
Changes in operating assets and liabilities:
Accounts receivable                                               28,835         1,761     (17,968)
Inventories                                                       50,528       (5,781)     (20,645)
Taxes receivable                                                   2,453         2,685     (13,047)
Trade payables                                                  (25,576)        33,986       10,827
Income taxes payable                                                 840           479        8,752
Other-net                                                          7,680       (10,806)     (10,644)
                                                              -----------   -----------  -----------
Net cash provided by (used in) operating activities               48,925      (43,081)     (68,844)

Cash Flows from Investing Activities:
Proceeds from disposals of property, plant and equipment           2,011         1,633        1,537
Proceeds from divestment of Dorotennis S.A.                            -           343       11,343
Proceeds from divestment of the 10% interest in HdP Net            1,664             -            -
Additions to property, plant and equipment                        (8,711)      (19,420)     (45,137)
Additions to intangible assets                                    (9,597)      (10,212)      (2,488)
Acquisition of 10% interest in HdP Net                                 -        (5,000)           -
Acquisition of 40% minority interest in Fila UK Ltd.                   -             -      (19,499)
                                                              -----------   -----------  -----------
Net cash used in investing activities                            (14,633)      (32,656)     (54,244)

Cash Flows from Financing Activities:
Payments on long-term debt                                          (720)      (89,670)     (33,382)
Proceeds from long-term debt                                           -             -       81,858
Payments on short-term debt to related parties                  (105,495)      (91,956)           -
Proceeds from short-term debt from related parties                65,757        60,055            -
Deposits on restricted bank accounts as                          (53,656)            -            -
 a guarantee for credit lines
Net change in short-term borrowings                              (33,355)       51,441       65,262
Proceeds from ordinary share issuance                            105,495       146,665            -
                                                              -----------   -----------  -----------
Net cash (used in) provided by financing activities              (21,974)       76,535      113,738

Effect of exchange rate changes on cash and cash
equivalents                                                        2,457        (2,275)      (1,493)
                                                              -----------   -----------  -----------
Net increase (decrease) in cash and cash equivalents              14,775        (1,477)     (10,843)
Cash and cash equivalents at beginning of year                    36,697        38,174        49,017
                                                              -----------   -----------  -----------

Cash and cash equivalents at end of year                          51,472        36,697       38,174
                                                              ===========   ===========  ===========

Supplemental disclosures:
Interest paid                                                     19,402        29,943       27,351
----------------------------------------------------------------------------------------------------
Income taxes paid                                                 13,124        12,141        5,268

See accompanying notes

                               FILA HOLDING S.p.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     As of December 31, 2002, 2001 and 2000

         (All amounts in thousands of Euro, unless otherwise indicated)


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Fila Holding S.p.A. (the "Company") is incorporated in Italy and as of December 31, 2002 is a 91.11% (71.93% at December 31, 2001) owned subsidiary of Holding di Partecipazioni S.p.A. ("HdP"), which holds 87,912,536 ordinary shares. The remaining 8.89%, which represents 8,577,027 American Depositary Shares ("ADS"), are traded on the New York Stock Exchange in the form of American Depositary Shares under the symbol FLH and deposited at the Bank of New York. Forty-five ordinary shares are held by third parties. At December 31, 2002 there are 96,489,608 ADS issued and outstanding (30,555,206 issued and outstanding at December 31, 2001, reflecting the two to one reverse stock split). See Note 11.

The principal activities of Fila Holding S.p.A. and its subsidiaries (collectively "Fila" or the "Group") include the design, distribution and marketing of a full range of sportswear and athletic footwear. In addition, Fila maintains license agreements for its name on a variety of sports-related apparel and equipment. Information on the Group's operations by geographic area is included in Note 15.

The Company suffered relevant losses in the past and in the current fiscal year. The Group's ability to sustain its cash operating requirements depends upon a combination of cash flows from operations and other sources of financing. HdP has announced its intention to dispose of Fila, its sportswear and athletic footwear business. HdP has informed the Company it will continue to provide or make available adequate financial resources to support the operations of the Group through the earlier of January 1, 2004 and or the date of disposal. However, it is not possible to predict if the acquirer would agree to provide or make available adequate financial resources to support the operations of the Group as a going concern from the date of acquisition until January 1, 2004. The financial statements for the year 2002 have been prepared on a going concern basis.

Subsequent events

Fila Holding S.p.A. has approved an agreement, on March 7, 2003, for the sale of its direct investments in Fila Nederland BV, Fila Sport SpA, Ciesse Piumini Srl and Fila USA Inc. to Sport Brands International LLC ("SBI"), a subsidiary of, an American private equity investment fund, Cerberus. The subsidiaries sold represent all of the current operating activities of Fila.

The sale price (gross of the consolidated financial indebtedness at December 31, 2002) is US$ 351 million that will be entirely paid upon the closing. At December 31, 2002, the consolidated financial indebtedness of Fila Holding was Euro 295 million, which upon the closing, will be reimbursed to the banks and to HdP by Fila Holding from the proceeds of the sale.

Based on the amounts as of December 31, 2002 and by applying the exchange rates at such date, it is estimated that Fila Holding will realize a loss in the order of Euro 80 million on the sale. The balance sheet of the company, after the completion of the disposal and the reimbursement of debts, will be composed of cash and cash equivalents for approximately Euro 35 million and equity for the same amount.

Fila Holding expects the execution of the sale to be completed by June 2003. The closing is subject to certain conditions, including the approval of Antitrust authorities.

Fila Holding's Board has approved the sale also considering the economic performance of the Group during the past several years and the expected future results, which, although improving, are not yet in a position to reach, in the immediate future, stable positive net results.

At the same time, the Company will investigate what course of action to take with the remaining cash that will remain after the transaction.

The Company has become aware that its principal shareholder HdP will, after the closing of the sale of all of Fila Holding's operating businesses to Sport Brands International LLC, but in any event within 6 months from March 7, 2003, offer to purchase all of the Fila ADS and all of the Fila ordinary shares not already owned by HdP for a price of US$ 1.12 per Fila ADS or Fila ordinary share.

Principles of consolidation and presentation - The consolidated financial statements of the Company includes the financial statements of the Company and all significant majority-owned domestic and foreign subsidiaries. Investments between 20% and 50% of owned companies are accounted for using the equity method.

All significant intercompany transactions and balances are eliminated. Unrealized intercompany profits, gains and losses arising from transactions between Group companies are eliminated.

The financial statements of foreign subsidiaries are translated into the Euro using the year-end exchange rate for balance sheet items and the average exchange rates for the year for statement of operation items. The translation differences are recorded as a separate component in consolidated shareholders' equity.

The financial statements used for the consolidation are those prepared for approval at the shareholders' meetings of the respective Group companies. They are adjusted, where necessary, to conform with the Company's accounting principles which are in accordance with Italian accounting regulations, as interpreted by, and integrated with, the accounting principles established by the Italian Accounting Profession.

The accompanying consolidated financial statements are derived from the consolidated financial statements prepared for Italian legal and statutory purposes, but have been reclassified for an international style of financial statement presentation.

Use of estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency transactions - Accounts receivable and payable denominated in foreign currencies are originally recorded at the exchange rate in affect at the date of the transaction; assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, and any resulting gain or loss is credited or charged to income. Long-term receivables and payables in foreign currencies are adjusted to current exchange rates at the balance sheet dates only if the adjustment results in a net unrealized loss.

Cash equivalents - The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Inventories - Inventories are carried at the lower of cost or market value using the weighted average cost method.

Property, plant and equipment - Property, plant and equipment are recorded principally at historical cost or revalued amounts when appropriate. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation - Depreciation is computed on the historical cost or revalued basis of the assets using principally the straight-line method over the estimated useful lives of the related assets, as follows:

                Buildings                          33-39 years
                Machinery and equipment             4-10 years
                Office furniture and equipment       2-8 years
                Leasehold improvements                 5 years

Impairments are recognized in operating results if more than a temporary decline in value occurs.

Capital leases - Assets utilized under non-cancelable lease agreements have been accounted for in accordance with I.A.S. Statement No. 17. The agreements classified as capital leases have been capitalized and depreciated. Depreciation of such assets is at rates equal to those used by the Group's owned assets, and is included in depreciation expense. Property, plant and equipment, net of accumulated depreciation, at December 31, 2002 and December 31, 2001 of Euro 8,678 and Euro 9,151, respectively, is related to buildings capitalized under capital leases.

Goodwill - Goodwill represents the excess of purchase price over the fair value assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed. Amortization is provided over the estimated future periods to be benefited on a straight-line basis over ten years. On an annual basis, management evaluates recorded goodwill for potential impairment. Goodwill is evaluated for potential impairment relating to the carrying value reported in the consolidated financial statements. Based on the 2002 evaluation, the Company has entirely written-down the goodwill relating to the acquisition of Fila UK Ltd. (see Note 2).

Other intangible assets - Other intangible assets consist primarily of costs to acquire trademarks and patent rights, and to develop or acquire computer software for internal use. Other intangible assets are amortized over their respective lives, not longer than five years. Capitalized software costs include amounts incurred for the purchase, installation and customization of internal use software. An impairment loss is recognized in operating results if more than a temporary decline in value occurs.

Treasury stock - Fila shares owned by the Fila Group ("Treasury stock") are classified in the balance sheet as an asset that is stated at market value. A reserve for the purchase of treasury stock is recorded as an appropriation of retained earnings for an amount equal to the carrying value of treasury stock.

Income taxes - Income taxes are accounted for under the "liability method, " which reflects the tax effect of all significant temporary differences between the basis of assets and liabilities recognized in the financial statement and their tax basis, and for the expected future benefits of net operating loss carry-forwards ("NOL's"). A valuation allowance is recognized to reflect the likelihood of realization of deferred tax assets.

Derivative products - The Company uses derivative products to manage exposure to fluctuations in foreign currency exchange rates. To hedge against exposures to changes in foreign currency exchange rates on certain purchase commitments and anticipated, but not yet committed purchases, the Company enters into foreign currency option contracts and into foreign currency forward contracts. The option contracts permit, but do not require, the Company to acquire specified amounts of foreign currencies expected to be paid for its import purchases for pre-established major European currencies amounts at specified dates. The option contracts are denominated in the same foreign currencies in which import purchases are expected to be denominated (normally U.S. dollars). These contracts are designated and effective as hedges of probable import purchase transactions during the next year, which would otherwise expose the Company to foreign currency risk. The continued effectiveness of these contracts as hedges is assessed periodically by analyzing the correlation between the actual import purchases occurring and the degree of offset, which the options provide. Time value premiums on option contracts (the portion of the option contract's total value attributable to the period until expiration) and discounts or premiums on forward contracts (the difference between the current spot exchange rate and the forward exchange rate at the inception of the contract) are amortized to expense over the contract lives using the straight-line method. The effects of movements in currency exchange rates on these instruments are recognized when the related purchase is recognized. Realized gains and losses on foreign currency option contracts and forward contracts are included in other assets and liabilities and recognized in earnings when the future purchase occurs or at the time a purchase is no longer expected to occur. Realized and unrealized gains and losses on options that are not designated as hedges, that fail to be effective as hedges, or that relate to purchases that are no longer probable of occurring are included in income as foreign exchange gains or losses (see Note 16 for summary of open contracts at December 31, 2002, all of which have been accounted for as ineffective hedges).

Research and development expenses - Research and development expenses are charged to expense as incurred.

Advertising and promotion expenses - Advertising production costs are expensed when the advertisement is run. Media (television, print and radio) placement costs are expensed in the month the advertising first appears. Product catalogs are expensed uniformly over the season in which they are used, typically three months. In addition, the Company has sponsorship agreements with various athletes through 2006. The agreements are generally cancelable only with cause. Accounting for sponsorship contracts is based upon the specific contract provisions. Generally, sponsorship payments are expensed uniformly over the term of the agreement after giving recognition to periodic performance compliance provisions.

In December 2000, the Company exchanged Euro 2,220 of inventory, after recognition of an impairment loss on the inventory, for advertising barter credits. The advertising credits were capitalized as a prepaid asset and amortized into advertising expense as the credits were utilized. During the year ended December 31, 2001, the Company that issued the credits filed for bankruptcy and Fila recognized an advertising impairment loss in the amount of Euro 500, which represented the book value of the unused credits.

Revenue recognition - Revenues from the sale of products are recognized when the Company transfers ownership to the customer, which is generally upon shipment. In instances where goods are shipped directly from the Company's suppliers to the Company's customers, revenues are recognized upon receipt of goods by customers. For the Company's retail operations, revenues are recognized upon consummation of sales to customers. Terms of sales in certain countries allow a limited right of return; however, Fila has not experienced any significant amounts of such returns. Royalty income is recognized in the period of the underlying sale.

Components of the Consolidated Statement of Operations lines Cost of Goods Sold and Selling, General and Administrative expenses - Cost of Goods Sold principally consists of purchases of raw materials and finished products, change from beginning to ending inventory, manufacturing costs from third parties related to the raw materials given to third parties to be manufactured and freight and duties on purchases. Selling, General and Administrative expenses principally consist of salaries, wages and contributions, freight and handling on sales (for costs that are not charged to customers) royalty fees, utilities, travel and entertainment, maintenance, rent and leases, telephone and postage, consulting fees, outsourcing fees (for handling and warehouses costs managed by third parties), insurance, depreciation and amortization, product development costs, directors and statutory auditors fees, allowance for bad debts and taxes other than income taxes.

Statements of Cash Flows - Fila's short-term borrowings arise primarily under its bank overdraft facilities. These short-term obligations are payable on demand. The cash flows from these items are included under the caption "Net change in short-term borrowings" in the Consolidated Statements of Cash Flows.

Reclassifications - Certain amounts in 2001 have been reclassified to conform to the 2002 financial statements' presentation.

2.  IMPAIRMENTS

Impairment of goodwill

At June 30, 2002, due to a significant adverse change in the business climate of the subsidiary Fila UK Ltd., the company, as a result of an impairment test based on a discounted cash flow analysis, recognized an impairment charge of Euro 14,709. The impairment charge was equal to the carrying amount of goodwill, which arose from the acquisition, on July 21, 2000, of the then outstanding 40% minority interest of the subsidiary. The goodwill recorded at the date of acquisition amounted to Euro 19,499. Fila UK Ltd., at June 30, 2002 and at December 31, 2002, reported significant losses from operations and a net working capital deficiency.

The gross amount of goodwill at December 31, 2001, entirely represented by the goodwill arising from the acquisition of the interest in Fila UK Ltd., amounted to Euro 18,385 and the accumulated amortization amounted to Euro 2,757, for a net amount of Euro 15,628. Amortization of goodwill for the six months ended June 30, 2002 amounted to Euro 919 in addition to the write-down of Euro 14,709.

Impairment of fixed assets

At December 31, 2002, fixed assets were written-off of Euro 13,195, of which Euro 6,247 related to the expected sale of certain buildings in connection with Fila UK's headquarters relocation from Newcastle to Manchester and to the write-down of certain leasehold improvements in connection with the closing of Fila UK's Covent Garden store, and Euro 6,948 relating to the expected sale of Fila USA's Brandon Woods warehouse. The amount written-off is the difference between the carrying value of these fixed assets and their estimated fair value (based on the market value of similar assets) less expected sales costs. The relocation of Fila UK, as reported in Note 17 Other Subsequent events, took place at the beginning of 2003. The buildings, not separately disclosed in the consolidated balance sheet at December 31, 2002, are included in the caption Buildings under Property plant and equipment for the amounts of Euro 12,403 for Fila UK and of Euro 13,827 for Fila USA.

Impairment of investment in HdP Net

During the course of 2002, the company recorded an impairment loss of Euro 486 thousand on its investment in HdP Net, due to market conditions in the internet industry. Subsequently, the investment in HdP Net was sold back to HdP for the carrying value.

The 10% investment in HdP Net was acquired in 2001 for Euro 5,000. HdP Net is an internet entity managed and controlled by HdP. The Company recorded also an impairment loss of Euro 2,850 million as of December 31, 2001 due to market conditions in the Internet industry. The impairment losses are recorded in "other - net" of the Consolidated Statement of Operations. The net investment of Euro 1,674 at December 31, 2002 and of Euro 2,150 at December 31, 2001 is recorded in "other assets"

3.  DIVESTITURE

On November 30, 2000, the Company divested its wholly-owned French subsidiary, Dorotennis S.A. ("Dorotennis"), which manufactured and distributed women's and children's sportswear, for a sales price of Euro 13,720, of which Euro 11,343 was received in 2000 and Euro 343 in 2001. The Company recorded a gain of Euro 480 on the sale, included in "other - net" in the Consolidated Statement of Operations. The receivable amount of Euro 2,034 is being collected from 2002 through 2004.

4.  RESTRUCTURING CHARGES

In the fourth quarter of 2000, the Company implemented certain restructuring plans resulting in a charge of Euro 11,126 in order align its overall cost structure and organization with planned revenue levels. Restructuring costs of Euro 9,360 related to the closing of certain retail outlets and other facilities. As a result, leasehold improvements and fixed assets were determined to be impaired. The Company estimated the fair value of these assets primarily by comparing the book value to the market value of similar assets and recorded an impairment loss for the difference between the fair value and the book value. The U.S. operations accounted for Euro 7,047 and the Italian operations accounted for 2,313 of the impairment. Restructuring costs of Euro 1,766 related to termination benefits for a limited number of sales agents in Italy, of which Euro 775 was unpaid as of December 31, 2001. These amounts were paid during the course of 2002.

5.  SUBSIDIARIES' CLOSING COSTS

In the fourth quarter of 2001, the Company incurred Euro 4,722 of operating costs to close its subsidiary operating in Australia, which included inventory write-downs of Euro 1,458, fixed asset write-offs of Euro 1,286, and lease commitments and other of Euro 1,978.

In the third and fourth quarters of 2000, the Company incurred Euro 6,144 of operating costs to close certain subsidiaries operating in South America, Asia and Africa, which included inventory write-downs of Euro 3,484, and accounts receivable and other operating asset write-offs of Euro 2,660. During 2001, the Company finalized its wind-down of these operations. As a result, the Company recorded an additional charge of Euro 4,019, included in "other - net" in the Consolidated Statement of Operations, consisting primarily of the write-off of trade accounts receivables.

6.  INVENTORIES

Inventories consisted of the following at December 31:

                                                2002            2001
                                                ----            ----

Raw materials                                   4,116           6,179
Semi-finished goods                             3,570           4,946
Finished goods                                153,001         223,828
                                            ---------       ---------
                                              160,687         234,953
                                            =========       =========


Inventories are net of an allowance for obsolete and slow moving items of Euro 18,926 at December 31, 2002 and Euro 22,304 at December 31, 2001.

7.  OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following at December 31:

                                                2002            2001
                                                ----            ----

Trademarks                                     19,647          19,614
Patent rights                                   5,423           6,163
Computer software                              19,131          20,601
Other                                          13,707           7,933
                                            ---------       ---------
                                               57,908          54,311
Accumulated amortization                      (39,552)        (39,176)
                                            ---------       ---------
                                               18,356          15,135
                                            =========       =========

8.  SHORT-TERM AND LONG-TERM DEBT

Short-term debt

The Company had unsecured, revolving credit agreements totaling approximately Euro 185 million and Euro 240 million with various banks at December 31, 2002 and 2001, respectively. The terms of the agreements provide for a revolving credit facility payable upon demand, and borrowings that bear interest at Euribor plus 0.3%. At December 31, 2002 and 2001, Fila had utilized lines of credit aggregating Euro 164,492 and Euro 223,018 with banks, respectively, and approximately Euro 20 million and Euro 17 million, respectively, was available for further borrowing. At December 31, 2002 and 2001, the weighted average interest rates were 6.1% and 6.7%, respectively.

In addition, at December 31, 2002 and 2001, Fila had lines of credit with banks under which it may issue letters of credit of approximately Euro 23,839 and Euro 63,615, respectively. The amount of letters of credit available at December 31, 2002 and 2001 were Euro 582 and nil, respectively.

On March 12, 2002, the Company was issued a citation by Citibank N.A., Milan branch (Citibank), whereby Citibank requested that the Tribunal of Milan jointly condemn Fila and HdP to immediately pay the current outstanding line of credit amount of Euro 23,795. Citibank rescinded the related agreement on February 8, 2002. The litigation is pending together with other litigations with respect to Banamex (controlled by Citibank) and the subsidiary Fila Mexico de CV and with respect to Citibank and the subsidiaries Fila Argentina S. A. and Fila Do Brasil Ltda. Negotiations are in progress in order to close the litigation.

Short-term debt with related parties

Short-term debt with related parties consisted of the following at December 31:

                                                           2002        2001
                                                           ----        ----
Euro 36,817 (Euro 76,555 at December 31, 2001) loan
from HdP, month-to-month renewal terms, interest          36,817      76,555
payable at 2.67% at December 31, 2002 (3.85 at
December 31,2001)                                       --------    --------
                                                          36,817      76,555
                                                        ========    ========


The unsecured loan from HdP at December 31, 2002 maintains month-to-month renewal terms, of which Euro 63,183 was available for further utilization at December 31, 2002.

Total interest expense relating to borrowings from related parties amounted to Euro 4,028, Euro 4,684, and Euro 3,685 for the years ended December 31, 2002, 2001, and 2000, respectively.


Long-term debt

Long-term debt consisted of the following at December 31:

                                                                2002      2001
                                                                ----      ----

Loan payable to bank, of which Euro 10,133 is due February
2003 and Euro 11,580 is due February 2002; interest payable
at 4.26% at December 31, 2002 (3.97% at December 31, 2001)     21,713    21,713

Loan payable to bank, of which Euro 16,000 is due on
February 2003, Euro 10,329 is due on March 2003, and Euro
5,165 is due May 2003; interest payable at 5.00% at December
31, 2002 (4.04% at December 31, 2001)                          31,494    31,494

(pound) 12,050 loan payable to bank; due Febuary 2003;
interest payable at LIBOR plus 0.35 per year, 4.37% at
December 31, 2002 (4.73% at December 31, 2001)                 18,524    19,802

(pound) 9,900 loan payable to bank; due March 2003; interest payable at LIBOR plus 0.40 per year, 4.42% at December 31,
2002 (5.03% at December 31, 2001)                              15,219    16,270

(pound) 1,022 loan payable to bank; due in semi-annual
installments through December 31, 2006; interest payable at
LIBOR plus 1.5%, 5.52% at December 31, 2002 (6.03% at
December 31, 2001)                                              1,573     2,100

Euro 2,967 capital lease agreement to financial
institutions, due in semi-annual installments through 2001,
lump sum payment due April 2003; interest payable at LIBOR
six months Euro, 3.27% at December 31, 2002 (4.8% at
December 31, 2001)                                              2,967     2,967

Euro 1,125 capital lease agreement to financial
institutions, due in semi-annual installments through 2005;
interest payable at LIBOR six months Euro, 3.49% at December
31, 2002 (3.35% at December 31, 2001)                             814       929

Euro 1,490 capital lease agreement to financial
institutions, due in semi-annual installments through 2007;
interest payable at Euribor six months plus 1.4%, 3.35% at
December 31, 2002 (4.2% at December 31, 2001).                  1,490     1,690
                                                              -------   -------
                                                               93,794    96,965
Less current portion                                          (90,434)  (84,589)
                                                              -------   -------
                                                                3,360    12,376
                                                              =======   =======


The debt instruments denominated in Sterling Pounds of Euro 1,573 and Euro 2,100, respectively, at December 31, 2002 and 2001 and the capital lease obligations are secured against property, plant and equipment.

The maturities of long-term debt, including capital lease obligations, over the next five years is as follows:

        2003                                        90,434
        2004                                         1,111
        2005                                         1,111
        2006                                           766
        2007                                           372
                                                  --------
                                                    93,794
                                                  ========


9.  EMPLOYEE BENEFITS

The liabilities for termination indemnities relates to the employees of the Italian and Korean operations.

Italy - In accordance with Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian Government. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled if the employee separates immediately.

Korea - In accordance with Korean severance pay statutes and with the agreements between the subsidiary and the employees, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, remuneration and other factors. The benefit requires a minimum vesting period of one year. No funding requirement is associated with the liability. In order to obtain certain tax benefits, the subsidiary fully funded its obligation by depositing funds equal to the liability for termination indemnity with a life insurance company that will provide for the payment of the indemnity to the employees. In accordance with this insurance plan, the employees are the individual beneficiaries of the matured funds at December 31, 2002 and 2001, which are payable by the life insurance company. Accordingly, the liability for termination indemnity of the subsidiary as of December 31, 2002 and 2001 has been reduced by the amount of the payments to the life insurance company.

Termination indemnity expense for the years ended December 31, 2002, 2001 and 2000 amounted to Euro 2,833, Euro 3,152, and Euro 2,934, respectively. Italy accounted for Euro 1,418, Euro 1,595, and Euro 1,510, respectively, and Korea accounted for Euro 1,415, Euro 1,557, and Euro 1,424, respectively, of the consolidated amounts.

The US subsidiary maintains a 401(k) retirement plan for all eligible employees with at least one year of service to which it contributed Euro 344, Euro 404, and Euro 409 for the years ended December 31, 2002, 2001 and 2000, respectively. Employees may contribute from 1% to 15% of eligible wages to the plan. The Company matches 50% of each employee's contribution up to a maximum of 3% of the employee's base wages.

Certain employees of the Hong Kong subsidiary participate in a defined contribution plan whereby the subsidiary and the participants make monthly contributions at 7% and 3%, respectively, of the participant's basic salary. Contributions by Fila for the years ended December 31, 2002, 2001 and 2000 were Euro 175, Euro 227, and Euro 88, respectively.

10.  INCOME TAXES

Loss before income taxes and the provision for income taxes consisted of the following for the years ended December 31:

                                                             2002          2001         2000
                                                             ----          ----         ----
Income (loss) before income taxes
Italy                                                     (13,693)       (3,967)      10,317
United Kingdom                                            (20,126)      (15,857)     (10,619)
United States                                              (7,196)      (53,795)     (70,892)
Argentina                                                  (2,350)      (19,028)      (4,972)
Korea                                                      15,510        29,621       24,280
Other countries                                           (34,106)      (49,681)     (16,376)
                                                          --------     ---------     --------
                                                          (61,961)     (112,707)     (68,262)
                                                          ========     =========     ========

Provision for income taxes - Current
Italy                                                       5,855         3,676         (730)
United Kingdom                                                  -         1,941       (3,200)
United States                                                 243            37           57
Argentina                                                     152           523        1,460
Korea                                                      11,254        10,810        8,481
Other countries                                             1,108         5,043        6,644
                                                          --------     ---------     --------
                                                           18,612        22,030       12,712
                                                          --------     ---------     --------

Provision for income taxes - Deferred
Italy                                                         653         1,664       (5,244)
United Kingdom                                                  -             -            -
United States                                                   -             -            -
Argentina                                                       -         3,492       (2,821)
Korea                                                      (1,526)       (1,284)      (1,011)
Other countries                                             1,190         1,108         (313)
                                                          --------     ---------     --------
                                                              317         4,980       (9,389)
                                                          --------     ---------     --------

Total provision for income taxes                           18,929        27,010        3,323
                                                          ========     =========     ========

The reconciliation between the Italian statutory tax rate and the effective consolidated tax rate is as follows:

                                                             2002          2001         2000
                                                             ----          ----         ----
Italian statutory tax rate                                  (40.2%)       (40.2%)      (41.2%)
Aggregate effect of different tax rates
  in foreign jurisdictions                                    1.7%          3.4%        (1.1)
Permanent differences:
- Tax loss carryforwards not considered
  recoverable                                                32.9%         42.8%        51.4
- Recognition of tax loss carryforwards not
  considered recoverable in prior years                      (4.2%)         -           (7.9)
- Deferred tax assets not considered recoverable             20.9%          6.3%           -
- Foreign withholding taxes on distribution of
  foreign retained earnings                                   6.2%          8.1%         5.3
- Nondeductible expenses, net                                 6.8%          2.3%        (1.3)
- Other                                                       6.5%          1.3%        (0.3)
                                                          --------      --------     --------
Effective tax rate                                           30.6%         24.0%         4.9%
                                                          ========      ========     ========

The Italian statutory tax rate for 2002 and 2001 was 40.25% consisting of a 36% national corporate income tax ("IRPEG") and a 4.25% Regional Tax on Productive Activities ("IRAP"). The Italian statutory tax rate for 2000 was 41.25% consisting of a 37% national corporate income tax ("IRPEG") and a 4.25% Regional Tax on Productive Activities ("IRAP"). A tax law was enacted in December 2000, effective January 1, 2001, that had the effect of reducing the IRPEG tax rate from 37% to 36% for the years 2001 and 2002 and from January 1, 2003 to reduce the tax rate to 34%. The Company decreased its Italian deferred tax assets and liabilities as of December 31, 2000 to reflect such change in the tax law. The effect of applying the newly enacted tax rates in 2000 to existing temporary differences was to decrease the net income tax benefit by Euro 200.

Included in the aggregate effect of different tax rates in foreign jurisdictions is the effect of the earnings from the Company's foreign subsidiaries, including the subsidiaries operating in Hong Kong, Singapore and Korea, which are subject to lower tax rates. Income taxes are not provided for on undistributed earnings of foreign consolidated subsidiaries, since the retained earnings have been permanently reinvested. It is the Company's policy to repatriate current year earnings. The undistributed retained earnings of foreign subsidiaries upon which income taxes have not been provided at December 31, 2002 amounted to approximately Euro 51 million.

Tax years are open from 1997 for the Company and for certain Italian subsidiaries of the Group, and from 1999 for the Hong Kong subsidiary, and are subject to review pursuant to the applicable laws. Certain Group companies have been subjected to tax reviews for 1999 and previous years, and the assessments resulting from such reviews were not material.

At December 31, 2002, the subsidiary Fila Sport S.p.A. accrued Euro 1,140 to take advantage of a recently enacted tax amnesty to definitively close all its open tax years and liabilities from 1997 to 2001.

Components of deferred income tax assets and liabilities as of December 31, 2002 and 2001:

                                                             2002         2001
                                                             ----         ----

Total deferred tax assets                                  235,668      251,557
Valuation allowance                                       (212,334)    (225,826)
                                                         ----------   ----------
                                                            23,334       25,731
Total deferred tax liabilities                              (2,102)      (2,540)
                                                         ----------   ----------
                                                            21,232       23,191
                                                         ==========   ==========

Tax assets (liabilities) arise from the following principal temporary differences as of December 31, 2002 and 2001:

                                                             2002         2001
                                                             ----         ----


Net operating loss carryforwards                           192,627      208,502
Allowance for doubtful accounts                              6,662        3,560
Allowance for inventory obsolescence                         2,492        2,731
Net effect of capital lease                                 (1,365)      (1,564)
Accelerated tax depreciation                                  (737)        (719)
Tax deductible amortization on goodwill arising
   from spin-off of a subsidiary, eliminated in
   consolidation                                             5,514        6,619
Inventory uniform capitalization                             1,186        1,996
Provision for restructuring costs                               66          153
Agents' termination indemnities                                 25        1,186
Accruals and costs deductible in future years for
   tax purposes                                             25,204       23,525
Other                                                        1,892        3,028
                                                         ----------   ----------
                                                           233,566      249,017
Valuation allowance                                       (212,334)    (225,826)
                                                         ----------   ----------
                                                            21,232       23,191
                                                         ==========   ==========

The valuation allowance for deferred tax assets decreased by Euro 13.5 million at December 31, 2002 due primarily to the decrease in net operating loss carry-forwards ("NOL's"), for which utilization of such NOL's by the Company is limited.

At December 31, 2002, the Company had tax effected NOL's of approximately Euro 543 million for income tax purposes. Utilization of these NOL's is limited to future taxable earnings of the Company and its subsidiaries. NOL's of Euro 74 million relate to the Company and will expire principally in 2003. NOL's of approximately Euro 469.5 million relate to the subsidiaries, principally in the U.S. for Euro 311.3 million, which expire during 2018 through 2022, in the UK for Euro 35 million and in Australia for Euro 35.4 million which have no expiration dates, in Mexico for Euro 14.5 million which expire during 2004 through 2011, in Brasil for Euro 12.3 million which have no expiration dates, and in other countries for approximately Euro 61 million which expire principally during 2004 through 2011. For financial reporting purposes, a valuation allowance has been recognized covering the entire amount of the NOL's.

11. SHAREHOLDERS' EQUITY

The Extraordinary Shareholders' meeting of the Company on September 23, 2002 approved:

i) the coverage of accumulated losses through the use of existing reserves and the decrease of capital stock (effected by reducing the par value of Fila's stock from Euro 1.30 to Euro 0.50 per share),

ii) the reverse-stock-split of two ordinary shares of reduced par value of Euro
  0.50 each into one share of par value of Euro 1.00, and

iii) a share capital increase of up to 91,665,618 new ordinary shares with a par value of Euro 1.00 each, giving the shareholders and the ADS holders the option to purchase 3 ordinary shares or ADS at a subscription price of Euro
  1.60 each for each ordinary share or ADS of par value Euro 1.00 held.

On November 29, 2002, HdP exercised its option to purchase 21,978,134 ordinary shares and subscribed its full proportion of the capital increase for 65,934,402 new ordinary shares with an investment of Euro 105.5 million, which was effected by the cancellation of an equal amount of financial debt outstanding from Fila to HdP.

On February 28, 2003, the share capital increase, approved in September 2001, was concluded. In addition to the HdP subscription in November 2002, new ADSs were subscribed and paid increasing the Fila shares to a total of 97,511,312 shares.

The Extraordinary Shareholders' meeting of the Company on April 28, 2000 approved, effective January 1, 2001, the proposal to convert the currency of the share capital from the Italian Lire to the Euro. After the conversion, the par value of the shares was fixed as Euro 1.30, after having grouped five old shares into one new share. The resulting conversion difference of Euro 246 has been reclassified from paid-in capital to capital at January 1, 2001. As a result of the one for five reverse stock split of ordinary shares, all applicable references to ordinary shares outstanding and per share amounts have been restated on a retroactive basis. There were no changes in the ADS.

On May 28, 2001, Fila's Board of Directors approved a share capital increase through a distribution of subscription rights to holders of Fila's ordinary shares and ADS recommended by a special committee composed solely of board members independent of both Fila's management and its majority shareholder, HdP. The share capital increase was affected on June 28, 2001 as approved by the shareholders in connection with an extraordinary shareholder's meeting. HdP eventually subscribed 86.4% of the share capital increase, which included subscribing to shares not subscribed to by other ADS holders. The equity of the Company was increased by Euro 146.7 million during August 2001 by issuing 33,332,952 new ordinary shares offered through the distribution of subscription rights to holders of Fila's ordinary shares and ADSs to subscribe 6 new shares for each 5 shares held, at a subscription price of Euros 4.40 per share.

Included in retained earnings are legal reserves of Euro 6,629 at December 31, 2002 and Euro 9,499 at December 31, 2001, of which Euro 47 at December 31, 2002 and Euro 4,563 at December 31, 2001 related to Italy, Euro 6,002 at December 31, 2002 and Euro 4,404 at December 31, 2001 related to Korea, and Euro 580 at December 31, 2002 and Euro 532 at December 31, 2001 related to other countries. Italian law requires that 5% of net income be retained as a legal reserve until such reserve equals 20% of share capital. Korean Commercial Code requires an amount equal to at least 10% of cash dividends declared at the annual ordinary meeting of shareholders appropriated as a legal reserve until such reserve equals 50% of paid-in capital. These reserves are not available for distribution.

12.   STOCK OPTIONS

During 1998, the Board of Directors adopted an employee stock option plan for the purchase by certain key employees identified by the Board of Directors, of up to a maximum of 200,000 ADS (equal to 200,000 ordinary shares). The maximum amount of ADS was subsequently reduced in 1999 to 110,000 ADS (equal to 110,000 ordinary shares). The duration of the plan is 7 years. Stock options granted have an exercise price equal to the ADS fair market value on the date on which such stock option was granted.

The following table summarizes stock option activity:

                                                                                 Weighted
                                          Shares under     Exercise price    average exercise
                                             options            range              price
                                          ------------     --------------    ----------------
Balance, December 31, 1999                   95,000        $8.70 to $9.40         $9.05

Granted                                         -                 -                  -
Exercised                                       -                 -                  -
Forfeited                                   (10,000)          ($8.70)            ($8.70)
                                            --------      ----------------   ----------------

Balance, December 31, 2000                   85,000        $8.70 to $9.40         $9.11

Granted                                         -                 -                  -
Exercised                                       -                 -                  -
Forfeited                                    (5,000)      ($8.70 to $9.40)   ($8.70 to $9.40)
                                            --------      ----------------   ----------------

Balance, December 31, 2001                   80,000        $8.70 to $9.40         $9.11

Granted                                         -
Exercised                                       -
Forfeited                                   (17,500)      ($8.70 to $9.40)   ($8.70 to $9.40)
                                            --------      ----------------   ----------------
Balance, December 31, 2002                   62,500        $8.70 to $9.40         $8.97
                                            --------      ----------------   ----------------


As of December 31, 2002, options for 52,500 ADS are vested and exercisable. Options for 10,000 ADS vest and become exercisable in the years 2003 - 2005. Options for 47,500 ADS were available for future grant under the plan at December 31, 2002. The option shares outstanding have a weighted-average remaining life of 1.5 years. In accordance with this stock option plan, during 1998, the Group acquired through its Dutch and German subsidiaries 240,800 ADS (equal to 240,800 ordinary shares) to service the stock option plan.

13.  COMMITMENTS

Sponsorship and Consulting Agreements

Fila has sponsorship agreements with various athletes and testimonials through 2006, with certain athletic tournaments through 2005, and with consultants for the design of new product through 2007. Agreements with athletes are generally cancelable only with cause. In general, an injury or other impairment of an athlete's ability to perform is not considered just cause for termination of an agreement. Estimated future minimum payments on those agreements in effect as of December 31, 2002 are as follows:

              Athletes     Tournaments      Consultants           Total
              --------     -----------      -----------           -----

2003            31,906             626            4,434          36,966
2004            27,502             444            2,236          30,182
2005             8,767             444            1,872          11,083
2006               742                            1,872           2,614
2007                                              1,872           1,872
             ----------------------------------------------------------
                68,917           1,514           12,286          82,717
             ----------------------------------------------------------


Lease commitments

Two of the Group subsidiaries lease corporate office, showroom and storage facilities under operating leases with terms remaining from six months to twenty-two years. These non-cancelable operating leases generally include renewal provisions and additional rent increases based on either the consumer price index or if increases in real estate taxes on the underlying property exceed specified amounts. In addition, several leases for outlet locations provide for adjustments to lease payments based on gross sales dollars generated at the respective locations.

Future minimum lease payments under leases in effect at December 31, 2002 having initial or remaining non-cancelable lease terms in excess of one year are as follows:

        2003                                      35,000
        2004                                       9,443
        2005                                       5,695
        2006                                       3,176
        2007                                       2,430
        Thereafter                                 5,986
                                                --------
                                                  61,930
                                                ========

Rental expense was Euro 22,241 in 2002, Euro 26,078 in 2001 and Euro 27,165 in 2000.

The U.S. subsidiary leases certain property, buildings and equipment related to its warehousing and shipping operations. The base lease term expired in January 2003 and the Company has guaranteed the residual value of the leased property, buildings and equipment for Euro 22.9 million. Under the terms of the existing lease agreement, if the lessor rejects an extension, the Company would be required to either purchase the property or arrange for its sale and remit to the lessor any shortfall in sales proceeds from the residual value guarantee. During January 2002, the US subsidiary deposited Euro 5.7 million towards the purchase of such leased property, buildings and equipment.

14.  CONTINGENCIES

Fila provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. It is the opinion of management that the ultimate resolution of these matters, to the extent not currently provided for, will not have a material effect on its results of operations or financial condition of the Group.

During 2001, the Company accrued Euro 2.3 million in connection with alleged preference payments by a customer during the preference period prior to the customer filing for bankruptcy protection. Notification was received from the bankruptcy counsel, which indicated that a preference payment in the amount of Euro 6.7 million would seek to be returned. Fila offered to settle for approximately Euro 1.7 million, which was rejected by the bankruptcy counsel, who proposed a counter offer of approximately Euro 2.3 million. The Company recorded the Euro 2.3 million settlement provision in "other - net" of the Consolidated Statement of Operations. Due to the settlement of the bankruptcy case in 2002, a reversal of Euro 741 was recorded in the 2002 financial statements, which related directly to the 2001 provision.

15.  INFORMATION BY GEOGRAPHIC AREA

Fila operates in one business segment of sportswear and athletic footwear. The Company manages its business on a geographic basis. Information relative to significant geographic areas is reported below. Intersegment sales and transfers between geographic areas are generally priced to recover costs plus an appropriate mark-up for profit and have been eliminated from consolidated net revenues. The Company evaluates performance of the geographic areas based on profit and loss from operations. The accounting policies of the reportable geographic areas are the same as those described in Note 1.

                                    All other
                                     European                       All other    Elimina-    Conso-
   2002                     Italy   countries      U.S.     Korea   countries     tions      lidated

Unaffiliated
  customers                 136,461  164,866     314,995   172,740   120,438           -     909,500
Intersegment                140,828      274       1,883     1,777   267,667    (412,429)          -
                          ----------------------------------------------------------------------------
Total revenues              277,289  165,140     316,878   174,517   388,105    (412,429)    909,500

Depreciation and
  amortization                4,966    4,044       7,023     1,961     4,075           -      22,069
Income (loss)
  from operations             4,891  (26,893)      4,894    33,084     4,073           -      20,049
Interest income                 262      396         276       463       628           -       2,025
Interest expense             12,266    1,974       1,695       621     5,136           -      21,692
Total assets                874,226  593,810     175,925    92,519   325,171  (1,461,820)    599,831
Identifiable
  long-term assets           41,401   17,402      22,293    33,181     6,037           -     120,314
Capital
  expenditures                9,873      855         703     3,564     3,313           -      18,308


                                    All other
                                     European                       All other    Elimina-    Conso-
   2001                     Italy   countries      U.S.     Korea   countries     tions      lidated

Unaffiliated
  customers                 135,305  212,928     287,187   154,315   187,434                 977,169
Intersegment                145,250      126       2,118     2,415   336,189           -           -
                          ----------------------------------------------------------------------------
Total revenues              280,555  213,054     289,305   156,730   523,623    (486,098)    977,169

Depreciation and
  amortization                4,928    5,112      10,128     2,238     4,698           -      27,104
Income (loss)
  from operations            16,403  (22,269)    (51,942)   29,761   (21,804)          -     (49,851)
Interest income                 133      229         161       863       674           -       2,060
Interest expense             13,415    2,666       2,973        62     9,979           -      29,095
Total assets                874,226  593,810     175,925    92,519   325,171  (1,329,691)    731,960
Identifiable
  long-term assets          252,259  477,428      42,035    34,172    11,368    (653,444)    163,818
Capital
  expenditures               11,393    4,499       2,135     2,891     8,714           -      29,632


                                    All other
                                     European                       All other    Elimina-    Conso-
   2000                     Italy   countries      U.S.     Korea   countries     tions      lidated

Unaffiliated
  customers                 130,036  276,236     245,436   134,864   216,918           -   1,003,490
Intersegment                140,154      285         689     2,274   347,645    (491,047)          -
                          ----------------------------------------------------------------------------
Total revenues              270,190  276,521     246,125   137,138   564,563    (491,047)  1,003,490

Depreciation and
  amortization                3,949    4,350      10,775     2,227     3,396           -      24,697
Income (loss)
  from operations            13,828   (7,328)    (65,842)   24,346     6,968           -     (28,028)
Interest income                 170      333         437     1,073       958           -       2,971
Interest expense              9,837    2,408       6,792         -     9,093           -      28,130
Total assets                687,172  516,373     162,541    91,499   352,799  (1,075,035)    735,349
Identifiable
 long-term assets           228,850  385,103      48,241    33,734    24,811    (559,145)    161,594
Capital
  expenditures                5,177   29,914      25,336     3,715     2,982           -      67,124

16. OTHER INFORMATION

Research and development

Research and development expenses amounted to Euro 19,822 in 2002, Euro 23,981 in 2001 and Euro 24,667 in 2000.


Shipping and handling costs

Costs incurred for shipping and handling of the Company's product sales are included in general and administrative expenses in the Consolidated Statement of Operations. Costs incurred for shipping and handling of the Company's product sales amounted to Euro 11,174, Euro 14,400, and Euro 15,317 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial instruments

Fair value of financial instruments - The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  - Cash and cash equivalents: the carrying amounts reported in the balance sheet for cash and cash equivalents approximates its fair value due to the short duration of those investments.

  - Accounts receivable and payable -- The carrying amount of accounts receivable and payable approximates their fair value.

  - Bank borrowings and long-term debt: the carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair value due to the short-term nature of these instruments. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.

  - Foreign currency exchange options and contracts: the carrying value approximates fair value based on exchange rates at December 31, 2002 and 2001.

  - The carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001 approximate their fair values.

Foreign currency forward contracts

From time to time, the Company enters into certain foreign currency forward contracts with banks. As of December 31, 2002, Fila had outstanding foreign currency forward contracts to (i) sell Euro 25,053,847 for US$ 25,550,000; (ii) sell Euro 4,519,189 for Yen 483,000,000; (iii) sell Canadian Dollars 2,000,000 for US$ 1,277,955; (iv) sell Pounds Sterling 1,000,000 for US$ 1,455,000; (v)
sell Euro 5,758,540 for New Mexican Pesos 60,957,600; (vi) sell US$ 27,961,842 for Euro 29,940,492. The forward exchange contracts have maturities that do not exceed twelve months.

As of December 31, 2002 and 2001, total net unrealized (gain) loss on these outstanding foreign currency forward contracts amounted to approximately 468 and (28,017), respectively, and has been included in the consolidated statement of operations as the contracts are considered ineffective hedges.

Currency devaluation in Argentina

In 2001, Argentina experienced continued recession ending the year in an economical and political crisis. As a result of the devaluation of the Argentina currency, the Company recognized a loss of Euro 4,361 during 2001. Since the close of 2001, the Argentina currency has devalued sharply. This devaluation resulted in a loss of approximately Euro 15,900 in the year ended December 31, 2002, which was recorded as part of foreign exchange losses in the income statement.

Concentration of credit risk

         Concentration of credit risk with respect to trade accounts and notes receivable are generally limited due to the widely dispersed markets into which Fila's products are sold. Fila performs ongoing credit evaluations of its customers' financial condition and may require customers to provide letters of credits as collateral. Cash deposits are maintained with major banks in various countries, primarily Italy and the United States.

The Company has no single customer who accounts for 10% or more of its consolidated sales for 2002, 2001, and 2000. However, several well-recognized major retailers account for a significant portion of the Company's net sales.

Changes in accounts receivable allowances and inventory reserves

The following table summarizes the changes in accounts receivable allowances and inventory reserves for each of the three years ended December 31, 2002:


                                       Balance at  Charged to   Charged                   Balance
                                       beginning   costs and    to other                 at end of
             Description               of period    expenses    accounts    Deductions    period
             -----------               ---------   ----------   --------    ----------   ---------
Year ended December 31, 2002:
Allowance for
  doubtful accounts                       28,562       7,544         -       (8,646)(1)    27,460
 Reserve for inventory
  obsolescence                            22,304      15,521                (18,899)(2)    18,926
                                     --------------------------------------------------------------
 Total                                    50,866      23,065         -      (27,545)       46,386
                                     ==============================================================

 Year ended December 31, 2001:
 Allowance for
  doubtful accounts                       18,578      15,678         -       (5,694)(1)    28,562
 Reserve for inventory
  obsolescence                            19,191      14,007         -      (10,894)(2)    22,304
                                     --------------------------------------------------------------
 Total                                    37,769      29,685         -      (16,588)       50,866
                                     ==============================================================

 Year ended December 31, 2000:
 Allowance for
  doubtful accounts                       21,182       5,615         -       (8,219)(1)    18,578
 Reserve for inventory
  obsolescence                            19,772      11,560         -      (12,141)(2)    19,191
                                     --------------------------------------------------------------
 Total                                    40,954      17,175         -      (20,360)       37,769
                                     ==============================================================

(1) Uncollectible accounts written off, net of recoveries.
(2) Disposal of obsolete inventory.

17. OTHER SUBSEQUENT EVENTS

In the months of January and February 2003, the Company, with respect to the subsidiary Fila UK, relocated the headquarters from Newcastle to Manchester, sold certain fixed assets, outsourced the warehouse management, and closed the Covent Garden store. Related costs were fully accrued in the consolidated financial statements at December 31, 2002. The final stages of the implementation of the new information systems for Fila UK have been synergised with the development of the above mentioned actions.

18. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company's accounting policies, which are in conformity with Italian GAAP, differ in certain respects from accounting principles generally accepted in the United States ("US GAAP). Differences that have a significant effect on the US GAAP reconciliation relative to Consolidated Net Loss and Shareholders' Equity are described in paragraphs (A) through (G) below. Certain additional standards relating to US measurement and disclosure requirements that were considered in preparing the following US GAAP reconciliations are described in paragraphs (H) through (P) below, and additional financial statement disclosures required by US GAAP are presented in a separate section of this note.

(a) Revaluations of property

Certain buildings were revalued by an Italian subsidiary to amounts in excess of historical cost. These revaluations, which were either authorized or required by Italian law, are permissible under Italian accounting principles. The total increase in property, plant and equipment of Euro 1,678 resulting from these revaluations was credited to shareholders' equity. No deferred tax liability on the taxable portion of such revaluation reserve has been provided. The amount of such liability, not required according to Statement of Financial Accounting Standard ("SFAS") 109 as related to years prior to 1992, is Euro 343. Assets revalued under Italian accounting principles are depreciated over their remaining useful lives based on their revalued basis.

US GAAP does not permit the revaluation of such assets. Accordingly, the increases in shareholders' equity and the related increase in depreciation expense occurring as a result of such revaluations have been reversed in the attached reconciliation for all periods presented. The depreciation expense for the revaluation for the years 2002, 2001 and 2000 is Euro 59.

(b) Accounting for intangible assets and deferred charges

Under Italian GAAP, certain costs, principally start-up and expansion costs, and costs incurred to register and defend the Fila trademark, are deferred and amortized over the estimated useful lives of the respective assets.

Under US GAAP, SOP 98-5 "Reporting on the Costs of Start-up Activities" requires such costs to be expensed when incurred.

(c) Accounting for stock based compensation

Under Italian GAAP, the Company's stock option plans established does not result in compensation expense in the Company's statement of operations at either at the date of the grant to employees or at the date when such options are exercised.

Under US GAAP, the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", allows entities to continue to account for its compensation expense for its stock based compensation plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to account for its stock based compensation expense in accordance with APB Opinion No. 25 and to apply the pro-forma net income and earnings per share disclosure requirements of SFAS 123 as if the fair value based methods in that Statement had been used to account for stock-based compensation. The Company recorded for U.S. GAAP compensation expense (income) of Euro (70), Euro (86), and Euro 792 for the years ended December 31, 2002, 2001, and 2000, respectively, for options granted with an exercise price less than fair market value on date of grant, stock options granted to a non-employee, and for the modification of stock option terms during 2000.

(d) Underwriting commissions, offering expenses and share capital increase expenses

Under Italian GAAP, costs incurred by the Company in connection with the share capital increase in September 2002 of Euro 399 and in July 2001 of Euro 676 were written-off. The loss was recorded in "other - net" of the Consolidated Statement of Operations. Under US GAAP, such costs are deducted from the proceeds of the offering, net of estimated tax benefits, if applicable.

(e) Accounting for treasury stock

Under Italian GAAP, shares held in treasury are recorded at cost and are presented as an asset in the balance sheet. During the years 2001 and 2002 the Company recognized an impairment loss of Euro 692 and of Euro 1,551 respectively.

Under US GAAP the cost of treasury shares acquired are presented in the balance sheet as a reduction of shareholders' equity. The shares held in treasury are excluded from earnings per share computations, and the 2002 and 2001 impairment losses are reversed in the statement of operations.

(f) Internal use software costs

Under Italian GAAP, preliminary planning software costs incurred in connection with SAP implementation were capitalized and are to be amortized over five years.

Under US GAAP, SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" requires costs related to the preliminary planning stage to be expensed as incurred.

(g) Accounting for derivatives and hedging activities

Under Italian GAAP derivatives used to hedge assets, liabilities and commitments are accounted for as off-balance sheet transactions. Realized gains and losses on the derivatives that are effective hedges are included in other assets and liabilities and recognized in earnings or capitalized as an asset when the hedged item is recognized in earnings or capitalized as an asset. If the derivative is not used for hedging purposes, or the hedge is not effective, the realized and unrealized gains and losses are recognized in the income statement immediately.

Under US GAAP, prior to January 1, 2001, the accounting for derivatives was similar to Italian GAAP, except that for Italian GAAP, unrealized gains were recognized immediately in the income statement on derivatives that were not used for hedging purposes or when the hedge was not effective. On January 1, 2001, the Company adopted Statement 133 "Accounting for Derivatives and Hedging Activities", as amended. Statement 133 requires the Company to recognize all derivatives, whether designated as hedges or not, on the balance sheet at fair value. Derivatives that are not hedges or that do not meet the hedge criteria of Statement 133 must be adjusted to fair value with unrealized gains and losses recognized in current period earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or commitments through earnings (fair value hedges) or recognized in other comprehensive income until the hedged item is recognized in earnings (cash flow hedges). The ineffective portion of the derivative's change in fair value is immediately recognized in earnings.

The Company's derivative financial instruments at December 31, 2000 consisted of foreign currency forward exchange contracts that would have qualified as hedges, however since the Company did not designate their hedging relationships anew and documented their risk management strategies, such derivatives did not qualify as hedges as of January 1, 2001, and accordingly under the provisions of Statement 133, changes in the fair value of such derivative instruments subsequent to January 1, 2001 were recognized in the current income for the year. In implementing Statement 133, the transition adjustment to income was not material.

As of December 31, 2002 and 2001, the Company did not formally designate derivative contracts entered into during the year as fair value or cash flow hedges. Accordingly, as required by Statement 133, the fair value of such contracts have been recorded on the balance sheet until the contracts are settled, and all changes in fair value of the derivative instruments since the date of the derivative contracts have been recognized in the current income for the year.

(h) Accounting for income taxes

In the following reconciliation, the effects of the recognition of deferred income taxes relate only to the US GAAP adjustments that gave rise to temporary differences, because no significant differences exist between the method of accounting applied by the Group under Italian GAAP and US GAAP.

(i) Goodwill and other intangible assets

In January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Application of the non-amortization provisions of SFAS No.142 would have decreased net loss for the year ended December 31, 2001 and 2000 by approximately Euro 1,837 and Euro 919, respectively.

Upon adoption of SFAS 142 in the first quarter of 2002, the Company concluded that no impairment on the carrying value of its goodwill existed. However, as a result of deteriorating financial conditions subsequent to January 1, 2002, Fila recorded a non-cash charge of Euro 14,709 to reduce the remaining carrying value of its goodwill related to the acquisition of the outstanding 40% minority interest of its subsidiary, Fila UK Ltd, as of June 30, 2002. In calculating the impairment charge, the fair value of Fila UK Ltd. was estimated using a discounted cash flow methodology. Under US GAAP the impairment of goodwill would have been Euro 15,628 (the amount of goodwill at December 31, 2001) and the recognition of amortization of goodwill on an Italian GAAP basis of Euro 919, for the six months ended June 30, 2002, would have been reversed to income for US GAAP purposes.

Net loss under US GAAP for each of the periods ended December 31, 2001 and 2000, adjusted to exclude amortization expense on goodwill would have been as follows on a pro-forma basis:

                                                         2001         2000
                                                         ----         ----

Net loss reported                                    (138,833)     (72,853)
Loss adjustment for amortization
  of goodwill not deductible for tax purposes           1,837          919
                                                     ---------     --------
Adjusted net loss                                    (136,996)     (71,934)
Reported net loss per share and per ADS
  basic and diluted (1)                                 (6.68)       (5.30)
Adjusted net loss per share and per ADS
  basic and diluted (1)                                 (6.61)       (5.27)

(1) Restated to reflect on a retroactive basis the reverse stock split of two to one as stated by the shareholders' meeting of September 23, 2002


         (j) Other long-lived assets

Under US GAAP, other long-lived assets, excluding goodwill and certain non-amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At December 31, 2002 an impairment of Euro 13,195 in other long-lived assets was recognized, see point (n) below, of which Euro 6,247 related to the expected sale of certain buildings in connection with Fila UK's headquarters relocation from Newcastle to Manchester and to the write-down of certain leasehold improvements in connection with the closing of Fila UK's Covent Garden store, and Euro 6,948 relating to the expected sale of Fila USA's Brandon Woods warehouse. The amount written-off is the difference between the carrying value of these fixed assets and their estimated fair value (based on the market value of similar assets) less expected sales costs.

In January 2002, the Company adopted SFAS 144 Accounting for the Impairment or Disposal of Long-lived Assets to assess impairment of property, plant and equipment and amortizable intangible assets for purpose of US GAAP. If management has concluded that impairment indicators exist, the Company will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, and market valuations or quoted market prices.

(k) Reporting comprehensive income

Italian GAAP does not require the presentation of comprehensive income.

Under US GAAP, SFAS 130, "Comprehensive Income: Financial Statement Presentation" requires disclosure of comprehensive income, which is defined as the change in net assets of a business enterprise during a period from transactions and events and circumstances from non-owner sources. Non-owner changes in equity that have not been included in income are comprised of foreign currency translation adjustments.

(l) Earnings per share

Under Italian GAAP, there is no requirement to present earnings per share.

Under US GAAP, in accordance with SFAS 128, Earnings per Share, the Company has reported basic and diluted net loss per share and basic and diluted net loss per ADS. Both basic and diluted net loss per share and per ADS was calculated using the weighted-average number of shares for the year. The computation of diluted net loss per share and per ADS did not assume the effect of shares issuable upon the exercise of stock options, as their effects are anti-dilutive. Furthermore, in connection with the approval by the shareholders (see Note 11) of the Company to convert the currency of the share capital from the Lire to the Euro effective January 1, 2001, resulting in a one for five reverse stock split of ordinary shares, all applicable references to ordinary shares outstanding and per share amounts have been restated on a retroactive basis. There were no changes in the ADS.

(m) Presentation of restructuring costs and subsidiaries' closing costs

Under Italian GAAP, there is no requirement to present restructuring costs and subsidiaries' closing costs (see Note 4 and 5) related to inventory markdowns associated with exit plans or restructuring activities as a component of cost of sales in the income statement.

Under US GAAP, as stated in EITF 96-9, Classification of Inventory Markdowns and Other Costs Associated with a Restructuring, the SEC staff prefers that inventory markdowns associated with an exit plan or a restructuring activity be classified in the income statement as a cost of goods sold. The SEC staff believes that it is difficult to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from inventory markdowns attributable to external market factors that are independent of a decision to exit or restructure an activity. Furthermore, the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business. Accordingly, under a US GAAP presentation, the 2002 amounts were in line with EITF 96-9. The 2001 amounts for cost of sales would increase by Euro 1,500, and the gross profits and the restructuring costs and subsidiaries' closing costs would decrease by Euro 1,500. Refer to item (n) for 2001 tabular presentation.

(n) Presentation of non-operating items

Under Italian GAAP, certain items related to operating activities are recorded and classified by management in "other - net" of the Consolidated Statement of Operations, even though such costs generally are considered to be normal, recurring activities integral to the management of the ongoing operations.

Under US GAAP, items related to operating activities must be recorded within the results from operations as these costs generally are considered to be normal, recurring activities integral to the management of the ongoing business. Accordingly, under a US GAAP presentation, the 2002 amounts for General and Administrative expenses would increase and "Other - net" in the Consolidated Statement of Operations would decrease by Euro 29,314, due primarily to reclassifications for fixed assets write-offs of Euro 13,195 (due to fixed asset write-offs by Fila UK Ltd. of Euro 6,247 and Fila USA Inc. of Euro 6,948), the goodwill impairment related to the UK operations of Euro 14,709 and restructuring costs of Euro 1,410 to convert the Oceania operations to a licensee were reclassified to operations.

Following is a presentation of key financial statement line items in the consolidated statement of operations for the year ended December 31, 2002 incorporating the reclassification adjustments noted above.

December 31, 2002                Italian GAAP as
                                    Presented       Reclassifications      Reclassified
                                -----------------  -------------------   ----------------
Total revenue                            909,500                    -            909,500
Cost of sales                            559,363                    -            559,363
                                    -------------        -------------      -------------
Gross profit                             350,137                    -            350,137
Operating expenses                       330,088               14,605            344,693
Goodwill impairment                            -               14,709             14,709
                                    -------------        -------------      -------------
Loss from operations                      20,049              (29,314)            (9,265)
Interest income                            2,025                    -              2,025
Interest expense                         (21,692)                   -            (21,692)
Foreign exchange losses                  (27,246)                   -            (27,246)
Bank charges                              (2,843)                   -             (2,843)
Other - net                              (32,254)              29,314             (2,940)
                                    -------------        -------------      -------------
Loss before income taxes                 (61,961)                   -            (61,961)
                                    =============        =============      =============

With respect to the impairment of goodwill and certain restructuring costs at December 31, 2002 the information by geographical area with respect to the amounts of amortization and loss from operations is as follows:

                                                 All other
                                                 European                       All other   Elimina-   Conso-
December 31, 2002                       Italy    countries     U.S.    Korea    countries     tions    lidated
Depreciation and amortization:
Italian GAAP presented                  4,966      4,044      7,023     1,961      4,075         -     22,069
Reclassifications:
Impairment of goodwill                            14,709                                               14,709
                                   ----------------------------------------------------------------------------
Reclassified                            4,966     18,753      7,023     1,961      4,075         -     36,778

Loss from operations:
Italian GAAP presented                  4,891    (26,893)     4,894    33,084      4,073         -     20,049
Reclassifications:
Impairment of goodwill                           (14,709)                                             (14,709)
Other                                             (6,247)    (6,948)              (1,410)             (14,605)
                                   ----------------------------------------------------------------------------
Reclassified                            4,891    (47,849)    (2,054)   33,084      2,663         -     (9,265)


With respect to 2001, the amounts for General and Administrative expenses would increase and "Other - net" in the Consolidated Statement of Operations would decrease by Euro 14,264 due to reclassifications for normal employee termination costs of Euro 6,294, additional closure costs in South Africa and the Philippines of Euro 4,019, trade accounts receivable write-offs of Euro 2,567, and management bonuses of Euro 1,384.

Following is a presentation of key financial statement line items in the consolidated statement of operations for the year ended December 31, 2001 incorporating the reclassification adjustments noted above.

December 31, 2001

                                       Italian GAAP as
                                          Presented      Reclassifications     Reclassified
                                      -----------------  -----------------     ------------
Total revenue                                  977,169                   -           977,169
Cost of sales                                  632,078               1,500           633,578
                                          -------------       -------------     -------------
Gross profit                                   345,091              (1,500)          343,591
Operating expenses                             390,220              14,264           404,484
                                          -------------       -------------     -------------
Loss from operations                           (45,129)            (15,764)          (60,893)
Subsidiaries' closing costs                     (4,722)              1,500            (3,222)
                                          -------------       -------------     -------------
Loss from operations                           (49,851)            (14,264)          (64,115)
Interest income                                  2,060                   -             2,060
Interest expense                               (29,095)                  -           (29,095)
Foreign exchange losses                         (7,255)                  -            (7,255)
Bank charges                                    (4,688)                  -            (4,688)
Other - net                                    (23,878)             14,264            (9,614)
                                          -------------       -------------     -------------
Loss before income taxes                      (112,707)                  -          (112,707)
                                          =============       =============     =============


December 31, 2001                All other                     All other
                         Italy   European     U.S.    Korea    countries  Eliminations  Consolidated
                                 countries
Loss from operations:
Italian GAAP presented    16,403  (22,269)  (51,942)  29,761   (21,804)          -         (49,851)
Reclassifications:
Subsidiaries' closing       -        -         -         -       1,500           -           1,500
costs
Other                    (7,678)     -         -         -      (8,086)          -         (15,764)
                      ------------------------------------------------------------------------------
Reclassified              8,725   (22,269)  (51,942)  29,761   (28,390)          -         (64,115)


(o) Foreign currency transactions

Under Italian GAAP, the Company defers unrealized foreign exchange gains arising from remeasurement of non-current assets and liabilities denominated in foreign currencies.

Under US GAAP, such foreign exchange gains are included in results of operations. During the three years ended December 31, 2001, no such gains arose.

(p) Impact of recently issued accounting standards

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The Interpretation clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing, unconsolidated variable interest entities ("VIE") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. All companies with variable interest in VIE's created after January 31, 2003 shall apply the provisions of this Interpretation to those entities immediately. A public company with a VIE created before February 1, 2003, shall apply the provisions of this Interpretation to that entity no later than the beginning of the first interim or annual reporting period after June 15, 2003. For VIE's for which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 may be applied by either restating previously issued financial statements or prospectively from the date of adoption. The Group will begin applying the provisions of this new announcement effective January 1, 2004. The Group will adopt the Interpretation on a prospective basis.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation requires expanded disclosure to be made in the guarantor's financial statements in regards to the guarantees and obligations under certain agreements. If also requires that a guarantor recognize, as the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 31, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Group is still evaluating the effect, if any, that adoption of the Interpretation will have on its financial condition and results of operations.

In November 2002, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables". The EITF addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and / or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SEC Staff Accounting Bulletin ("SAB")
101. The final consensus is applicable to agreements entered into in quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Group will adopt this new pronouncement as of July 1, 2003. The Group is currently evaluating the impact of the Issue on results of operations, financial position and cash flows.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit activities including Certain Costs Incurred in a Restructuring. The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this new Statement is that an entity's commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. The effective date for the new Statement is January 1, 2003, with earlier adoption allowed. The Group will apply the provisions of the Statement as of January 1, 2003.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and to capitalize that amount as part of the carrying value of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This Statement is effective for financial statements of fiscal year beginning after June 15, 2002 (the financial statements for the year ended December 31, 2003 in the case of the Group). The adoption of SFAS 143 is not expected to have a material impact on the Group.

In May 2003 the FASB issued SFAS 150 "Accounting for certain financial instruments with characteristics of both liabilities and equity", the new standard accounting for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has started to evaluate what impact, if any, adopting of the Statement will have on the Group's Consolidated Financial condition and operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

         The following table summarizes the significant adjustments to consolidated net loss, which would be required, if US GAAP had been applied instead of the accounting principles established by the Italian accounting profession.

         In computing diluted loss per share and per ADS, 62,500, 160,000, and 170,000 common share equivalents for stock options were excluded for the year ended December 31, 2002, 2001, and 2000, respectively, from the diluted loss per share and per ADS computation because their effect would have been anti-dilutive.

                                                           For the years ended December 31:
                                                           --------------------------------
                                                           2002           2001          2000
                                                           ----           ----          ----
Net loss as reported in the
   Consolidated Statement of Operations                 (80,890)      (139,717)      (71,585)

Adjustments required for US GAAP purposes

(a) Revaluation of properties, net of related
depreciation expense                                         59             59            59
(b) Write off of certain intangible assets and
deferred charges, net of related amortization
expense                                                     444         (1,312)         (814)
(c) Stock option compensation expense                        70             86          (792)
(d) Underwriting commissions and offering
expenses                                                    399            676             -

(e) Reversal of treasury stock asset write-down             692          1,551             -
(f) Write-off of internal use computer software
costs                                                      (261)        (1,000)            -
(g) Forward exchange contracts                           (1,249)         1,284             -
(h) Deferred taxes on US GAAP adjustments                    43           (460)          279
                                                        --------      ---------      --------
Net loss in accordance with US GAAP                     (80,693)      (138,833)      (72,853)
                                                        ========      =========      ========

Net loss per share and per ADS in accordance
with
   US GAAP
   Basic and diluted (1)                                  (2.22)         (6.68)        (5.30)

   Basic and diluted average number of shares and
   ADS (1)                                           36,395,999     20,765,577    13,768,330

(1) Restated to reflect on a retroactive basis the reverse stock split of two to one as stated by the shareholders' meeting of September 23, 2002

         The following table summarizes the significant adjustments to consolidated shareholders' equity, which would be required, if US GAAP had been applied instead of the accounting principles established by the Italian accounting profession.

                                                                      2002           2001
                                                                     ------         ------
Balance as of December 31 as reported in the
Consolidated Balance Sheets                                          106,427        88,588

Adjustments required for US GAAP reporting purposes
(a) Elimination of revaluations of certain buildings, net of related accumulated depreciation of Euro 661 and Euro 602
at December 31, 2002 and 2001                                         (1,017)       (1,076)
(b) Write off of certain intangible assets and deferred
charges, net of related accumulated amortization of Euro 5,292
and Euro 4,632 at December 31, 2002 and 2001                          (1,682)       (2,126)
(c) Stock options:
   Compensation expense accrued                                       (3,522)       (3,592)
   Capitalization of accrued compensation expense                      3,522         3,592
(e) Treasury stock acquired in 1998                                     (152)         (844)
(f) Write-off of internal use computer software costs                 (1,261)       (1,000)
(g) Forward exchange contracts                                            35         1,284
(h) Recognition of net deferred income taxes on US GAAP
reconciling items, except for point (e)                                  (15)          (58)
                                                                     -------        ------
Balance at December 31 in accordance with US GAAP                    102,335        84,768
                                                                     -------        ------

         Shareholders' equity at December 31, consisted of:

                    2002                     Italian GAAP     Adjustments        US GAAP
                    ----                    --------------   -------------      ---------
Share capital                                   96,490             -             96,490
Treasury stock                                    -             (2,395)          (2,395)
Additional paid in capital                      39,561          213,495          253,056
Accumulated deficit                            (47,533)        (215,040)        (262,573)
Reserve for treasury stock                         152             (152)              -
Foreign currency translation adjustments        17,757               -            17,757
Revaluation reserves                                -                -                -
                                              ---------       ---------         ---------
                                               106,427          (4,092)          102,335
                                              =========       =========         =========

                    2001                     Italian GAAP     Adjustments        US GAAP
                    ----                    --------------   -------------      ---------

Share capital                                   79,444               -            79,444
Treasury stock                                       -          (2,395)           (2,395)
Additional paid in capital                     104,708          60,368           165,076
Accumulated deficit                           (121,782)        (60,098)         (181,880)
Reserve for treasury stock                         844            (844)                -
Foreign currency translation adjustments        24,523               -            24,523
Revaluation reserves                               851            (851)                -
                                              ---------      ---------          ---------
                                                88,588          (3,820)           84,768
                                              =========      =========          =========


For Italian reporting purposes, the Company, in accordance with the Italian law, utilizes amounts from share capital and additional paid in capital accounts to cover accumulated deficit. For U.S. GAAP reporting purposes, such transfers between capital accounts and accumulated deficit are eliminated and the amounts of capital accounts and accumulated deficit are restated at their original amounts.

Components of deferred income tax balances

         Deferred income taxes reflect the net tax effect of temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements. Principal items comprising net deferred income tax assets arising from US GAAP adjustments as of December 31, 2002 and 2001 are:


                                                        2002            2001
                                                        ----            ----


Revaluation of properties                                389             440
Intangible assets and deferred charges                 1,126           1,205
                                                    ---------       ---------
                                                       1,515           1,645
Valuation allowance                                   (1,515)         (1,193)
                                                    ---------       ---------
                                                           -             452
Forward exchange contracts                               (15)           (510)
                                                    ---------       ---------
                                                         (15)            (58)
                                                    ---------       ---------

         Comprehensive loss and related component

The comprehensive loss for each of the three years in the period ended December 31, 2002 is as follows:

                                            2002          2001          2000
                                           ------        ------        ------

Net loss per US GAAP reconciliation       (80,693)     (138,833)      (72,853)
Change in accumulated comprehensive
income on shareholders' equity             (6,766)        9,499         2,846
                                         ---------     ---------      --------
Comprehensive loss                        (87,459)     (129,334)      (70,007)
                                         ---------     ---------      --------


Accumulated other comprehensive loss for a US GAAP financial statement presentation as of December 31, 2002, 2001 and 2000 relates to foreign currency translation adjustments, as reported in the Consolidated Statement of Shareholders' Equity.

Pro forma information required by SFAS 123

SFAS 123 "Accounting for Stock-Based Compensation" requires that when APB Opinion No. 25 is applied in computing compensation cost of stock based compensation that pro forma information as to net income and earnings per share be presented as if the Company had accounted for its employee stock based compensation in accordance with SFAS 123.

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Employee stock options               2002            2001             2000
----------------------               ----            ----             ----

Expected life of option            5 years          5 years          5 years
Risk free interest rates              4%              4%               4%
Volatility                           0.30            0.50             0.30
Dividend yield                        1%              1%               1%

The weighted average estimated fair value of the options granted during fiscal 1998 amounted to Euro 1,298 thousand.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the vesting period.

Had compensations costs related to the Company's plans been based on the fair value at the grant dates, consistent with the provision of SFAS 12 3, the Company's net loss and loss per share and ADS would have been increased to the pro forma amounts for the years ended December 31, 2002, 2001 and 2000 indicated below.

                                                   2002       2001        2000
                                                 --------   --------    --------
Net loss applicable to shareholders:
   As reported                                   (80,693)   (138,833)   (72,853)
   Pro forma                                     (80,729)   (138,961)   (72,935)
Basic and diluted loss per share and per ADS:
   As reported                                     (2.22)     (6.68)      (5.30)
   Pro forma                                       (2.22)     (6.68)      (5.30)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                FILA HOLDING S.p.A.
                                         ----------------------------------
                                                   (Registrant)





                                         ----------------------------------
                                                    Marco Isaia
                                                  Managing Director


Dated: June 5, 2003

                                  CERTIFICATION

I, Marco Isaia, certify that:

1. I have reviewed this annual report on Form 20-F of Fila Holding S.p.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

(c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                 -----------------------
Date: June 5, 2003                                     Marco Isaia
                                                 Chief Executive Officer

                                  CERTIFICATION

I, Bruno Tufari, certify that:

1. I have reviewed this annual report on Form 20-F of Fila Holding S.p.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

(c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                 -----------------------
Date: June 5, 2003                                    Bruno Tufari
                                                 Chief Financial Officer

                                  Certification
                         Pursuant to Section 906 of the
      Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350,
                  Chapter 63 of Title 18, United States Code)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Fila Holding S.p.A. (the "Company"), does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.




Dated: June 5, 2003                        -------------------------------------
                                           Name:  Marco Isaia
                                           Title: Chief Executive Officer



Dated: June 5, 2003                        -------------------------------------
                                           Name:  Bruno Tufari
                                           Title: Chief Financial Officer


A signed original of this written statement required by Section 906 has been provided to Fila Holding S.p.A. and will be retained by Fila Holding S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.